Notice of 2022 Annual General Meeting of Shareholders and Information Circular
Our Annual General Meeting of Shareholders will be held at 11:00 a.m. (Eastern Time) Wednesday, April 20, 2022.
Virtual-only meeting via live webcast https://web.lumiagm.com/412315343

Who We Are

Rogers Communications Inc. is a leading Canadian technology and media company that provides world-class communications services and entertainment to consumers and businesses on our award-winning networks. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. Today, we are dedicated to providing industry-leading wireless, cable, sports, and media to millions of customers across Canada. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information about the Rogers group of companies, please visit rogers.com. Information on or connected to this and any other websites referenced in this document does not constitute part of this document.

™Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2022 Rogers Communications

Please Register for Electronic Delivery of

Shareholder Materials

In our continuing effort to reduce environmental impacts and printing and postage costs, Rogers Communications Inc. has adopted the “notice-and-access” provisions of the Canadian securities regulations. Under notice-and-access, Canadian companies may post electronic versions of shareholder meeting-related materials, such as information circulars and annual financial statements, on a website for investor access, with notice of the meeting and availability of the materials provided by letter. Physical copies of such materials are still made available if specifically requested. Shareholders who have already signed up for electronic delivery of meeting materials will continue to receive them by e-mail. If you have not signed up for electronic delivery and wish to do so, please refer to the instructions below.

Beneficial Shareholders – If you hold your Rogers shares in a brokerage account or with another financial intermediary, such as a bank or trust company, register for electronic delivery at InvestorDelivery.com (provided your institution participates in the Electronic Delivery program) using your personalized Enrolment Number, which can be found on the right-hand side of the mailing sheet or your Class A Voting Instruction Form.

Registered Shareholders – If your Rogers shares are registered directly in your name with our transfer agent, TSX Trust Company, please register for electronic delivery at https://tsxtrust.com/edelivery using your personalized Holder Account Number, which can be found on either the separate election form or your Class A Form of Proxy.

Letter to Shareholders

Dear Shareholders,

You are invited to attend Rogers Communications Inc.’s Annual General Meeting of Shareholders, which will be held at 11:00 a.m. (Eastern Time) on Wednesday, April 20, 2022. Once again this year, to proactively deal with the unprecedented public health impact of the COVID-19 pandemic and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold our meeting in a virtual-only format, which will be conducted via live webcast.

This Information Circular contains important information about the Annual General Meeting of Shareholders and the business to be conducted, voting, the individuals nominated to serve as directors, our corporate governance practices, and how we compensate our executive officers and directors. If you are a holder of Class A Voting Shares, please use the proxy or voting instruction form provided to you to submit your vote prior to the meeting.

We will provide live coverage of the meeting via webcast online at https://web.lumiagm.com/412315343. A rebroadcast of the meeting webcast will be available at the Investor Relations section of our website at investors.rogers.com after the meeting.

We hope you can join us via the webcast on April 20, 2022.

Sincerely,

Edward S. Rogers	Tony Staffieri
Chair of the Board	President and Chief Executive Officer

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Where To Find It

3	Notice of Annual General Meeting of Shareholders and Availability of Investor Materials

6	Information Circular

7	Voting Information
	7	Registered Shareholders
	10	Beneficial Owners (Non-Registered Holders)
	11	How to Attend the Meeting Virtually
	11	How Votes are Counted
	12	Outstanding Shares and Main Shareholders
	13	Restricted Share Disclosure

14	Business of the Meeting
	14	Election of Directors
		14	The Proposed Nominees
	23	Appointment of Auditors

24	Executive Compensation
	24	Human Resources Committee Letter to Shareholders
	27	Compensation Discussion & Analysis
	41	Summary Compensation Table
	43	Incentive Plan Awards
	49	Pension Benefits
	51	Termination and Change of Control Benefits

53	Director Compensation

60	Securities Authorized for Issuance Under Equity Compensation Plans

61	Indebtedness of Directors and Executive Officers

62	Corporate Governance
	62	Statement of Corporate Governance Practices
		63	Board Composition
		67	Board Skills Matrix
		68	Board Mandate and Responsibilities
		69	Code of Conduct and Ethics and Business Conduct Policy
		69	Director Orientation and Continuing Education
		70	Director Nomination and Board Assessment, Gender Diversity, and Term Limits
		71	Gender Diversity in Executive Officer Positions
		71	Risk Management Oversight
		71	Audit and Risk Committee
		72	Other Good Governance Practices
		72	Interaction with Shareholders

73	Report of the Audit and Risk Committee

75	Other Information

76	Appendices
		76	A – National Instrument Requirements
		84	B – Board of Directors Mandate
		90	C – Standing Committee Mandates

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Notice of Annual General Meeting of Shareholders and Availability of Investor Materials

We invite you to the Rogers Communications Inc. Annual General Meeting of Shareholders (the meeting).

When Wednesday, April 20, 2022 11:00 a.m. (Eastern Time)	Where Virtual-only meeting via live webcast online at https://web.lumiagm.com/412315343

BUSINESS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS:

1.	receiving the consolidated financial statements for the year ended December 31, 2021, including the external auditors’ report;

2.	electing 15 directors to our Board of Directors (see “Election of Directors” in the Information Circular);

3.	appointing the external auditors (see “Appointment of Auditors” in the Information Circular); and

4.	considering any other business that may properly come before the meeting.

YOU HAVE THE RIGHT TO VOTE

You are entitled to notice of, to participate in, and to vote at the meeting if you were a registered holder of Class A Voting Shares (Class A Shares) at the close of business in Toronto, Ontario on March 1, 2022 (subject to the voting restrictions described in the Information Circular). Specific voting instructions are included on the proxy form included with this Notice, which you have received if you are a registered holder of Class A Shares, or the voting instruction form included with this Notice, which you have received if you are a beneficial holder of Class A Shares. If you are a registered holder of Class A Shares or a duly appointed and registered proxyholder and wish to vote at the meeting, please attend the meeting virtually and you will be prompted to vote online at the meeting.

If you were a registered holder of Class B Non-Voting Shares at that time, you are entitled to notice of and to attend the meeting and ask questions, but not to vote at the meeting.

NOTICE-AND-ACCESS

Rogers is using the “notice-and-access” provisions of Canadian securities rules under National Instrument 54-101—“Communication with Beneficial Owners of Securities of a Reporting Issuer” (NI 54-101) and National Instrument 51-102—“Continuous Disclosure Obligations” (NI 51-102) for distribution of the meeting materials to shareholders. Under notice-and-access, Canadian companies are not required to distribute physical paper copies of certain annual meeting-related materials, such as information circulars and annual financial statements, unless specifically requested. Instead, they may post electronic versions of such material on a website for investor access and review and will make paper copies of such documents available upon request. Using notice-and-access directly benefits Rogers through a substantial reduction in both postage and material costs and also helps the environment through a substantial decrease in the amount of paper documents that are ultimately discarded. Shareholders who have already signed

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up for electronic delivery of shareholder materials will continue to receive them by e-mail. If you have not signed up for electronic delivery and wish to do so, Rogers encourages you to do so as outlined in this meeting notice, if provided to you, or as instructed on the inside front cover of the Information Circular.

VOTING CLASS A SHARES

As a registered holder of Class A Shares you have a number of ways to vote your shares. These are detailed on the proxy form included with this package. Unless you participate in the meeting virtually and vote at the meeting, we must receive your completed proxy or voting instructions no later than 2:00 p.m. (Eastern Time) on April 19, 2022. If you are the beneficial owner of Class A Shares, please see “Beneficial Owners (Non-Registered Holders)” in the Information Circular and the voting instruction form included with this package for voting information. Please note that a holder of Class A Shares who appoints a proxyholder other than the management appointees named on the proxy form MUST ALSO register such proxyholder with our transfer agent TSX Trust Company after submitting their form of proxy or voting instructions. Failure to register the proxyholder with our transfer agent will result in the proxyholder (i) not receiving a 13-digit proxyholder control number to participate in the meeting as a proxyholder, and (ii) only being able to attend the meeting as a guest.

We also encourage you to review the matters to be voted upon at the meeting as described in the Information Circular at investors.rogers.com/corporate-governance/agm-materials before voting.

WEBSITE WHERE INVESTOR MATERIALS ARE POSTED

Electronic copies of investor materials related to this meeting, including the Information Circular and Rogers’ annual report to shareholders, which includes our 2021 audited financial statements, can be reviewed and downloaded from investors.rogers.com/corporate- governance/agm-materials or under the Rogers Communications Inc. profile on SEDAR at sedar.com or on EDGAR at sec.gov. The electronic copies of investor materials make searching for relevant sections and specific items much easier than finding such information in paper versions of these documents.

PAPER COPIES OF INVESTOR MATERIALS

Should you wish to receive paper copies of certain investor materials, please contact us at investor.relations@rci.rogers.com, at 647.435.6470 or toll free at 1.844.801.4792, prior to April 5, 2022 and we will send them, at no charge, within three business days, giving you sufficient time to receive the materials before the meeting and vote your proxy. Following the meeting, the documents will remain available at the website listed above for at least one year.

ADMISSION TO THE MEETING

Once again this year, to proactively deal with the unprecedented public health impact of the COVID-19 pandemic and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold our meeting in a virtual-only format, which will be conducted via live webcast. Shareholders will have an equal opportunity to attend at the meeting online regardless of their geographic location.

Registered holders of Class A Shares and duly appointed and registered proxyholders will be able to participate in the meeting, ask questions and vote, provided they are connected to the internet and comply with all requirements set out in the Information Circular. Beneficial holders of Class A Shares who have not duly appointed and registered themselves as

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proxyholder will be able to attend the meeting and ask questions, but will not be able to vote at the meeting. Registered holders of Class B Non-Voting Shares will be able to attend the meeting and ask questions.

Should you have any questions related to this meeting or notice-and-access, please contact us at investor.relations@rci.rogers.com, at 647.435.6470 or toll free at 1.844.801.4792.

On peut obtenir le texte français de la circulaire d’information en communiquant avec les Relations aux investisseurs, au siège social de la Compagnie situé au 333 Bloor Street East, Toronto, Ontario M4W 1G9, ou par courriel à investor.relations@rci.rogers.com ou encore en téléphonant au 647.435.6470, ou sans frais au 1.844.801.4792.

By order of the Board of Directors,

Marisa Wyse

Corporate Secretary

Toronto, Ontario, Canada

March 3, 2022

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Information Circular

Information is as of March 3, 2022 unless otherwise stated.

The management of Rogers Communications Inc. is soliciting the proxy of holders of Class A Voting Shares for use at the annual general meeting of shareholders to be held on April 20, 2022 (the meeting). We will pay the cost of proxy solicitation. The solicitation will be mainly by mail; however, we may solicit proxies by telephone, in writing, or in person by our directors, officers, or designated agents, at nominal cost.

In this document:

•	we, us, our, Rogers, RCI, and the Company refers to Rogers Communications Inc.;

•	you refers to a shareholder of Rogers Communications Inc.; and

•	circular means this information circular.

NOTICE-AND-ACCESS

Rogers is using the “notice-and-access” provisions of Canadian securities rules under National Instrument 54-101 — “Communication with Beneficial Owners of Securities of a Reporting Issuer” (NI 54-101) and National Instrument 51-102 — “Continuous Disclosure Obligations” (NI 51-102) for distribution of the meeting materials to shareholders. Under notice-and-access, Canadian companies are not required to distribute physical paper copies of certain annual meeting-related materials, such as information circulars and annual financial statements, unless specifically requested. Instead, they may post electronic versions of such material on a website for investor access and review and will make paper copies of such documents available upon request. Using notice-and-access directly benefits Rogers through a substantial reduction in both postage and material costs and also helps the environment through a substantial decrease in the amount of paper documents that are ultimately discarded. Shareholders who have already signed up for electronic delivery of shareholder materials will continue to receive them by e-mail. If you have not signed up for electronic delivery and wish to do so, Rogers encourages you to do so as instructed on the inside front cover of this circular.

WEBSITE WHERE INVESTOR MATERIALS ARE POSTED

Electronic copies of investor materials related to this meeting, including this circular and Rogers’ annual report to shareholders, which includes our 2021 audited financial statements, can be reviewed and downloaded from investors.rogers.com/corporate-governance/agm-materials or under the Rogers Communications Inc. profile on SEDAR at sedar.com or on EDGAR at sec.gov. The electronic copies of investor materials make searching for relevant sections and specific items much easier than finding such information in paper versions of these documents.

PAPER COPIES OF INVESTOR MATERIALS

Should you wish to receive paper copies of certain investor materials, please contact us at investor.relations@rci.rogers.com, at 647.435.6470, or toll free at 1.844.801.4792, prior to April 5, 2022 and we will send them, at no charge, within three business days, giving you sufficient time to receive the materials before the meeting and vote your proxy. Following the meeting, the documents will remain available at the website listed above for at least one year.

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Voting Information

REGISTERED SHAREHOLDERS

You are a registered shareholder if your shares are registered directly in your own name in the records of registered shareholders maintained for the Company by our Transfer Agent and Registrar, TSX Trust Company.

WHO CAN VOTE?

If you were a registered holder of Class A Voting Shares (Class A Shares) at the close of business in Toronto, Ontario on March 1, 2022 (the record date), you will be entitled to participate in and vote those Class A Shares at the meeting or any adjournments or postponements of the meeting. If you were a registered holder of Class B Non-Voting Shares (Class B Non-Voting Shares) on the record date, you will be entitled to attend and ask questions in the meeting or any adjournments or postponements of the meeting, but will not be entitled to vote on any business. Voting is subject to certain restrictions described below.

VOTING BY PROXY

If you are entitled to vote Class A Shares, you may appoint someone else to participate in the meeting and cast your votes (a proxyholder).

Appointing a Proxyholder

If it is not convenient for you to participate in the meeting, you may still and are encouraged to vote on the matters to be considered at the meeting in one of two ways:

1.

You may authorize the management representatives named on the enclosed proxy form to vote your Class A Shares. If you choose this option, there are four ways in which you can give your voting instructions:

•	Mail

Complete the enclosed proxy form by indicating how you want your shares voted. Sign, date, and return the proxy form in the envelope provided. The address for receiving proxies is Secretary of the Company, Rogers Communications Inc., c/o TSX Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada.

•	Telephone (Canada and the United States only)

Call the toll-free number on the enclosed proxy form using a touchtone telephone and follow the voice instructions. Please have your control number ready to give your voting instructions on the telephone. This number is located on the bottom left of the enclosed proxy form. If your proxy form does not contain a control number, you will not be able to vote by telephone.

•	Internet

Follow the instructions on the enclosed proxy form in order to give your voting instructions online. Please have your proxy form with you when you are ready to proceed, as it contains the information you will need to give your voting instructions online.

•	Fax/E-mail

Complete the enclosed proxy form by indicating how you want your shares voted. Sign and date the proxy form. Fax both sides of the completed proxy form to TSX Trust Company at 416.368.2502 or toll-free from Canada or the United States at 1.866.781.3111, or scan both sides and e-mail it to proxyvote@tmx.com.

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or

2.

You may appoint another person to participate in the meeting on your behalf and vote your Class A Shares. If you choose this option, you must strike out the preprinted names and print that person’s name in the blank space provided on the back of the enclosed proxy form, you may indicate how you want your shares voted, and YOU MUST return your proxy by mail and telephone TSX Trust Company at 1.866.751.6315 (within North America) or 212.235.5754 (outside North America), or by completing an online form at www.tsxtrust.com/control-number-request, by April 18, 2022 and provide TSX Trust Company with the required information for your proxyholder so that TSX Trust Company may provide the proxyholder with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth on your proxy and will allow your proxyholder to log in to and vote at the Meeting. Without a 13-digit proxyholder control number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote. To return your proxy by mail you must sign, date, and return the proxy form in the envelope provided. You may also appoint a second person to be your alternate proxyholder. Neither your proxyholder nor alternate proxyholder need be a shareholder. The person you appoint must participate in the meeting and vote on your behalf in order for your votes to be counted.

Unless you intend to participate in the meeting and vote at the meeting (see “Voting at the Meeting” below), please remember that your proxy or voting instructions must be received no later than 2:00 p.m. (Eastern Time) on April 19, 2022.

Your Voting Choices

You may instruct your proxyholder how you want to vote by marking the appropriate box or boxes on the proxy form. Your proxyholder must vote (or withhold from voting) your Class A Shares as you instruct, on any vote on a poll, and, if you specify a choice with respect to any matter to be acted upon, your Class A Shares will be voted accordingly. If you do not mark a box, your proxyholder may decide how to vote your Class A Shares.

If the management representatives named in the proxy form are your proxyholders, they will vote your Class A Shares as follows, unless you have marked the boxes with different choices:

•	FOR the election as directors of the proposed nominees shown in this circular

•	FOR the appointment of KPMG LLP as auditors

•	FOR management’s proposals generally

Amendments or New Business

On any amendments or variations proposed, or new business properly before the meeting, your proxyholder can decide how to vote your Class A Shares. Management is not aware of any amendments, variations, or other business.

Changing Your Mind

You may revoke your proxy form:

•

by delivering a subsequent completed and signed proxy form, to supersede the original proxy vote, with a later date to either our registered office at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, Canada (Attention: Ms. Kareen Zimmer), or to the place identified above under Appointing a Proxyholder by 2:00 p.m. (Eastern Time) on April 19, 2022, or to the chair or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

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•

by delivering a written revocation to either our registered office at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, Canada (Attention: Ms. Kareen Zimmer), or to the place identified above under Appointing a Proxyholder by 2:00 p.m. (Eastern Time) on April 19, 2022, or to the chair or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•	by participating in the meeting and voting at the meeting;

•	as our Articles permit; or

•	as otherwise permitted by law.

VOTING AT THE MEETING

Registered holders of Class A Shares and their duly appointed and registered proxyholders may vote at the meeting by completing a ballot online during the meeting, as further described below under “How to Attend the Meeting Virtually”.

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BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)

Only registered holders of Class A Shares or their proxyholders may vote at the meeting. In many cases, the Class A Shares are registered in the name of your representative, such as a broker, bank, trust company, or trustee, rather than in your name. As noted above, since Rogers is using notice-and-access, we are not mailing paper copies of information circulars and annual financial statements to shareholders unless specifically requested.

We are not sending notices of the meeting or proxy forms directly to non-objecting beneficial owners (NOBOs) as permitted under NI 54-101. Instead, we have distributed copies of the notice of meeting to the intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward these materials, along with a voting instruction form to all non-registered shareholders for whom they hold shares unless they have waived the right to receive them. We do not pay for intermediaries to deliver proxy-related materials to objecting beneficial owners (OBOs).

Generally, non-registered shareholders who have not waived the right to receive meeting materials will receive a voting instruction form from their intermediary, or its agent on behalf of their intermediary, asking for their voting instructions. Non-registered shareholders who receive materials from their intermediary or their agent should complete the voting instruction form and submit it to them as instructed on the voting instruction form. The intermediary or its agent is responsible for tabulating the voting instructions it receives and providing appropriate instructions to our transfer agent, TSX Trust Company.

HOW DOES A NON-REGISTERED HOLDER OF CLASS A SHARES GIVE VOTING INSTRUCTIONS?

Your representative may have sent to you the notice of meeting, including a voting instruction form or a blank proxy form signed by the representative. You may provide your voting instructions by filling in the appropriate boxes. Please follow your representative’s instructions for signing and returning the applicable materials. Sometimes you may be allowed to give your instructions by Internet or telephone.

HOW DOES A NON-REGISTERED HOLDER OF CLASS A SHARES VOTE AT THE MEETING?

Non-registered holders of Class A Shares who have not duly appointed and registered themselves as proxyholder will not be able to vote at the meeting but will be able to attend the meeting and ask questions. This is because the Company and our transfer agent, TSX Trust Company, do not have a record of the non-registered holders of Class A Shares, and, as a result, will have no knowledge of their shareholdings or entitlement to vote unless they appoint themselves as proxyholder.

If you are a non-registered holder of Class A Shares and wish to vote at the meeting, you can request your representative to appoint you as its proxyholder. Insert your own name as proxyholder on the voting instruction form or proxy form you received from your representative and then follow your representative’s instructions. YOU MUST also telephone TSX Trust Company at 1.866.751.6315 (within North America) or 212.235.5754 (outside North America), or by completing an online form at www.tsxtrust.com/control-number-request, by April 18, 2022 and provide TSX Trust Company with the required information so that TSX Trust Company may provide you with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will allow you to log in to and vote at the Meeting. Without a 13-digit proxyholder control number you will only be able to log in to the Meeting as a guest and will not be able to vote.

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CHANGING YOUR MIND AS A NON-REGISTERED HOLDER

As a non-registered holder of Class A Shares, you may change your voting instructions or decide to vote at the meeting by giving written notice to your representative. However, your representative may not be able to act unless it receives written notice from you at least seven days before the meeting.

HOW TO ATTEND THE MEETING VIRTUALLY

Rogers is holding the meeting in a virtual-only format, which will be conducted via live webcast. Shareholders will not be able to attend the meeting in person.

Attending the meeting online enables registered holders of Class A Shares and duly appointed and registered proxyholders, including non-registered holders of Class A Shares who have duly appointed and registered themselves as proxyholder, to attend the meeting and ask questions. Registered holders of Class A Shares and duly appointed and registered proxyholders can also vote at the appropriate times during the meeting.

Guests, including non-registered holders of Class A Shares who have not duly appointed and registered themselves as proxyholder, can log in to the meeting as set out below. Guests can attend the meeting and ask questions, but are not able to vote.

Log in online at https://web.lumiagm.com/412315343. We recommend that you log in at least one hour before the meeting starts.

Click “Login” and then enter your 13-digit control number or 13-digit proxyholder control number, as applicable, (see below) and Password “rogers2022” (case sensitive).

OR

Click “Guest” and then complete the online form.

Registered shareholders: The control number located on the form of proxy you received is your control number.

Duly appointed and registered proxyholders: TSX Trust Company will provide the proxyholder with a 13-digit proxyholder control number after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described above.

If you attend the meeting online, it is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting. You should allow ample time to check into the meeting online and complete the related procedure.

HOW VOTES ARE COUNTED

CLASS A SHARES

Each Class A Share is entitled to 50 votes on a poll.

RESTRICTIONS ON THE TRANSFER, VOTING, OWNERSHIP, AND ISSUE OF SHARES

We have ownership interests in several Canadian entities licensed or authorized to operate under applicable communications laws (the Laws) including the:

•	Telecommunications Act (Canada);

•	Broadcasting Act (Canada); and

•	Radiocommunication Act (Canada).

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The Laws have foreign ownership limits (the Limits) for various classes of licensed or authorized entities. You can obtain a copy of the Limits from our Corporate Secretary.

The Laws also impose a number of restrictions on changes in effective control of licensees or authorized entities, and the transfer of licences held by them. Our Articles therefore impose restrictions on the issue and transfer of our shares and the exercise of voting rights to ensure that we, and any Canadian corporation in which we have any interest, are:

•	qualified to hold or obtain any telecommunications, cable television, or broadcasting licence or authorized to operate a similar entity under the Laws; and

•	not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates, or affiliates under the Laws.

If our Board of Directors (the Board) considers that our ability or our subsidiaries’ abilities to hold and obtain licences, or to remain in compliance with the Laws, may be in jeopardy, the Board may invoke the restrictions in our Articles on the transfer, voting, and issuance of our shares.

OUTSTANDING SHARES AND MAIN SHAREHOLDERS

On February 22, 2022, 111,153,411 Class A Shares and 393,771,907 Class B Non-Voting Shares were issued and outstanding. Voting control of RCI is held by the Rogers Control Trust and, as a result, the Rogers Control Trust is able to elect all members of the Board and to control the vote on most matters submitted to shareholders, whether through a shareholder meeting or a written consent resolution. The information below regarding the Rogers Control Trust and the estate arrangements of the late Ted Rogers has been provided to RCI by representatives of the estate.

The trustee of the Rogers Control Trust (the Trustee) is the trust company subsidiary of a Canadian chartered bank and members of the family of the late Ted Rogers are beneficiaries. As at February 22, 2022, the Rogers Control Trust and private Rogers family holding companies controlled by the Rogers Control Trust together owned 108,403,398 Class A Shares, representing approximately 97.53% of the outstanding Class A Shares, and 38,938,700 Class B Non-Voting Shares, representing approximately 9.89% of the outstanding Class B Non-Voting Shares.

The Rogers Control Trust holds voting control of RCI for the benefit of successive generations of the family of the late Ted Rogers. The equity of the private Rogers family holding companies is owned by members of the Rogers family and trusts for their benefit.

The governance structure of the Rogers Control Trust comprises the Control Trust Chair, the Control Trust Vice-Chair, the Trustee, and a committee of advisors appointed in accordance with the estate arrangements from among members of the Rogers family, individual trustees of a trust for the benefit of Rogers family members, and other individuals (the Advisory Committee).

The Control Trust Chair has responsibility under the estate arrangements as representative of the controlling shareholder. The Control Trust Chair’s duties also include liaising with Rogers family members and the voting of proxies in respect of the Class A Shares held by the private Rogers family holding companies. The Control Trust Chair has the duty to vote the proxies on the election of directors of RCI and to approve, disapprove, or otherwise use reasonable efforts to influence other matters affecting RCI, in each case in his or her discretion, subject to the obligations imposed on the Control Trust Chair under the estate arrangements and the authority of the Advisory Committee as described in more detail below. The Control Trust Vice-Chair assists the Control Trust Chair in the performance of his or her duties. Both the Control Trust Chair and the Control Trust Vice-Chair are accountable to the Advisory Committee. Currently, Edward S. Rogers is the Control Trust Chair and Melinda M. Rogers-Hixon is the Control Trust Vice-Chair.

The Control Trust Chair is obligated to vote the proxies in respect of the Class A Shares held by the private Rogers family holding companies so as to elect as directors of RCI those individuals

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serving from time to time as Control Trust Chair, Control Trust Vice-Chair, individual trustees of a trust for the benefit of Rogers family members, and the chief executive officer of the private Rogers family holding companies. A majority of those individuals are currently serving as directors of RCI.

The Control Trust Chair is also obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Finance and Nominating Committees of the Board (with the Control Trust Chair appointed as chair of these committees). In addition, the estate arrangements provide that the Control Trust Chair should be a senior officer of RCI, such as the Chair or Deputy Chair of the Board, or a member of senior management of RCI.

The Advisory Committee is responsible for the appointment and removal of the Control Trust Chair and the Control Trust Vice-Chair (with preference being given to members of the Rogers family in accordance with the order of priority set out in the estate arrangements), the approval on behalf of the Rogers Control Trust of certain significant transactions affecting RCI, including any transaction that would result in a change of control of RCI or any of its material subsidiaries or the sale by any of them of all or substantially all of its assets, or the acquisition by any of them of significant assets, and the imposition of conditions, if any, on the voting of proxies by the Control Trust Chair. Decisions of the Advisory Committee generally require approval by two-thirds of its members and the concurrence of the Trustee. The current members of the Advisory Committee are: Loretta A. Rogers, Lisa A. Rogers, Edward S. Rogers, Melinda M. Rogers-Hixon, Martha L. Rogers, and David A. Robinson (Rogers family members); Alan D. Horn, Thomas I. Hull, and John H. Tory (trustees of a trust for the benefit of Rogers family members); and Philip B. Lind.

The Trustee is responsible for the administration of the Rogers Control Trust. Its responsibilities include appointing individuals as Control Trust Chair, Control Trust Vice-Chair, and Advisory Committee members in accordance with the estate arrangements, executing proxies in favour of the Control Trust Chair, imposing conditions on the voting of proxies as directed by the Advisory Committee, and preparing reports for the Advisory Committee on the stewardship of the Control Trust Chair and the performance of the Rogers group of companies.

The Rogers Control Trust satisfies the Limits that apply to RCI and its regulated subsidiaries.

RESTRICTED SHARE DISCLOSURE

Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or the Company’s constating documents that an offer be made for the outstanding Class B Non-Voting Shares and there is no other protection available to holders of Class B Non-Voting Shares under the Company’s constating documents. If an offer is made to purchase both Class A Shares and Class B Non-Voting Shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Further information as to our capital structure is contained in Note 24 to our 2021 Audited Consolidated Financial Statements.

2022 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    |    13

Business of the Meeting

1. ELECTION OF DIRECTORS

In accordance with our Articles, the Board has set the number of directors to be elected at the meeting at 15. All of the current directors retire at the meeting but are eligible for re-election. Dr. Mohamed Lachemi and David A. Robinson have been nominated for election to the Board for the first time at the meeting. Unless their office is vacated in accordance with applicable laws or the Articles, each director elected at the meeting will hold office until the next annual general meeting of the shareholders of the Company or until their successor is elected or appointed.

Holders of Class A Shares vote for individual directors. The Board has adopted a majority voting policy, a copy of which is available in the “Corporate Governance” section of the Company’s website under “Articles & Corporate Governance Documents” at investors.rogers.com/corporate-governance.

We do not currently have a mandatory retirement policy for our directors. The management representatives named in the enclosed proxy form intend (subject to contrary instructions) to vote FOR the election of the 15 proposed nominees.

THE PROPOSED NOMINEES

This section provides information on each person nominated by management for election as a director.

Jack L. Cockwell, C.M. Age: 81 Toronto, Ontario, Canada Director since: October 22, 2021 Independent

Mr. Cockwell is Chair of Brookfield Partners Foundation, was one of the founders of Partners Limited in 1995, and has been associated with Brookfield in numerous capacities, including as Chief Executive Officer, since 1968. Mr. Cockwell is a Heritage Governor of the Royal Ontario Museum, Chair of the Ryerson University Real Estate Advisory Committee, and currently serves as Vice-Chair of its Board of Governors. Mr. Cockwell holds a M.Comm with Distinction from the University of Cape Town.

		Board/Committee Membership		Attendance 2021		Public Board Memberships (Exchange:Symbol)
		Board		3 of 3	100%	Brookfield Asset Management Inc.
		Corporate Governance[3]		– –	–	(TSX/NYSE: BAM)
		Human Resources		2 of 2	100%
		Combined Total		5 of 5	100%
		Top Skills and Experience[1]: CEO/Senior Management, Corporate Social Responsibility, Finance/M&A/Strategy, Human Resources
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2022	Nil	5,000	Nil	$333,000	6.0	Yes[4]	n/m5

14    |    ROGERS COMMUNICATIONS INC.    2022 MANAGEMENT INFORMATION CIRCULAR

Michael J. Cooper Age: 61 Toronto, Ontario, Canada Director since: October 22, 2021 Independent

Mr. Cooper is the President and Chief Responsible Officer of Dream Unlimited Corp. and founder of Dream Asset Management Corporation (DAM). He is also the Chair and Chief Executive Officer of Dream Office Real Estate Investment Trust. Mr. Cooper helped found DAM in 1996 and continues to lead the business as President and Chief Responsible Officer. Mr. Cooper was also involved in the formation of Dream Global Real Estate Investment Trust, previously a TSX-listed real estate investment trust, the assets and subsidiaries of which were sold in 2019. Mr. Cooper holds a LL.B from the University of Western Ontario and a M.B.A. from York University.

		Board/Committee Membership		Attendance 2021		Public Board Memberships (Exchange:Symbol)
		Board		3 of 3	100%	E-L Financial Corporation Limited
						(TSX: ELF)
		Combined Total		3 of 3	100%	Dream Industrial Real Estate Investment Trust
						(TSX: DIR)
						Dream Unlimited Corp.
						(TSX: DRM)
						Dream Office Real Estate Investment Trust
						(TSX: D)
		Top Skills and Experience[1]: CEO/Senior Management, Corporate Social Responsibility, Human Resources, Outside Boards
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2022	Nil	Nil	Nil	n/a	6.0	Yes[4]	n/m5

Ivan Fecan Age: 68 Vancouver, British Columbia, Canada Director since: October 22, 2021 Independent

Mr. Fecan is a Canadian media executive and producer. He was the President and CEO of Baton Broadcasting and its successors, CTV Inc. and CTVglobemedia, from 1996 to 2011. Previously, he was VP of English TV at the CBC and VP of Creative Development at NBC. Most recently he was the Executive Chair of Thunderbird Entertainment Group Inc. Mr. Fecan serves on the boards of the University Health Network Foundation, the Art Gallery of Ontario and the Council for Canadian American Relations. Mr. Fecan holds a B.A. from York University.

		Board/Committee Membership		Attendance 2021		Public Board Memberships (Exchange:Symbol)
		Board		3 of 3	100%	Nil
		Audit and Risk[3]		– –	–
		Human Resources		2 of 2	100%

		Combined Total		5 of 5	100%

		Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Human Resources, Telecommunications/Media
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2022	1,000	10,000	606	$773,585	6.0	Yes[4]	n/m5

2022 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    |    15

Robert J. Gemmell Age: 65 Oakville, Ontario, Canada Director since: 2017 (5 years) Independent

Mr. Gemmell was appointed as Lead Director of the Company in November 2021. Now retired, Mr. Gemmell spent 25 years as an investment banker in the United States and in Canada. Most recently, he was President and Chief Executive Officer of Citigroup Global Markets Canada and its predecessor companies (Salomon Brothers Canada and Salomon Smith Barney Canada) from 1996 to 2008. In addition, he was a member of the Global Operating Committee of Citigroup Global Markets from 2006 to 2008. Mr. Gemmell holds a B.A. from Cornell University, a LL.B from Osgoode Hall Law School, and a M.B.A. from the Schulich School of Business.

		Board/Committee Membership		Attendance 2021		Public Board Memberships (Exchange:Symbol)
		Board		12 of 12	100%	Agnico Eagle Mines Limited
		Audit and Risk		5 of 5	100%	(TSX/NYSE: AEM)
		Corporate Governance[3]		– –	–
		Executive		1 of 1	100%
		Finance		11 of 11	100%
		Nominating		2 of 2	100%
		Pension		2 of 2	100%

		Combined Total		33 of 33	100%

		Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Human Resources, Outside Boards
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2021	Nil	15,007	13,766	$1,605,704	6.0	Yes	14.6
2022	Nil	15,007	19,038	$2,266,243	6.0	Yes	20.6
Change	–	–	5,272	$660,539
Voting Results of the Annual General Meeting of Shareholders held April 21, 2021:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					108,553,191	5,230	108,558,421
Percentage of votes					99.995%	0.005%	100%

Alan D. Horn Age: 70 Toronto, Ontario, Canada Director since: 2006 (16 years) Non-Independent

Mr. Horn is President and Chief Executive Officer of Rogers Telecommunications Limited and certain private companies that control RCI. Mr. Horn served as Chair of the Board of RCI from March 2006 to December 2017. Mr. Horn also served as Interim President and Chief Executive Officer of the Company from October 2016 to April 2017 and from October 2008 to March 2009. Mr. Horn served as Vice President, Finance and Chief Financial Officer of the Company from September 1996 to March 2006. Mr. Horn, a Chartered Professional Accountant and Chartered Accountant, is a member of the Advisory Committee of the Rogers Control Trust[6]. Mr. Horn received a B.Sc. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.

		Board/Committee Membership		Attendance 2021		Public Board Memberships (Exchange:Symbol)
		Board		12 of 12	100%	CCL Industries Inc.
		ESG		2 of 2	100%	(TSX: CCL)
		Executive		1 of 1	100%	Fairfax India Holdings Corporation
		Finance		11 of 11	100%	(TSX: FIH)
		Pension[3]		– –	–	Trilogy International Partners Inc.
						(TSX: TRL)
		Combined Total		26 of 26	100%

		Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Outside Boards, Telecommunications/Media
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2021	46,600[7]	1,322,438	62,152	$79,017,485	6.0	Yes	718.3
2022	46,600[7]	1,323,518	64,213	$95,553,793	6.0	Yes	868.7
Change	–	1,080	2,061	$16,536,308
Voting Results of the Annual General Meeting of Shareholders held April 21, 2021:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					108,530,173	28,248	108,558,421
Percentage of votes					99.974%	0.026%	100%

16    |    ROGERS COMMUNICATIONS INC.    2022 MANAGEMENT INFORMATION CIRCULAR

Jan L. Innes Age: 65 Toronto, Ontario, Canada Director since: October 22, 2021 Independent

Ms. Innes is a board director and public affairs specialist. Ms. Innes spent most of her career at Rogers Communications. She joined Rogers in 1995 as Vice President, Communications, and in 2011 became Vice President, Government Relations. Ms. Innes retired from Rogers in 2015. Prior to joining Rogers, Ms. Innes was Vice President of Public Affairs at Unitel Communications Inc. Previously, Ms. Innes held senior political staff positions at both Queen’s Park in Toronto and Parliament Hill in Ottawa. Ms. Innes sits on the Board of Directors of the Rogers Group of Funds. Ms. Innes holds a B.A. (Honours) from the University of Toronto and in 2014, completed the Directors Education Program at the Rotman School of Management receiving the ICD.D designation.

		Board/Committee Membership		Attendance 2021		Public Board Memberships (Exchange:Symbol)
		Board		3 of 3	100%	Nil
		ESG[3]		– –	–
		Human Resources		2 of 2	100%
		Nominating		1 of 1	100%
		Pension[3]		– –	–

		Combined Total		6 of 6	100%

		Top Skills and Experience[1]: CEO/Senior Management, Corporate Social Responsibility, Government/Regulatory Affairs, Outside Boards
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2022	Nil	969	550	$101,110	6.0	Yes[4]	n/m5

John (Jake) C. Kerr, CM.,O.B.C Age: 77 Vancouver, British Columbia, Canada Director since: October 22, 2021 Independent

Mr. Kerr is a Canadian executive. Mr. Kerr was the owner and managing partner of Lignum Forest Products, LLP from 2008 to 2015, and he was Chair and CEO of Lignum Ltd. from 1972 to 2005. Mr. Kerr is the majority owner and managing partner of Vancouver Professional Baseball LLP. He acquired the Vancouver Canadians Baseball Club in 2005. He is Chancellor Emeritus of Emily Carr University of Art + Design and past Chair of the Vancouver Foundation. Mr. Kerr is the Chair of Mosaic Forest Management, is a member of the Chief Executives Organization and past Chairman of the International and BC Chapter of the Young Presidents Organization. Mr. Kerr received a B.A. from the University of British Columbia and a M.B.A. from the University of California, Berkeley. He is a recipient of the Order of Canada and the Order of British Columbia.

		Board/Committee Membership		Attendance 2021		Public Board Memberships (Exchange:Symbol)
		Board		2 of 3	67%	Nil
		Corporate Governance[3]		– –	–

		Combined Total		2 of 3	67%

		Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Human Resources
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2022	Nil	1,673	481	$143,425	6.0	Yes[4]	n/m5

2022 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    |    17

Dr. Mohamed Lachemi Age: 59 Mississauga, Ontario, Canada New Nominee Independent

Dr. Lachemi is an internationally recognized expert and accomplished academic administrator, and has been a key contributor to the growth and development of Ryerson University (Ryerson) over a transformational time in the university’s history. Dr. Lachemi has been President and Vice-Chancellor of Ryerson since April 2016. Since joining Ryerson in 1998 as professor of civil engineering, Dr. Lachemi has served in progressively senior roles, including Dean of the Faculty of Engineering and Architecture Science, and Provost (COO) and Vice President Academic. Dr. Lachemi is the Chair of the Council of Ontario Universities and COU Holding Association Inc., the Chair of the Finance Committee of Universities Canada, a Fellow of the Canadian Society for Civil Engineering, a Fellow of the Canadian Academy of Engineering and a board member of Trillium Health Partners. In addition, Dr. Lachemi serves as a board member of Hackergal and DMZ Ventures and was a member of the NRC Council from 2018 to 2021. Dr. Lachemi holds a M.A.Sc. and Ph.D. from the University of Sherbrooke and a B.Sc. in Civil Engineering from the University of Science and Technology of Oran, Algeria.

		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Nil				Nil
Top Skills and Experience[1]: CEO/Senior Management, Government/Regulatory Affairs, Public Sector, Technology/IT
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2022	Nil	Nil	n/a	n/a	n/a	n/a	n/a

Philip B. Lind, C.M. Age: 78 Toronto, Ontario, Canada Director since: 1979 (43 years) Non-Independent

Mr. Lind serves as Vice Chair of Rogers and is a member of the Advisory Committee of the Rogers Control Trust[6]. Mr. Lind joined the Company in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also Chairman of the Board of the CCPTA (Channel 17, WNED) and a director of the Atlantic Salmon Federation, Vancouver Art Gallery, Art Gallery of Ontario, The US Cable Center, Denver, and the Albright Knox Foundation Canada. Mr. Lind holds a B.A. (Political Science and Sociology) from the University of British Columbia and a M.A. (Political Science) from the University of Rochester. In 2002, he received a LL.D, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada. In 2012, he was inducted into the U.S. Cable Hall of Fame, the third Canadian to be so honoured.

		Board/Committee Membership		Attendance 2021		Public Board Memberships (Exchange:Symbol)
		Board		12 of 12	100%	Nil
		ESG		2 of 2	100%

		Combined Total		14 of 14	100%

		Top Skills and Experience[1]: CEO/Senior Management, Corporate Social Responsibility, Government/Regulatory Affairs, Telecommunications/Media
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2021	380,520	926	–	$22,284,741	6.0	Yes	202.6
2022	380,520	926	–	$25,659,252	6.0	Yes	233.3
Change	–	–	–	$3,374,511
Voting Results of the Annual General Meeting of Shareholders held April 21, 2021:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					108,526,573	31,848	108,558,421
Percentage of votes					99.971%	0.029%	100%

18    |    ROGERS COMMUNICATIONS INC.    2022 MANAGEMENT INFORMATION CIRCULAR

David A. Robinson Age: 56 Toronto, Ontario, Canada New Nominee Non-Independent

Mr. Robinson is Chief Commercial Officer of Foghorn Payments Inc., a Canadian payment processing service provider for businesses. Mr. Robinson joined Rogers in 1990 and served in progressively more senior roles over his almost 30-year career at the Company. From August 2015 to June 2019, Mr. Robinson served as President and Chief Executive Officer of Rogers Bank. As SVP, Financial Services, Rogers Communications from 2014 to 2015, Mr. Robinson provided executive sponsorship of financial services efforts at Rogers, including Rogers Bank, the Today’s Shopping Choice private label credit card program, as well as the Company’s investments in its mobile-payment joint ventures, Enstream and Suretap. As VP Emerging Businesses, Rogers Communications from 2009 to 2014, Mr. Robinson developed the business plan and led the team that applied for Rogers’ banking licence. As VP, Business Implementation, CTO Office, Rogers Communications from 2003 to 2007, Mr. Robinson founded the shared network joint venture Inukshuk Wireless Partnership. Mr. Robinson was also one of the earliest leaders in the nascent days of mobile data at Rogers Wireless from 2000 to 2003, including developing the first business plan for monetization of the then-new GPRS-based packet-data network. From 1990 to 2000, Mr. Robinson held various roles at the Company, including VP, Financial Planning and Investor Relations. Mr. Robinson is a member of the Advisory Committee of the Rogers Control Trust[6]. Mr. Robinson holds a B.A. (Honours) from Queen’s University, a M.B.A. from the University of Western Ontario, and was recently awarded the ICD.D designation after completing the Directors Education Program at the Rotman School of Management at the University of Toronto.

		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Nil				Mobi724 Global Solutions Inc.
(TSXV: MOS)

Top Skills and Experience[1]: CEO/Senior Management, Financial Services, Technology/IT, Telecommunications/Media
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2022	Nil	Nil	n/a	n/a	n/a	n/a	n/a

Edward S. Rogers[8] Age: 52 Toronto, Ontario, Canada Director since: 1997 (25 years) Non-Independent

Mr. Rogers has served as Chair of the Board of RCI since January 2018. Prior to that, he served as Deputy Chair of RCI from September 2009. Mr. Rogers is also Chair of Rogers Bank, Chair of the Toronto Blue Jays and is on the Board of Directors of Maple Leaf Sports & Entertainment and Cablelabs. He is the Rogers Control Trust Chair[6]. Mr. Rogers served in various management positions at Rogers Communications for over twenty years, including as President & CEO of Rogers Cable Inc. from 2003 to 2009. After graduating from the University of Western Ontario, Mr. Rogers spent three years with Comcast Corporation. Mr. Rogers was a member of the Economic Council of Canada from 2010 to 2013.

		Board/Committee Membership		Attendance 2021		Public Board Memberships (Exchange:Symbol)
		Board		12 of 12	100%	Nil
		Executive		1 of 1	100%
		Finance		11 of 11	100%
		Nominating		4 of 4	100%

		Combined Total		28 of 28	100%

		Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Outside Boards, Telecommunications/Media
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2021	5,000	1,800,168	–	$99,355,395	6.0	Yes	198.7
2022	5,000	1,820,816	–	$121,602,696	6.0	Yes	243.2
Change	–	20,648	–	$22,247,301
Voting Results of the Annual General Meeting of Shareholders held April 21, 2021:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					108,525,325	33,096	108,558,421
Percentage of votes					99.970%	0.030%	100%

2022 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    |    19

Loretta A. Rogers[8] Age: 82 Toronto, Ontario, Canada Director since: 1979 (43 years) Non-Independent

Mrs. Rogers serves as a corporate director and is a member of the Advisory Committee of the Rogers Control Trust[6]. Mrs. Rogers is the former President of the Canadian Lyford Cay Foundation and remains a Board member, and sits on the Board of the American Lyford Cay Foundation. Mrs. Rogers is also a member of the Toronto General & Western Hospital Foundation. Mrs. Rogers holds a B.A. from the University of Miami, an honorary Doctor of Laws from the University of Western Ontario, an honorary Doctor of Laws from Ryerson University, and an honorary Doctor of Laws from the University of Toronto.

		Board/Committee Membership		Attendance 2021		Public Board Memberships (Exchange:Symbol)
		Board Combined Total		11 of 12 11 of 12	92% 92%	Nil

		Top Skills and Experience[1]: Corporate Social Responsibility, Outside Boards, Telecommunications/Media
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2021	2,000	43,109	96,869	$7,976,777	6.0	Yes	72.5
2022	2,000	45,741	100,082	$9,840,315	6.0	Yes	89.5
Change	–	2,632	3,213	$1,863,538
Voting Results of the Annual General Meeting of Shareholders held April 21, 2021:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					108,527,765	30,656	108,558,421
Percentage of votes					99.972%	0.028%	100%

Martha L. Rogers[8] Age: 49 Toronto, Ontario, Canada Director since: 2008 (14 years) Non-Independent

Ms. Rogers is a member of the Advisory Committee of the Rogers Control Trust[6] and previously served as a director of Rogers Wireless Communications Inc. and Rogers Media Inc. She holds a Doctor of Naturopathic Medicine degree from the Canadian College of Naturopathic Medicine and a B.A. from the University of Western Ontario. Ms. Rogers serves on several charitable boards including as Chair of The Rogers Foundation, and as a director of the Canadian Lyford Cay Foundation, a member of the Advisory Board of Artists for Peace and Justice, and as Chair of Global Poverty Project Canada.

		Board/Committee Membership		Attendance 2021		Public Board Memberships (Exchange:Symbol)
		Board		11 of 12	92%	Nil
		ESG		2 of 2	100%

		Combined Total		13 of 14	93%

		Top Skills and Experience[1]: Corporate Social Responsibility, Outside Boards, Telecommunications/Media
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2021	200	1,111,890	38,727	$63,392,866	6.0	Yes	576.3
2022	200	1,114,639	40,011	$76,910,751	6.0	Yes	699.2
Change	–	2,749	1,284	$13,517,885
Voting Results of the Annual General Meeting of Shareholders held April 21, 2021:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					108,527,965	30,456	108,558,421
Percentage of votes					99.972%	0.028%	100%

20    |    ROGERS COMMUNICATIONS INC.    2022 MANAGEMENT INFORMATION CIRCULAR

Melinda M. Rogers-Hixon[8] Age: 51 Toronto, Ontario, Canada Director since: 2002 (20 years) Non-Independent

Ms. Rogers-Hixon has served as Deputy Chair of the Board of Directors of Rogers Communications since January 2018, and as Vice Chair of Rogers Control Trust[6] since 2008. Ms. Rogers-Hixon was also appointed a director of Rogers Bank on December 31, 2017. Ms. Rogers-Hixon held progressively senior roles at Rogers after joining the company in 2000. Most recently, she was Founder of Rogers Venture Partners from 2011 to 2018. She also served as Senior Vice President, Strategy and Development from 2006 to 2014, Vice President, Strategic Planning & Venture Investments from 2004 to 2006, and Vice President, Venture Investments from 2000 to 2004. Ms. Rogers-Hixon serves on the Board of Directors for Maple Leaf Sports & Entertainment, the Board of Governors at Huron University College, is Chair of the Board of Jays Care Foundation, and serves as a Trustee at The Bishop Strachan School. Ms. Rogers-Hixon is also a co-founder and partner of Generation Transition Advisors, a global multi-generational family business advisory firm. Ms. Rogers-Hixon holds a B.A. from the University of Western Ontario and a M.B.A. from Joseph L. Rotman School of Management at the University of Toronto. Ms. Rogers-Hixon was awarded an honorary doctorate from Huron University College at Western University in November 2018.

		Board/Committee Membership		Attendance 2021		Public Board Memberships (Exchange:Symbol)
		Board		11 of 12	92%	Bombardier Inc.
		Finance		10 of 11	91%	(TSX: BBD)
		Nominating		4 of 4	100%
		Pension		2 of 2	100%

		Combined Total		27 of 29	93%
		Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Outside Boards, Telecommunications/Media
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2021	200	1,112,674	5,207	$61,537,134	6.0	Yes	246.1
2022	200	1,114,681	5,380	$74,609,198	6.0	Yes	298.4
Change	–	2,007	173	$13,072,064
Voting Results of the Annual General Meeting of Shareholders held April 21, 2021:

					Voted for	Withheld	Total Voted

Number of Class A Shares voted					108,528,225	30,196	108,558,421
Percentage of votes					99.972%	0.028%	100%

Tony Staffieri Age: 57 Toronto, Ontario, Canada Director since: January 10, 2022 Non-Independent

Mr. Staffieri has served as President and Chief Executive Officer of RCI since January 2022. Mr. Staffieri also served as Interim President and Chief Executive Officer of the Company from November 2021 to January 2022. Prior to that, Mr. Staffieri was Chief Financial Officer from April 2012 to September 2021. Prior to joining Rogers, Mr. Staffieri held senior executive positions with Bell Canada Enterprises (BCE) and Celestica International Inc. and was a Partner with PricewaterhouseCoopers. Mr. Staffieri also serves as Chair of the Board of Governors for Ryerson University and is a Board Director of Maple Leaf Sports & Entertainment (MLSE). He is a Fellow Chartered Professional Accountant and Fellow Chartered Accountant. Mr. Staffieri holds a B.B.A. from the Schulich School of Business.

		Board/Committee Membership		Attendance 2021		Public Board Memberships (Exchange:Symbol)
		Board[9]		– –	–	Nil

Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Technology/IT, Telecommunications/Media
Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer

2022	Nil	1,468	124,532	n/a*	n/a*	n/a*	n/a*
* Mr. Staffieri is subject to share ownership requirements in his capacity as an employee of the Company. See “Share Ownership Requirements” under “Compensation Risk Oversight and Governance” below.

[1]	For further information and definitions, see “Board Skills Matrix”.
[2]

2022 holdings are as at February 22, 2022; 2021 holdings were as at February 22, 2021. Equity at Risk is determined by adding the value of Class A Shares, Class B Non-Voting Shares, and DSUs (as defined below) beneficially owned. Certain directors have control or direction over Class B Non-Voting Shares that are not reported here and are not included in the determination of Equity at Risk. The value of the Class A Shares and Class B Non-Voting Shares is determined with reference to the closing price for those shares on the Toronto Stock Exchange on February 22, 2022, which were $67.27 and $66.60, respectively. The value

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of DSUs is the fair market value of a DSU on February 22, 2022, calculated based on the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the five trading days before February 22, 2022 which was $66.54. For 2021, Equity at Risk was calculated using the value of the Class A Shares and Class B Non-Voting Shares determined on February 22, 2021, which were $58.43 and $55.03, respectively, and using the fair market value of a DSU calculated based on the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the five trading days before February 22, 2021, which was $56.65.
[3]	There were no meetings of the Committee held during the portion of 2021 for which the individual was a member of the Committee.
[4]

Mr. Cockwell, Mr. Cooper, Mr. Fecan, Ms. Innes and Mr. Kerr have five years from initial election to the Board to attain the required ownership. For additional information, see “Share Ownership Requirements” under “Director Compensation”.

[5]	Not meaningful given the amount of the cash retainer received in 2021 based on the director joining the Board late in the year.
[6]	Voting control of the Company is held by the Rogers Control Trust. For additional information, see “Outstanding Shares and Main Shareholders”.
[7]	Class A Shares are held by a trust of which Mr. Horn is a trustee.
[8]

Each of Edward S. Rogers, Loretta A. Rogers, Martha L. Rogers and Melinda M. Rogers-Hixon are immediate family members of each other and members of the family of the late Ted Rogers. For additional information, see “Outstanding Shares and Main Shareholders”.

[9]	Mr. Staffieri was appointed to the Board effective January 10, 2022 and therefore did not attend any meetings in 2021 as a director.

Each of the proposed nominees other than Dr. Mohamed Lachemi and David A. Robinson is now a director and has been a director since the date indicated above. Information as to shares beneficially owned by each proposed nominee or over which each proposed nominee exercises control or direction, directly or indirectly, not being within our knowledge, has been furnished by the respective proposed nominees individually.

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2. APPOINTMENT OF AUDITORS

KPMG LLP was re-appointed at our Annual General Meeting of the Shareholders of the Company on April 21, 2021.

Upon the recommendation of the Audit and Risk Committee and approval by the Board, it is proposed that KPMG LLP be re-appointed as auditors of the Company. The management representatives named in the enclosed proxy form intend (subject to contrary instructions) to vote FOR the appointment of KPMG LLP as auditors to act until the next Annual General Meeting.

The following table presents the amount of fees for professional services rendered by KPMG LLP for the audit of the annual financial statements and fees billed for other services rendered by KPMG LLP.

	2021		2020
Auditors’ Fees	$	%	$	%
Audit Fees[1]	6,353,314	86.1	6,046,150	86.7
Audit-related Fees[2]	669,550	9.1	676,671	9.7
Tax Fees[3]	181,279	2.5	248,150	3.6
All Other Fees[4]	174,200	2.3	–	–
Total	7,378,343	100.0	6,970,971	100.0

[1]

Consists of fees related to audits of annual financial statements, involvement with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements, audit procedures on new accounting standards not yet effective, audits and reviews of subsidiaries for statutory or regulatory reporting, and consultations related to accounting matters impacting the consolidated financial statements.

[2]

Consists primarily of pension plan audits, French translation of certain filings with regulatory authorities, other assurance engagements, and due diligence services in respect of potential acquisitions and divestitures.

[3]	Consists of fees for tax consultation and compliance services, including indirect taxes.
[4]	Consists of fees for advisory services related to the proposed acquisition of Shaw Communications Inc. (Shaw).

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Executive Compensation

HUMAN RESOURCES COMMITTEE LETTER TO SHAREHOLDERS

On behalf of the Human Resources Committee and the Board, our report provides an update on our approach to Executive Compensation, including achievement for 2021, corresponding organizational decisions and related remuneration decisions. Over the course of the year, the Human Resources Committee has monitored Executive Compensation against objectives which both informed the 2021 organizational changes and shaped the decisions within. A new Human Resources Committee was constituted in October 2021 and continues the commitment to creating a pay-for-performance culture that drives a strong linkage to shareholder value creation. With the appointment of Tony Staffieri as our President and Chief Executive Officer in January 2022, we, in partnership with the new management team, will continue to ensure executive compensation programs drive both business results and deliver on all of our business commitments including the upcoming Shaw transaction. Further details are provided in the “Compensation Discussion & Analysis” section.

KEY PERFORMANCE DRIVERS

For 2021, Executive Compensation was tied to six key priorities that were established at the beginning of that year:

Create best-in-class customer experiences by putting our customers first in everything we do

Invest in our networks and technology to deliver leading performance, reliability and coverage

Drive market-leading growth in each of our lines of business

Drive best-in-class financial outcomes for our shareholders

Develop our people, drive engagement, and build a high-performing and inclusive culture

Be a strong, socially and environmentally responsible leader in our communities

While Rogers collectively made investments against our key performance drivers, insufficient progress took place in absolute terms and relative to its peer group. This, combined with other contributing factors, led to the decision to make key organizational and leadership changes going forward. In November, Tony Staffieri was appointed interim President and Chief Executive Officer. This decision was complemented by a search process that ultimately confirmed Mr. Staffieri as President and Chief Executive Officer and a member of the Board of Directors on January 10, 2022.

UPDATES TO COMPENSATION PROGRAMS

Each year, we review our compensation programs to ensure they are aligned with our priorities and good governance practices while also being consistent with relevant market practices.

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Short-Term Incentive Plan (STIP) Design

•

For 2021, a new STIP design was introduced for executives which focused on the Company’s strategic priorities based on an additive calculation (previously multiplicative) where Company Performance, weighted at 60%, is added to combined Business Unit/Functional & Individual Performance, weighted at 40%. This design was meant to:

•	maintain continued focus on the three pillars of Financial Performance, Customer Experience, and Employee Experience;

•	introduce Free Cash Flow as a metric within the Financial Performance pillar; and

•	align our effort to develop a performance-oriented culture that drives in-year performance which enables sustainable performance over the long-term.

Long-Term Incentive Plan (LTIP) Design

•

No change was made to our LTIP design in 2021 for executives. LTIP awards continued to be delivered in 50% Stock Options (SOs) and 50% Performance Restricted Share Units (PRSUs) with PRSU performance measured against annual EBITDA targets. Individual grants are determined within an approved range to reflect individual performance and contribution to long-term value creation for the Company. Under this PRSU design, each year the EBITDA target is achieved, one third of the award vests at 100%, for a payout at the end of the three-year period. If the target for the year is not achieved, the one third of the award is cancelled. A pay-for-performance approach was used in determining NEO LTIP award levels, with executives’ performance as well as contribution to long-term value creation being taken into account. See “PRSUs” in “Compensation Decisions for 2021-2022” for further information on these metrics.

2021 PAY FOR PERFORMANCE

Our incentive plans tracked performance across key Financial, Customer and Employee metrics. While the results modestly overachieved on financial metrics, the Company underperformed relative to key competitors. Given the importance of relative performance, the Human Resources Committee reviewed the results in concert with the year’s unique set of business challenges and incorporating the need to motivate/retain key talent, the Committee supported management’s recommendation to reduce the payout to 110% for NEOs and other senior executives. Aligned with plan design, individual employee and executive bonus amounts were based on this achievement reflective of corporate, business unit/function and individual performance. See additional detail provided later in the “Compensation Decisions for 2021-2022”.

Based on our annual Total Shareholder Return (TSR) relative to our telecommunications peer group of BCE, Telus, Cogeco, Quebecor and Shaw in 2019, 2020 and 2021, and our three-year PRSU free cash flow performance over the same period, the Human Resources Committee approved a payout score of 54.5% of target for executives’ PRSU awards granted in 2019 and vesting in 2022. The payout scores are determined in accordance with the payout methodologies established and approved at time of grant in 2019. Payouts going forward will be aligned with a different LTI design as described later in the “Summary of Long Term Incentive Plans”.

THE TALENT AGENDA

The integration of our talent management strategy within our compensation programs continues to be a critical priority, enabling Rogers to attract, motivate, develop, and retain the best talent to deliver on our customer and shareholder commitments. As we have demonstrated, we continue to make decisions that reflect and link the importance of shareholder value creation and Executive Compensation. With our new CEO and executive team changes we believe we are

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well positioned to deliver our business results, including preparation and undertaking of the integration with Shaw.

The Human Resources Committee will continue to work with management to further align the talent agenda with the Company’s business strategy.

2022 PRIORITIES

The Human Resources Committee continues to work with the CEO and the leadership team as they drive the Company’s long-term strategy forward while overseeing the alignment between compensation programs and shareholder value creation. Our plans are designed to focus on creating a pay-for-performance culture which delivers for our shareholders, our customers, and our employees. This importance of incenting for both the short and the long term is accentuated given the significance of the upcoming Shaw transaction targeted to close in the first half of 2022 and the corresponding criticality of talent to its overall success.

The Human Resources Committee will seek to ensure that the Company supports its pay-for-performance culture that aligns management objectives with shareholders’ interests. In addition, the Human Resources Committee will continue its focus on key areas of talent management, including succession planning and inclusion & diversity, to ensure we have the right talent in the right roles in order to execute on our strategic plan. The Human Resources Committee will continue to review the Company’s executive compensation programs on a regular basis to ensure they remain competitive with the external market, and that the executive team remains aligned with the business priorities and delivering long-term sustainable value to you, our shareholders.

CONCLUSION

On behalf of the Human Resources Committee and the Board, we are committed to open and transparent communication with our shareholders. We invite you to review the following sections, which provide a more detailed view of our executive compensation programs and actual pay for our top executives in 2021.

Edward S. Rogers Chair of the Board	Ivan Fecan Chair, Human Resources Committee

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COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion & Analysis section describes and explains the Company’s compensation philosophy and objectives and the significant elements of compensation for the Company’s Named Executive Officers (NEOs) during the year ended December 31, 2021.

Named Executive Officers
Name	Position Title
Tony Staffieri[1]	Interim President and Chief Executive Officer (CEO)
Paulina Molnar[2]	Interim Chief Financial Officer (CFO)
Robert Dépatie[3]	President and COO, Home & Business
Jorge Fernandes	Chief Technology and Information Officer (CTIO)
Dean Prevost[4]	President, Integration
Joe Natale[5]	Former President and Chief Executive Officer (Former CEO)

[1]	Mr. Staffieri was appointed Interim President and CEO on November 16, 2021 and appointed President and CEO on January 10, 2022.
[2]	Ms. Molnar assumed the Interim Chief Financial Officer role on September 29, 2021. Glenn Brandt was appointed Chief Financial Officer on January 31, 2022.
[3]	Mr. Dépatie assumed the President and COO, Home & Business role on December 6, 2021.
[4]	Mr. Prevost assumed the President, Integration role on January 6, 2022. He previously held the role of President, Connected Home effective January 1, 2021.
[5]	Mr. Natale’s employment was terminated on November 16, 2021.

Within this section, Other Named Executive Officers (Other NEOs) refers to the four named executive officers excluding the CEO and Former CEO.

HUMAN RESOURCES COMMITTEE

All Human Resources Committee members have a solid understanding of policies, principles, and governance related to human resources and executive compensation. They also have the necessary financial acumen to apply to the evaluation of executive compensation programs. They have acquired this knowledge through experience in prior roles, some of which include other senior executive officer positions of large, publicly traded companies, and other directorship roles. For more information on the occupations, skills, experience, and independence of each Human Resources Committee member, please refer to the director profiles contained in the “Business of the Meeting” section of this circular.

Human Resources Committee as at December 31, 2021
Name	Independent
Ivan Fecan (Chair)	Yes
Jack Cockwell	Yes
Jan Innes	Yes

Human Resources Committee meetings are planned a year in advance. For each meeting, the agenda is designed to ensure the Human Resources Committee is provided with a comprehensive presentation on matters for which the Human Resources Committee has oversight. For further information, please refer to the “Director Orientation and Continuing Education” section of this circular.

Role of the Human Resources Committee

The Human Resources Committee is responsible for assisting the Board in its oversight of the compensation, benefits, succession planning, and talent management programs for the

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Company’s executives. For more information on the Human Resources Committee’s mandate, please refer to Appendix C to this circular or visit the Corporate Governance section of the Company’s website at investors.rogers.com/corporate-governance.

The Human Resources Committee meets periodically throughout the year to review key items according to its mandate and annual work plan. The Chair of the Board and members of both the Board and management, including the CEO, attend the meetings at the invitation of the Chair of the Human Resources Committee. At each meeting, there is an in-camera session without management.

The Human Resources Committee’s decisions about executive compensation policies and practices are made within the context of the Company’s goals of being an industry-leading, high- performing communications and media company with a superior performance-driven employee culture and commitment to customer satisfaction. To this end, the Human Resources Committee’s mandate is to oversee management in the attraction, retention, and succession of talented, diverse, and highly motivated people who will excel in a fast-paced, dynamic environment and who have the responsibility of growing market share, the long-term profitability of the Company, and increasing financial returns to shareholders.

A key focus of the Human Resources Committee’s annual work plan is building talent, deepening bench strength, and ensuring that succession plans are in place for the most pivotal roles in the Company. Annually, the CEO provides a comprehensive update to the Human Resources Committee on the strengths of the overall executive leadership team and areas on which to focus development. This includes a review of talent diversity and the plans in place to both retain and accelerate the development of the Company’s strongest leaders.

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2021 Highlights

The Human Resources Committee met five times in 2021 to review and approve a number of initiatives:

Topic	Highlights
CEO Performance, Priorities, and Compensation

•   Reviewed the performance of the Former CEO for 2020 and recommended approval of his compensation to the Board

•   Successfully onboarded Mr. Staffieri as Interim CEO

•   Reviewed progress against the 2021 plan and the CEO’s 2022 priorities

Talent Management, Succession Planning, and Diversity

•   Reviewed the progress of our executive development, including succession planning, and diversity across the Company

•   Reviewed and approved the appointment of the new President and COO, Home & Business

•   Initiated a search for a new President and CEO, completed in 2022

Performance and Compensation of Senior Executive Officers

•   Reviewed the extent to which performance measures for 2021 were achieved and approved funding levels for executive and broad-based employee incentive plans based on this achievement

•   Approved the compensation arrangements for the CEO’s direct reports and other senior executive officers

Plan Design	• Approved the 2022 STIP framework • Approved the 2021 LTIP framework • Approved the 2022 salary merit budget
Governance	• Remained apprised of regulatory and governance trends related to executive compensation
Public Disclosure	• Reviewed and approved the circular in respect of the Company’s 2021 Annual General Meeting of Shareholders

INDEPENDENT COMPENSATION ADVISOR

The Human Resources Committee engages an independent advisor that is directly retained by, receives instructions from, and reports to the Human Resources Committee. All work performed by the advisor must be pre-approved by the Human Resources Committee. The advisor’s role is to provide independent advice, analysis, and expertise to assist the Human Resources Committee in evaluating compensation recommendations put forward by management in order to ensure sound decisions are made within an effective governance framework.

While the Human Resources Committee considers the information and recommendations provided by the independent advisor, it ultimately relies upon its own judgment and experience in making compensation decisions.

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The Human Resources Committee has engaged Hugessen Consulting Inc. (Hugessen) as its independent advisor since August 2006. In 2021, the increased fees are associated with analysis of the bonus plan and work on compensation matters related to the Shaw transaction. Hugessen provides no other services to the Company.

Executive Compensation-related Fees
Advisor	2021 ($)	2020 ($)
Hugessen	312,581	209,325

COMPENSATION RISK OVERSIGHT AND GOVERNANCE

Management conducts regular assessments of the Company’s executive compensation plans to evaluate whether there are any compensation-related risks within the plans that are likely to have a material adverse effect on the Company. The latest assessment was conducted by Willis Towers Watson in December 2020. The assessment found that Rogers has a responsible and effective approach to risk management and compensation governance. It concluded that all compensation programs and practices are well balanced and do not encourage excessive risk-taking behaviour. The next assessment is scheduled for December 2022.

The Human Resources Committee is confident that the Company’s compensation structure is balanced and well governed, and does not encourage risk-taking behaviour that would negatively impact the Company. The Human Resources Committee will continue to review and introduce changes, as required, to maintain alignment of our programs with the Company’s risk management framework.

Rogers’ compensation governance practices include, among others, the following:

Anti-Hedging Policy

Rogers prohibits its reporting insiders, including its directors and NEOs, from dealing in puts and calls, affecting any short sales, dealing in futures, option transactions, or equity monetization, or engaging in any other hedging transactions relating to the Company’s shares without the prior approval of the Corporate Governance Committee.

CEO Post-Retirement Hold

The CEO is required to maintain his share ownership position of five times base salary equivalent for a period of one year following retirement or resignation from the Company.

Recoupment Policy (Claw Back)

There is a recoupment policy in place that applies to all senior executive officers, including the CEO. This recoupment policy provides for a claw back of STIP and LTIP awards received within the most recent two years, in the event of financial restatement due to gross negligence, intentional misconduct, or fraud. Any claw back would be on the amount net of applicable taxes.

Share Ownership Requirements

The share ownership requirement is designed to link the interests of executives to those of our shareholders by encouraging an ownership position in the Company.

To the extent an executive has not satisfied the share ownership requirements, they are required to defer any annual cash bonus in excess of 100% of target in the form of Restricted

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Share Units (RSUs) or Deferred Share Units (DSUs). RSUs vest no later than June 15th of the third calendar year following the calendar year in which the bonus was earned, while DSUs vest immediately. For detailed information on the design features and provisions of these long-term incentive vehicles, please see the “Summary of Long-term Incentive Plans” section. The share ownership attainment of individual NEOs is reviewed by the Human Resources Committee on an annual basis. The requirements of individual NEOs is detailed below.

Share Ownership Attainment as at December 31, 2021
	Requirement
NEO	Multiple of Salary	Value ($)	Class B Non-Voting Shares (#)	PRSUs (#)	RSUs (#)	DSUs (#)	Total Value of Equity[1] ($)	Ownership Level	Required Attainment Date	Market Value of Equity[2] ($)
Tony Staffieri	5.0x	3,950,000	1,468	57,027	–	123,504	9,407,481	11.9 x	Met	9,244,431
Paulina Molnar	4.0x	1,800,000	2,329	–	22,493	6,289	1,966,897	4.4 x	Met	1,873,877
Robert Dépatie[3]	–	–	13,955	–	–	–	869,000	–	–	840,512
Jorge Fernandes	3.0x	1,995,000	2,164	46,795	6,107	–	2,033,635	3.1 x	Met	1,907,360
Dean Prevost	3.0x	2,070,000	2,193	48,019	–	–	1,708,443	2.5 x	Sep 2022	1,578,185

[1]

Total Value of Equity is determined by adding the greater of the market value or book value of 100% of Class B Non-Voting Shares, RSUs, DSUs, 50% of Other NEOs unvested PRSUs granted in 2019 onwards, and 30% of Other NEOs unvested PRSUs granted prior to 2019. The market value is based on the closing price of the Class B Non-Voting Shares on the TSX on December 31, 2021, which was $60.23.

[2]

Market Value of Equity is determined by adding 100% of the market value of Class B Non-Voting Shares, RSUs, DSUs and 50% of Other NEOs unvested PRSUs granted in 2019 onwards, and 30% of Other NEOs unvested PRSUs granted prior to 2019. The market value is based on the closing price of the Class B Non-Voting Shares on the TSX on December 31, 2021, which was $60.23.

[3]	Mr. Dépatie assumed the President and COO, Home & Business role in December 2021 and the table reflects his shareholdings as at December 31, 2021.

EXECUTIVE COMPENSATION PHILOSOPHY AND OBJECTIVES

Overall Objectives

The Company fosters a “pay-for-performance” culture by placing strong emphasis on incentive compensation for its executives. The primary objectives of our executive compensation programs are to:

•	attract and motivate talented executives in a competitive environment;

•	reward executives appropriately for exceptional organizational and business unit performance (opportunity for above median total direct compensation for above median performance);

•	align compensation with performance over both the short- and long-term;

•	align management’s interests with those of shareholders through performance conditions in incentive plans and share ownership requirements;

•	retain high-performing executives and encourage their long-term career commitment to the Company through diversity of experience and differentiation of pay; and

•	ensure that our compensation plans align with good governance practices and do not incent risk-taking behaviour beyond the Company’s risk tolerance.

Various performance measures are used in the Company’s STIP and LTIP in order to balance the objectives that facilitate annual growth and those that reward the creation of long-term shareholder value. Incorporating Customer Experience, in addition to Employee Experience, and strong Financial Performance measures to determine awards under the Company’s STIP reflects our commitment to keeping the executive team focused on the importance of creating and maintaining customer loyalty.

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Philosophy and Positioning

The Human Resources Committee follows the philosophy of generally positioning our target total direct compensation (salary + target short-term incentive awards + target long-term incentive awards) of the NEOs at or above the median of the competitive market, assessed relative to a defined peer group of large publicly traded Canadian companies. See “Benchmarking” in “Executive Compensation Philosophy and Objectives” for further details regarding the peer group. To determine appropriate pay levels and mix of pay elements, the Company may also review the pay practices of other companies in the telecommunications industry. Specific positioning by compensation element is captured below.

In determining the appropriate level and mix of pay for a NEO, the Human Resources Committee considers, among other things, the individual’s skills, qualifications, abilities, retention risk, experience, and performance. Compensation for an executive may be set above median to reflect the strategic importance of the role within the Company, market conditions, individual experience, sustained performance in the role, and potential.

NEO Total Rewards At-A-Glance

	Base Salary	Short-Term Incentive	Long-Term Incentive	Benefits & Perquisites	Wealth Accumulation Program

	Annual Salary	Annual Incentive Plan	Stock Options Performance Restricted Share Units	Benefits Plan Well-being Program Executive Allowance Service Discounts	Employee Share Accumulation Plan Defined Benefit & Defined Contribution Pension Plans Supplemental Executive Retirement Plan (SERP) Global Registered Retirement Savings Plan & Tax-Free Savings Account

Objective:	Reward sustained individual contribution.	Reward based on annual Company, Team, and Individual performance.	Reward potential and align pay to shareholder interest and long-term objectives.	Ensure employee well-being with balanced offerings.	Support employee savings for various life events, including retirement.
Positioning:	Positioned at the median on average, between median and top quartile for top talent.

Target awards aligned with median. Actual awards above (or below) median for above (or below) target performance (capped at 2x target). Provide differentiation for top talent who deliver outstanding results.

In general, positioned as part of overall total

direct

compensation to

achieve median at

target and higher for above target performance. Flexibility to position top talent between median and the top quartile.

Positioned at the median on average.
Total Cash Compensation Total Direct Compensation Total Rewards

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The key components of the 2021 Total Direct Compensation for the NEOs include base salary, short-term incentive, and long-term incentive. The 2021 annual long-term incentive grant for the NEOs was composed of 50% SOs and 50% PRSUs.

Other key components of the 2021 Total Rewards for the NEOs include benefits and perquisites, as well as participation in the Wealth Accumulation Program (WAP). The WAP for the NEOs includes executive pension plans as well as group savings programs offered broadly to all eligible employees, including the Employee Share Accumulation Plan (ESAP), the Global Registered Retirement Savings Plan (RRSP), and the Tax-Free Savings Account (TFSA).

Total Direct Compensation

Base Salary	• Fixed annual rate of pay • Individual salary tied to competitive market for talent, individual experience, sustained contribution, performance, and potential

Short-Term Incentive Plan	• Annual bonus • Target is 100% of base salary for all NEOs; payout can range from 0% to 200% of target based on performance

•  The 2021 Plan has an additive design based on Company Performance (60% weighting) and Business Unit/Function & Individual Performance (40% weighting); each ranges from 0% to 200% based on actual performance relative to targets

¡  Company Performance based on: Financial Performance (70% weighting), Customer Experience (20% weighting) and Employee Experience (10% weighting)

¡  Business Unit/Function Performance based on: business unit financial and function-specific objectives

¡  Individual Performance based on: strategic objectives and leadership KPIs

Long-Term Incentive Plan	SOs • Annual grant for all NEOs at 50% of LTIP award	PRSUs • Annual grant for all NEOs at 50% of LTIP award
	• 4-year vesting; 25% per year • 10-year term	• 1/3 vesting per year with final payout after 3 years subject to achievement of performance based on:

•  Granted in tandem with share appreciation rights (SARs), which entitles option holder upon exercise to:

¡   Acquire one Class B Non-Voting share at the option exercise price, or

¡   Surrender an option for a payment equal to the fair market value of a Class B Non-Voting share minus the option exercise price

¡ Adjusted EBITDA • Track the price of Class B Non-Voting Shares; when dividends are paid, additional PRSUs are credited

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Other Elements of Total Rewards

Benefits & Perquisites	•	NEOs participate in the employee benefits plan, along with other eligible employees, and have the ability to apply for executive disability insurance, which provides additional coverage
	•	NEOs participate in the wellness program, including executive medical
	•	NEOs receive an executive allowance and are entitled to service discounts in line with those offered to the broader employee population

Wealth Accumulation Program		ESAP		DB & DC Pension Plans		SERP & ERP		RRSP & TFSA
	•	NEOs participate along with other eligible Rogers employees	•	NEOs hired and electing to participate prior to July 1, 2016 participate in the DB Pension Plan	•	NEOs hired and electing to participate prior to July 1, 2016 participate in the DB SERP or DB ERP	•	NEOs participate along with other eligible Rogers employees
•

Employees contribute up to 15% of base salary; contributions of up to 10% receive an employer match to an annual maximum of $25,000

The Company matches employee contributions as follows: 25% in the first year of ESAP membership, 33% in the second year of ESAP membership, and 50% in the third and subsequent years of ESAP membership

			•	NEOs hired and/or electing to participate post June 30, 2016 participate in the DC Pension Plan	•	NEOs hired and/or electing to participate post June 30, 2016 participate in the DC SERP	•	Plans offer tax-effective savings vehicles within a group policy
	•		•	Further details follow in “Pension Benefits”	• •	DB and DC SERP/ERP provide benefits in excess of those provided in the DB or DC pension plans, based on the Income Tax Act (ITA) limits Further details follow in “Pension Benefits”

Benchmarking

We compare our compensation levels to those of a peer group of companies to evaluate our external total rewards competitiveness.

For 2021, the peer group, as detailed below, consisted of 17 large publicly traded Canadian companies. We have determined this to be the most relevant market from which to draw comparative data and made no adjustment to the group over the course of 2021. These companies were selected based on revenue and market capitalization levels, and to ensure cross-industry representation. To avoid overweighting the sample, we have limited the number of financial services and energy companies. Given this peer group is also used to assess the competitiveness of our compensation for our broader executive population, we also monitor survey participation for the peer companies.

The peer group is regularly reviewed by management based on the approved criteria. Any changes are subject to the Human Resources Committee’s review and approval. To determine appropriate pay levels and mix of pay elements, the Company may also review the pay practices of other companies in the telecommunications industry. While we made no changes in 2021, given the significance of the Shaw transaction targeted to close in the first half of 2022, we anticipate a review going forward.

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Peer Group Determination Criteria

The following criteria was considered in determining the peer group:

Canadian headquarters and listed on S&P / TSX 60
Market capitalization 0.5X to 2.0X that of Rogers
Revenue between 0.33X and 3.0X that of Rogers

2021 Peer Group

Company	Industry
Bank of Montreal	Financial Services
Barrick Gold Corporation	Materials
BCE Inc.	Telecommunications
Bombardier Inc.	Industrials
Canadian Imperial Bank of Commerce	Financial Services
Canadian National Railway Company	Industrials
Canadian Natural Resources Limited	Energy
Canadian Pacific Railway Limited	Industrials
Canadian Tire Corporation, Limited	Consumer Discretionary
Cenovus Energy Inc.[1]	Energy
CGI Group Inc.	Information Technology
Enbridge Inc.	Energy
Nutrien Ltd.	Materials
Sun Life Financial Inc.	Financial Services
TC Energy Corporation	Energy
Teck Resources Limited	Materials
TELUS Corporation	Telecommunications

[1]	Husky Energy Inc, has been removed from the peer group as it was acquired by Cenovus Energy Inc. on January 1, 2021.

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2021 Relativity to Rogers

[1]	Data sourced from S&P Capital IQ and presented in CAD. Market capitalization is as at December 31, 2021. Total revenue data reflect the most recent fiscal year disclosed.

Target Total Direct Compensation Mix for NEOs

The NEOs’ target total direct compensation is composed of three elements: base salary, short-term incentive, and long-term incentive. The Company’s commitment to pay for performance is reflected in its variable compensation plans (or ‘at-risk’ pay), which are strongly influenced by both the individual’s performance and the Company’s business results.

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2021 Target Total Direct Compensation for NEOs
		Target STIP		Target Total Cash Compensation ($)	Target LTIP		Target Total Direct Compensation ($)
Name	Salary ($)	% of Salary	Value ($)		% of Salary	Value ($)
Tony Staffieri[1]	790,000	100%	790,000	1,580,000	250%	1,975,000	3,555,000
Paulina Molnar	450,000	100%	450,000	900,000	150%	675,000	1,575,000
Robert Dépatie[2]	1,000,000	100%	1,000,000	2,000,000	n/a	–	2,000,000
Jorge Fernandes	665,000	100%	665,000	1,330,000	250%	1,662,500	2,992,500
Dean Prevost	690,000	100%	690,000	1,380,000	250%	1,725,000	3,105,000
Joe Natale	1,352,650	100%	1,352,650	2,705,300	554%	7,500,000	10,205,300

[1]

Mr. Staffieri’s 2021 compensation reflects his time serving as CFO for the majority of the year and interim CEO from mid-November to the end of December. No compensation changes were made associated with Mr. Staffieri’s appointment to CEO on an interim basis.

[2]

Mr. Dépatie assumed the President and COO, Home & Business role in December 2021 and will be eligible for STIP beginning in 2022. Mr. Dépatie is not eligible for annual LTI. He received a sign-on LTI grant of $10,000,000 in stock options reflective of a three-year front-loaded LTI grant, vesting 50% per year over two years. He is not included in the ‘Average Other NEO’ 2021 Target Total Direct Compensation Mix chart above.

COMPENSATION DECISIONS FOR 2021-2022

Input from Management

The Human Resources Committee engages in active discussions with, and considers recommendations from, the CEO concerning:

•	base salaries, considering internal pay equity among executives and external market competitiveness;

•	participation in the incentive programs and award levels;

•	performance metrics for the incentive plans;

•	performance targets, at the company, team, and individual levels for the coming year, where applicable; and

•	actual achievement of performance against pre-determined targets.

The Company’s Chief Human Resources Officer is involved in the compensation-setting process through the preparation of information for the Human Resources Committee, which includes the recommendations of the CEO. The Human Resources Committee may also seek input from its independent compensation advisor, as determined by the Chair.

Annual Compensation Review

Salaries, STIP target, and LTIP targets are reviewed annually by the Human Resources Committee, with input from the CEO with respect to Other NEOs. CEO compensation changes are recommended by the Human Resources Committee and approved by the Board. Other NEO compensation changes are recommended by the CEO and approved by the Human Resources Committee.

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Below is a summary of 2021 and 2022 compensation. STIP targets are expressed as a percentage of eligible earnings, which represents the actual base salary compensation paid during the year. LTIP targets are expressed as a percentage of base salary.

Annual Compensation Review
	Salary[1] ($)		Increase (%)	STIP Target[2] (% of Salary)		LTIP Target (% of Salary)		Total Target Compensation Increase ($)
Name	2021	2022		2021	2022	2021	2022
Tony Staffieri[3]	790,000	1,400,000	77.2%	100%	100%	250%	536%	6,745,000
Paulina Molnar[4]	450,000	450,000	–%	100%	100%	150%	150%	–
Robert Dépatie[5]	1,000,000	1,000,000	–%	100%	100%	n/a	n/a	–
Jorge Fernandes	665,000	678,500	2.0%	100%	100%	250%	250%	60,750
Dean Prevost	690,000	703,500	2.0%	100%	100%	250%	250%	60,750

[1]	Annual salaries are based on competitive market for talent, individual experience, sustained performance, and potential.
[2]	STIP payouts range from 0% at minimum to 200% at maximum for all eligible NEOs.
[3]

Mr. Staffieri’s 2021 compensation reflects his time serving as CFO for the majority of the year and interim CEO from mid-November to the end of December. While no compensation changes were made in 2021 associated with Mr. Staffieri’s appointment to CEO on an interim basis, any amounts approved and paid in 2022 in relation to the interim period will be disclosed next year. Mr. Staffieri’s 2022 salary, STIP, and LTIP targets reflect his formal appointment to the CEO role January 10, 2022.

[4]	Ms. Molnar’s 2021 compensation reflects her time serving as interim CFO. Glenn Brandt was appointed CFO on January 31, 2022.
[5]

Mr. Dépatie assumed the COO, Home & Business role in December 2021 and will be eligible for an annual STIP beginning 2022. He is not eligible for annual LTI beyond the sign-on LTI grant he received at hire.

2021 STIP Awards

The following section summarizes the STIP design, performance metrics, pool funding, and NEO STIP awards for 2021.

Actual executive STIP payouts are based on a combination of Company, Business Unit/Functional, and Individual performance, as illustrated below.

Step 1: Determining Company Performance and Pool Funding

Target performance for Financial Performance, Customer Experience, and Employee Experience, and associated payout levels are calibrated by management and approved by the Human Resources Committee at the beginning of the performance year.

Calculation of the Company Performance determines the funding of the overall STIP pool. The target pool (defined as the sum of individual target awards plus a pre-determined percentage used for performance differentiation purposes) is multiplied by the Company Performance to determine the overall STIP pool available for distribution.

Overall in 2021, we modestly exceeded target performance on our scorecard.

Step 2: Determining Business Unit / Functional & Individual Performance

The CEO evaluates the performance of each Business Unit and Function based on performance against our business priorities. Among the NEOs, Ms. Molnar’s Functional component was based on the performance of the Finance group and Mr. Fernandes’ of the Technology group, while Mr. Prevost’s Business Unit component was based on the performance of Connected Home.

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Each NEO is assessed, and their STIP award adjusted, based on their individual performance against their respective objectives during the year. For 2021, the interim CEO reviewed the individual performance of each direct report and made a recommendation to the Human Resources Committee for approval. The Human Resources Committee reviewed the individual performance of the interim CEO and made a recommendation to the Board.

For 2021, the Business/Function & Individual components for NEOs and senior executives was capped at 100%. This decision was informed by a balanced view of performance, unique circumstances and desire to motivate talent. This is especially important as we continue our efforts to complete the Shaw transaction targeted for the first half of 2022.

Across key competitively sensitive financial metrics within the scorecard, the Company achieved adjusted EBITDA, free cash flow and service revenue results, all of which modestly exceeded budget. Despite these achievements, the Company underperformed relative to its key competitors. As such and in accordance with the plan guidelines, which allow for the application of discretion, the Human Resources Committee supported management’s recommendation to reduce the payout to 110% for NEOs and other senior executives.

STIP Award
Name	Target STIP Award[1] ($)	Actual STIP Award ($)	Payout as a % of Target
Tony Staffieri	790,000	869,158	110%
Paulina Molnar	402,720	443,000	110%
Robert Dépatie[2]	n/a	n/a	n/a
Jorge Fernandes	665,000	731,513	110%
Dean Prevost	690,000	759,000	110%
Joe Natale[3]	1,206,980	1,206,980	100%

[1]	Target STIP Award is based on 2021 eligible earnings x Target STIP %.
[2]	Mr. Dépatie assumed the President and COO, Home & Business role in December 2021. Beginning 2022, he will be eligible for a target STIP of 100% of base salary.
[3]	Mr. Natale’s STIP award was paid out at 100% and prorated for 2021 through his termination date, as per the terms of his original 2017 employment agreement.

2021 LTIP Awards

At the beginning of each fiscal year, the Human Resources Committee approves the value of target LTIP awards to be granted and, with the exception of the CEO’s LTIP, receives and reviews recommendations from the CEO. Individual grants are determined within an approved range to reflect individual performance and contribution to the long-term value creation for the Company. Under the current PRSU design, each year the applicable adjusted EBITDA target is achieved, one third of the award vests at 100%, for payout at the end of the three-year performance period. If the target for the year is not achieved, one third of the award is cancelled. Typically, the Human Resources Committee does not take previous grants or length of service into account when setting new grants. In consideration of individual performance during the year, a new hire, or a promotion, the Human Resources Committee may approve an award which differs from the targeted annual grant level based on their assessment of the rationale provided by the CEO.

The Board follows the same process for the CEO’s LTIP award based on the Human Resources Committee recommendations.

For 2021, NEOs received their annual LTIP award in the form of 50% SOs and 50% PRSUs. Mr. Dépatie was hired in December 2021 and received a three-year front-loaded LTI award in the form of stock options vesting 50% per year over two years. All other executives and directors below the senior executive officer level are eligible to receive LTIP in the form of RSUs. For detailed information on the design features and provisions of the 2021 LTIP vehicles, please see the “Summary of Long-term Incentive Plans” section.

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PERFORMANCE GRAPH

The following graph illustrates the change in value of $100 invested on December 31, 2016 (five years ago) in:

•	Class A Shares (RCI.A);

•	Class B Non-Voting Shares (RCI.B); and

•	Standard & Poor’s/Toronto Stock Exchange Composite Total Return Index (S&P/TSX Composite Index).

The graph also includes a NEO Total Direct Compensation Index that reflects the change in the sum of the annual Total Direct Compensation for NEOs (salary + short-term incentive awards + long-term incentive awards) as reported in the summary compensation table for the past five years.

Values are given as at December 31 of each of the years listed. The year-end values of each investment are based on share appreciation, assuming that all dividends are reinvested.

For the five-year period, the market price for Rogers shares was below the S&P/TSX Composite Index, but well above the increase in NEO Total Direct Compensation. In 2021, NEO Total Direct Compensation trended higher due to changes in NEOs.

Overall, the Human Resources Committee is confident that the current executive compensation program and associated pay levels for its NEOs are well aligned to the Company’s performance over the prior five-year period.

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SUMMARY COMPENSATION TABLE

Summary Compensation Table
					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary[1] ($)	Share- Based Awards[2] ($)	Option- Based Awards[3] ($)	Annual Incentive Plan[4] ($)	Long-Term Incentive Plans ($)	Pension Value[5] ($)	All Other Compensation[6] ($)	Total Compensation ($)
Tony Staffieri[7] Interim President and Chief Executive Officer	2021	790,000	1,150,182	1,150,038	869,158	—	511,500	104,334	4,575,212
	2020	756,731	1,150,099	1,150,007	550,981	—	460,200	124,645	4,192,663
	2019	770,192	1,250,060	1,250,019	1,051,312	—	384,300	176,720	4,882,603
Paulina Molnar[8] Interim Chief Financial Officer	2021	402,720	675,228	—	443,000	—	402,100	37,478	1,960,526
	2020	378,685	350,000	—	202,723	—	310,200	39,377	1,280,985
	2019	380,000	350,000	—	259,350	—	32,400	36,313	1,058,063
Robert Dépatie[9] President and COO, Home & Business	2021	57,692	—	10,000,000	—	—	2,700	6,329	10,066,721
	2020	—	—	—	—	—	—	—	—
	2019	—	—	—	—	—	—	—	—
Jorge Fernandes[10] Chief Technology and Information Officer	2021	665,000	1,075,184	1,075,047	731,513	—	154,400	862,914	4,564,058
	2020	636,538	1,950,365	950,026	463,481	—	178,500	119,982	4,298,892
	2019	650,000	875,224	875,008	768,950	—	173,700	48,200	3,391,082
Dean Prevost[11] President, Integration	2021	690,000	1,150,182	1,150,038	759,000	—	175,000	57,014	3,981,234
	2020	660,577	950,232	950,026	480,981	—	175,000	49,714	3,266,530
	2019	670,192	875,224	875,008	762,344	—	178,500	47,714	3,408,982
Joe Natale[12] Former President and Chief Executive Officer	2021	1,206,980	4,250,011	4,250,043	1,206,980	—	2,194,700	14,271,605	27,380,319
	2020	1,293,048	4,000,169	4,000,009	941,551	—	808,400	177,079	11,220,256
	2019	1,305,894	4,000,192	4,000,031	1,500,000	—	683,100	214,733	11,703,950

[1]

Salary represents actual base salary earnings received in each fiscal year. In 2020, reflects a 20% salary reduction for a 10-week period from May to July 2020. This temporary measure helped fund a wellness program supporting employees through the pandemic.

[2]

Share-Based Awards include PRSUs and RSUs and are valued based on the number of units granted multiplied by the five-day weighted average trading price of Class B Non-Voting Shares on the TSX preceding the date of grant. For purposes of the valuation, all PRSUs with future performance conditions are deemed to have been met at 100% of target.

[3]

Option-Based Awards are valued using a binomial model that represents the option fair value (compensation value) on the grant date. The share prices used for purposes of determining stock option grants are outlined in the chart below. For compensation purposes, the share price is determined based on the five-day weighted average share price of Class B Non-Voting Shares on the TSX preceding the date of grant. For accounting purposes, the share price is determined as the closing share price on the date of grant. For further details see the Option Valuation Methodologies table on following page.

Share Price ($)
Purpose	Dec, 13 2021	Mar 23, 2021	Mar 02, 2020	Sep 03, 2019	Mar 01, 2019
Compensation	58.6137	62.2393	62.5564	65.4313	72.9962
Accounting	57.63	61.02	64.03	65.59	70.18

[4]

Annual Incentive Plan represents short-term incentives paid in cash in the year following the fiscal year in which the award was earned. See “2021 STIP Awards” for details of the plan and payout for the most recent year.

[5]

Pension Value represents the value of the projected pension earned for service from January 1 to December 31 of the respective year for DB Plan participants, and the value of the capital accumulated for the DC Plan participants.

[6]

All Other Compensation may include the following: allowances, premiums associated with benefit insurance, life insurance, AD&D, LTD top-up, parking, Company ESAP contributions and financial planning. In 2021, Mr. Fernandes’ amount includes a $120,000 annual allowance and a $682,125 relocation benefit. Mr. Natale’s amount includes an $87,879 executive allowance.

[7]

Mr. Staffieri was appointed Interim CEO on November 16, 2021. Mr. Staffieri served as CFO from January 1, 2021 to September 29, 2021 when he left the organization. Mr. Staffieri’s cessation of employment was rescinded upon his return as interim CEO and subsequently all severance amounts were repaid.

[8]

Ms. Molnar was promoted to Interim CFO on September 29, 2021 from SVP, Corporate Controller and Risk Management, a role she held from January 1, 2021. Ms. Molnar’s salary was increased to $450,000, and her annual STIP target increased to 100% of base salary with a promotional LTI grant of $325,000 in 2021.

[9]

Mr. Dépatie assumed the role of President and COO, Home & Business on December 6, 2021. He was hired on a fixed-term contract until January 31, 2025, which with mutual agreement can be extended. He received a sign-on LTI grant of $10,000,000 in stock options reflective of a three-year front-loaded LTI grant vesting 50% per year over two years. Beginning 2022, Mr. Dépatie will be eligible for annual STIP but ineligible for annual LTI awards. Mr. Dépatie served on the Rogers Board of

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Directors prior to joining the executive team. All compensation he received in that capacity prior to December 6, 2021 can be found in the ‘Director Compensation’ section.
[10]	Mr. Fernandes’s role as CTIO expanded to lead the integrated Digital and Technology teams effective January 1, 2021.
[11]

Mr. Prevost assumed the President, Integration role on January 6, 2022. He previously held the role of President, Connected Home effective January 1, 2021 and continued to lead the Rogers for Business group from January 1, 2021 until June 2021.

[12]

Mr. Natale served as CEO from April 19, 2017 to November 16, 2021. Mr. Natale was paid severance per his original 2017 employment agreement totaling $14,106,613 representing the value of separation and incremental benefit payments per the terms of his employment agreement. Per that agreement, Mr. Natale was entitled to the following arrangements: A lump sum payment equal to 24 months of base salary ($2,705,300), bonus at target ($2,705,300), executive allowance ($200,000), insurance benefit ($38,500) and outstanding vacation entitlement ($125,901). Mr. Natale’s pension value includes $1,281,000 as part of his termination benefits. He will also be provided with 24-month benefit continuation subject to re-employment. Mr. Natale’s 2019 PRSUs ($2,971,040) and 2020 PRSUs ($4,089,714) will continue to vest over the 24-month period assuming 100% performance. All DSUs vested immediately upon his departure date ($530,891). In addition, Mr. Natale’s stock options that would have vested prior to the earlier of the end of 24 months or the date he commences alternative full-time employment with a competitor (i.e., the Continuation Period), will continue to vest ($739,967). Awards that would have otherwise vested after the Continuation Period were forfeited.

The compensation value for all stock option awards is determined using a binomial model, which is a common method for valuing stock options. The amounts disclosed represent the option fair value (compensation value) on the grant date. The compensation value differs from the accounting value based on different input assumptions applied in the valuation.

Option Valuation Methodologies
Inputs	2021				2020		2019
	Compensation		Accounting		Compensation	Accounting	Compensation		Accounting
Valuation Methodology	Binomial		Black- Scholes Dec 13, 2021 SO Grant	Black- Scholes Mar 23, 2021 SO Grant	Binomial	Mar 2, 2020 SO Grant Black- Scholes	Binomial		Sept 3, 2019 SO Grant Black- Scholes	Mar 1, 2019 SO Grant Black- Scholes
Share Price Volatility	26.08%		23.71%	22.59%	14.91%	16.14%	14.86%		15.96%	16.50%
Dividend Yield	3.33%		3.32%	3.45%	3.08%	3.41%	2.74%		3.10%	2.78%
Risk-Free Interest Rate	0.70%		0.25%	0.25%	1.61%	1.69%	1.98%		1.86%	1.86%
Expected Life (years)	10 (full term)		4.48	5.5	10 (full term)	5.5	10 (full term)		5.5	5.48
Value per Option	$12.27 Dec 13, 2021 SO Grant	$13.03 Mar 23, 2021 SO Grant	$7.41	$7.46	$7.57	$5.86	$8.90 Sept 3, 2019 SO Grant	$9.93 Mar 1, 2019 SO Grant	$6.67	$8.31

Higher (Lower) Compensation Value Compared to Accounting Value ($)[1,2]
Name	2021	2020	2019
Tony Staffieri	490,377	259,698	203,690
Paulina Molnar	–	–	–
Robert Dépatie	3,949,127	–	–
Jorge Fernandes	458,400	214,537	142,582
Dean Prevost	490,377	214,537	142,582
Joe Natale	1,812,220	903,292	651,802

[1]

The compensation values for grants to Messrs. Staffieri, Fernandes, Prevost, and Natale were calculated based on the binomial methodology for SOs granted on March 23, 2021 and December 13, 2021 for Mr. Dépatie.

[2]

The accounting values for grants to Messrs. Staffieri, Fernandes, Prevost, and Natale were calculated based on the Black-Scholes methodology for SOs granted on March 23, 2021 and December 13, 2021 for Mr. Dépatie.

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INCENTIVE PLAN AWARDS

Outstanding Option-Based and Share-Based Awards as at December 31, 2021
	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price[1] ($)	Option Expiration Date (mm/dd/yyyy)	Value of Unexercised in-the-money Options[2] ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested[3] ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed[4] ($)
Tony Staffieri	1,290	44.59	06/02/2024
	15,640	49.95	03/01/2026
	33,920	56.70	03/01/2027
	52,732	58.45	03/01/2028
	125,915	73.00	03/01/2029
	151,930	62.56	03/02/2030
	88,410	62.24	03/23/2031	394,650	57,027	3,434,744	7,438,616
Paulina Molnar	–	–	–	–	22,493	1,354,781	378,809
Robert Dépatie	816,310	58.61	12/13/2031	1,319,402	–	–	–
Jorge Fernandes	43,945	58.45	03/01/2028
	88,140	73.00	03/01/2029
	125,510	62.56	03/02/2030
	82,645	62.24	03/23/2031	78,218	52,902	3,186,270	–
Dean Prevost	47,610	58.45	03/01/2028
	88,140	73.00	03/01/2029
	125,510	62.56	03/02/2030
	88,410	62.24	03/23/2031	84,741	48,019	2,892,197	–
Joe Natale	367,377	62.82	06/09/2027
	415,735	58.45	03/01/2028
	402,925	73.00	03/01/2029
	528,450	62.56	03/02/2030
	326,725	62.24	03/23/2031	739,967	197,213	11,878,122	530,891

[1]	Option Exercise Prices are established based on the five-day weighted average trading price of Class B Non-Voting Shares on the TSX preceding the date of grant.
[2]

Value of Unexercised in-the-money Options represents all outstanding stock options and PSOs valued based on the difference between the closing price of Class B Non-Voting Shares as at December 31, 2021 of $60.23 and the exercise price. For purposes of this valuation, PSOs share price hurdles are deemed to have been met. Options where the exercise price is above the December 31, 2021 closing price are considered to have no value.

[3]

Market or Payout Value of Share-Based Awards That Have Not Vested represents share units that have not vested, valued based on the closing price of Class B Non-Voting Shares on the TSX as at December 31, 2021 of $60.23. For purposes of this valuation all PRSUs with future performance conditions are deemed to have been met at 100% of target.

[4]

Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed represents vested share units that have not been paid out or distributed. The amounts reported for Mr. Staffieri, Ms. Molnar and Mr. Natale represent vested DSUs valued based on the closing price of Class B Non-Voting Shares on the TSX as at December 31, 2021 of $60.23.

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Vested Option and Share Awards Under the Company’s Incentive Plans During 2021
Name	Option Awards Value Vested During the Year[1] ($)	Share Awards Value Vested During the Year[2] ($)	Non-Equity Incentive Plan Compensation Value Earned During the Year[3] ($)
Tony Staffieri	–	2,509,831	869,158
Paulina Molnar	–	570,711	443,000
Robert Dépatie	–	–	–
Jorge Fernandes	–	1,956,033	731,513
Dean Prevost	–	1,699,433	759,000
Joe Natale	905,227	4,846,476	1,206,980

[1]

Option Awards Value Vested During the Year represents the value of vested SOs and vested PSOs. Vesting of PSOs is conditional upon share price hurdle being met. Where Option Awards Value Vested During the Year is blank, value is currently below strike price as at the vesting date.

[2]

Share Awards Value Vested During the Year reflects PRSUs and RSUs that vested in 2021 valued as at their respective vesting dates, based on the five-day volume weighted average trading price of Class B Non-Voting Shares on the TSX preceding the applicable vesting date.

[3]

Non-Equity Incentive Plan Compensation Value Earned During the Year represents the annual short-term incentive awards earned in 2021 as reported in the Summary Compensation Table under the Non-Equity Plan Compensation (Annual Incentive Plans).

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SUMMARY OF LONG-TERM INCENTIVE PLANS

Stock Option Plans

Type	Performance Stock Options	Stock Options
Eligibility	2019 — 2021: Replaced by SOs 2015 — 2018: CEO eligible 2012 — 2014: All NEOs and other senior executive officers eligible	2019 — 2021: All NEOs and other senior executive officers eligible 2015 — 2018: NEOs (excluding the CEO) and other senior executive officers eligible
Overview

Stock options are granted with tandem SARs. Each option entitles the holder, upon exercise, to acquire one Class B Non-Voting Share at the option exercise price (grant price) as set out in the terms of the award. A SAR is a right to surrender an option for a payment equal to the fair market value of a Class B Non-Voting Share minus the option exercise price.

Award

The number of options granted is determined based on the dollar value of the award, taking the binomial value and the fair market value on the day the award is granted into account.

Exercise price (also known as grant price or option price) is established using the five-day weighted average price of Class B Non-Voting Shares for the five business days preceding the date on which the award is granted.

Vesting and Expiry

Awards time vest 25% per year over the first four years; however, they will only fully vest if the performance requirement of a 5% increase in share price at each anniversary has also been met.

Awards expire after 10 years.

Awards vest 25% per year over the first four years. Awards expire after 10 years.
Exercise or Payout	Following vesting, option holders are entitled to exercise the option to acquire Class B Non-Voting Shares or the SAR (i.e. surrender and receive market price appreciation).
Termination Provisions	The following rules apply if a participant’s employment is terminated before expiry:
Death/Disability:	Awards vest effective as at the date of the participant’s death or disability and are exercisable until the end of the term.
Retirement1:	Awards vest effective as at the date of retirement and are exercisable until the end of the term.
Resignation:	Unvested awards are forfeited and vested awards may be exercised within 30 days after termination.
Termination Without Cause:	Unvested awards are forfeited and vested awards may be exercised within 30 days after termination.
Termination for Cause:	Vested and unvested awards are forfeited.
Change in Control	The Board may allow awards to vest effective as at the date of the change in control. Vested awards would be exercisable until the end of the specified acceptance period.
Assignment & Transferability of Awards

Awards are personal to the holder and are non-assignable, except to a legal personal representative of the holder, to a personal holding company controlled by the holder, or to a registered retirement savings plan established by the holder, subject to any applicable regulatory approval.

Amendment and Termination

The Board may amend, subject to shareholder approval, or discontinue the plan at any time; provided, that no such amendment may, without the consent of the participant, alter the terms of any award previously granted to them, if such alteration will have the effect of impairing, derogating from or otherwise adversely affecting such participant’s rights thereunder, unless additional similar rights, or other compensation of equal or greater value, is given to such participant.

[1]	Retirement age as determined by Human Resources Committee.

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Restricted Share Unit Plans

Type	Performance Restricted Share Units	Restricted Share Units
Eligibility	NEOs and other senior executive officers eligible	NEOs and all executives eligible Executives may also elect to receive their STIP bonus in the form of RSUs subject to Company approval.
Overview

PRSUs track the price of the Class B Non-Voting Shares and when dividends are paid, additional PRSUs are credited to the participant’s PRSU account.

PRSUs cliff vest on the third anniversary of the grant date, subject to meeting annual performance conditions. The number of units that vest is tied to actual performance achieved on key financial metrics relative to established targets after the completion of performance years 1, 2 and 3.

Payments are typically settled in cash at vesting but can be settled as Class B Non-Voting Shares.

RSUs track the price of the Class B Non-Voting Shares and when dividends are paid, additional RSUs are credited to the participant’s RSU account.

RSUs cliff vest on the third anniversary of the grant date.

Payments are typically settled in cash at vesting but can be settled as Class B Non-Voting Shares.

Award

The number of units granted is determined by dividing the dollar value of the award by the market price on the grant date.

Market price is determined using the five-day weighted average price of Class B Non-Voting Shares for the five business days preceding the grant date.

Vesting & Expiry

For 2021 and 2020 grants, performance will be measured against annual EBITDA targets. Each year the EBITDA target is achieved, one third of the award vests at 100%, for a payout at the end of the three-year period. If the target for the year is not achieved, one third of the award is cancelled.

For 2019 grants, the number of units that vest varies with 3-year cumulative PRSU FCF and TSR relative to our telecommunications peer group of BCE, Telus, Cogeco, Quebecor and Shaw. PRSU FCF is defined as adjusted EBITDA plus stock-based compensation, less capital expenditures. Relative TSR reflects the change between the average of adjusted close prices (which include the value of dividends) for the full calendar month for the beginning and end of the performance period.

2019 Grant

All NEOs — 0-150% of award

Units cliff vest not later than three years after the grant date.

Bonus amounts that are deferred into RSUs will be redeemed no later than June 15 of the third calendar year following the calendar year in which the bonus remuneration was earned.

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Type	Performance Restricted Share Units	Restricted Share Units
Exercise or Payout

Vested units plus credited dividends are paid out in cash or settled as Class B Non-Voting Shares based on the market price on the vesting date.

Market price is determined using the five-day weighted average price of Class B Non-Voting Shares for the five business days preceding vesting date.

Termination Provisions	The following rules apply if a participant’s employment is terminated before expiry:
Death/Disability:	Units vest effective as at the date of the participant’s death or disability and are paid out at the next payroll date.
Retirement[1]:	Units vest effective as at the date of the participant’s retirement and are paid out at the next available payroll date.
Resignation:	Unvested Units are forfeited.
Termination Without Cause:	Unvested Units are forfeited.
Termination for Cause:	Unvested Units are forfeited.
Change in Control	The Board may determine that the Company shall redeem any PRSUs and RSUs which are outstanding at the time of the offer related to the change in control.
Assignment & Transferability of Awards	RSUs and PRSUs are not transferable or assignable other than to the legal personal representative of the holder or by will in the event of the death of a participant, subject to any applicable regulatory approval.
Amendment and Termination	The Human Resources Committee may, subject to regulatory approval and subject to applicable shareholder approval in certain circumstances, amend, suspend or terminate the plan or any portion thereof at any time in accordance with applicable legislation, provided that no such amendment, suspension or termination may materially adversely affect any RSUs, or any rights pursuant thereto, without the consent of the affected Participant. If the plan is terminated, the provisions of the plan will continue in effect as long as a RSU or any rights pursuant thereto remain outstanding.

[1]	Retirement age as determined by Human Resources Committee.

Deferred Share Unit Plan

Type	Deferred Share Units
Eligibility	Occasionally granted to NEOs and other executives as part of on-hire compensation. All NEOs and Other Executives may also elect to receive their STIP in the form of DSUs subject to Company approval.
Overview

DSUs track the price of the Class B Non-Voting Shares and when dividends are paid, additional DSUs are credited to the participant’s DSU account.

DSU vesting schedules vary; all vested units can only be redeemed post termination. Payments are settled in cash upon redemption.

Under the Share Matching Program in place from 2015 through 2017, executives could elect to defer their STIP award into DSUs before it was granted as well as defer their RSU/PRSU grant into DSUs before it was granted. Matching DSUs were awarded for these deferrals.

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Type	Deferred Share Units
Award

The number of units granted is determined by dividing the dollar value of the award by the market price on the grant date.

Market price is determined using the five-day weighted average price of Class B Non-Voting Shares for the five business days preceding the grant date.

Vesting & Expiry

DSUs that are granted as part of on-hire compensation typically vest within three years of service with the Company.

DSUs that are granted in lieu of STIP (bonus) remuneration vest immediately. Matching DSUs awarded under the Share Matching Program upon deferral of STIP will vest 1/3 per year. This 3-year program commenced in 2015 and ended in 2017.

DSUs awarded upon deferral of RSU/PRSUs, and all matching DSUs awarded under the Share Matching Program upon deferral of RSU/PRSUs, cliff vest not later than three years after the grant date and DSUs awarded upon deferral of PRSUs are subject to the same adjustments for performance as applicable.

Exercise or Payout

Vested DSUs and credited dividends must be redeemed for cash by holders by December of the year following termination of service (other than as a result of death or retirement). Unvested DSUs at the time of termination are forfeited. “Specified Executives” subject to US tax filing will have their DSUs redeemed six months after separation from service; all other US tax filers will have their DSUs redeemed thirty days after separation from service.

Vested units are paid out based on the market price on the redemption date.

Market price is determined using the five-day weighted average price of Class B Non-Voting Shares for the five business days preceding redemption date.

Termination Provisions	The following rules apply if a participant’s employment is terminated before vesting:
Death:	The Company will make a lump sum cash payment within 90 days of death for DSUs credited to the executive’s account.
Retirement[1]:	Units vest effective as at the date of the participant’s retirement and are eligible for payout.
Resignation:	Unvested units are forfeited. Vested units can be redeemed up until December 15 of the year following resignation.
Termination Without Cause:	Unvested units are forfeited. Vested units can be redeemed up until December 15 of the year following termination.
Termination for Cause:	Unvested units are forfeited. Vested units can be redeemed up until December 15 of the year following termination.
Change in Control	There are no vesting or redemption provisions relating to a change of control.
Assignment & Transferability of Awards	DSUs are not transferable or assignable other than by will or applicable law.
Amendment and Termination	The Human Resources Committee may amend, suspend or terminate the plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory or shareholder approval. No amendment, suspension or termination may materially adversely affect any DSUs, or any rights pursuant thereto, without the consent of the affected holder. If the plan is terminated, the provisions of the plan will continue in effect as long as a DSU or any rights pursuant thereto remain outstanding.

[1]	Retirement age as determined by Human Resources Committee.

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PENSION BENEFITS

The Company provides pension benefits to its employees, including NEOs, through the Rogers DB Pension Plan and the Rogers DC Pension Plan. In addition, all NEOs, other than Mr. Natale, will receive benefits under the Rogers DB SERP, Rogers DC SERP, or DB ERP plans in accordance with their registered pension plan participation. Mr. Natale’s employment ended in November 2021. As part of his termination agreement, he is entitled to certain special termination benefits.

DEFINED BENEFIT ARRANGEMENTS

The DB Plan is a contributory defined benefit pension plan registered under the ITA and the Pension Benefits Standards Act. It was closed to new enrolment on July 1, 2016. Executives who are members of the DB SERP are not required to contribute to it. For each year of credited service, the DB Plan provides members with an annual pension benefit of 2.0% of their annual salary, up to the ITA prescribed maximum. Periodically, Rogers has provided for updates to the career average base year earnings used to determine pensions under the DB Plan. Pensions are payable on an unreduced basis once a member has attained age 55 and 30 years of continuous employment or age 65. Members who terminate before eligibility for early retirement, or age 55, are entitled to a lump sum payment of equivalent value to the accrued pension payable at age 65, or they may choose a deferred pension option.

The DB SERP provides additional pension benefits to certain key executives for earnings in excess of the ITA limits prescribed for DB pension plans. For each year of credited service, the DB SERP provides eligible executives with an annual pension benefit of 2.0% of their pre-2015 career average base salary plus 2.0% of their post-2014 pensionable earnings, in excess of the ITA limits, and including eligible target bonuses, capped at a combined annual aggregate of $1,250,000. Benefits earned under the DB SERP vest after three years of membership in the DB SERP and are payable on an unreduced basis once a member has reached age 65 or attained age 55 and completed 30 years of continuous employment. Executives who are vested and whose employment ends, are entitled to a lump sum payment from the DB SERP of the equivalent value of the accrued pension benefit payable at age 65 or they may defer their benefit in the plan until a later date. If a DB SERP member’s employment ends after eligibility for early retirement, they also have the option to receive entitlement in the form of a monthly pension. Any amendments made to the DB Plan, such as base year upgrades, are reflected in the DB SERP. The DB SERP is not funded and benefit payments to former executives are paid directly by Rogers. As at December 31, 2021, the unfunded obligation with respect to both current and former executives and their beneficiaries was $78,228,000 (compared to an obligation of $79,258,000 as at December 31, 2020). In 2021, Rogers recognized a charge to net income of $1,790,000 with respect to benefits accrued for service by current executives and made payments to former executives and their beneficiaries of $4,120,000.

The DB ERP was launched on January 1, 2020. The DB ERP has the same career average earnings formula as the registered DB Pension Plan, but without the maximum pension limit, using 2% of eligible earnings above the maximum pension limit outlined by the ITA and credited service in the DB ERP. Eligible earnings include base salary plus any sales commissions, up to an annual maximum of $500,000. Executives in VP+ roles prior to January 1, 2020 received an additional service credit, through a service multiplier, to recognize past service as an Executive, granted equally over a 2-year period. Ms. Molnar has a modified DB ERP benefit arrangement.

Benefits earned under the DB ERP vest the later of (i) 3 years from when the individual was appointed as an Executive and enrolled in the registered DB Pension Plan and (ii) January 1, 2022. Benefits are payable on an unreduced basis once a member has reached age 65 or attained age 55 and completed 30 years of continuous employment. Executives who are vested and whose employment ends are entitled to a lump sum payment from the DB ERP of the equivalent value of

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the accrued pension benefit payable at age 65 or they may defer their benefit in the plan until a later date. If a DB ERP member’s employment ends after eligibility for early retirement, they also have the option to receive entitlement in the form of a monthly pension. Any amendments made to the DB Plan, such as base year upgrades, are reflected in the DB ERP. The DB ERP is not funded and benefit payments to former executives are paid directly by Rogers.

Defined Benefit Pension Plan
		Annual Benefits Payable[1]
Name	Number of Years of Credited Service	At Year End ($)	At Age 65 ($)	Opening Present Value of Defined Benefit Obligation[2] ($)	Compensatory Change[3] ($)	Non- Compensatory Change[4] ($)	Closing Present Value of Defined Benefit Obligation[5] ($)
Tony Staffieri[6]	16.08	368,900	556,300	4,262,700	511,500	(338,300)	4,435,900
Paulina Molnar [7]	13.65	90,900	182,500	932,600	402,100	(32,900)	1,301,800
Joe Natale[8]	4.55	456,200	456,200	5,576,100	2,165,500	(156,700)	7,584,900

[1]

Annual Benefits Payable include the value of assumed pensionable bonuses for service after 2014 for Mr. Staffieri. Retiring executives may elect to have the pension from the DB SERP converted to a lump sum commuted value. Commuted values would be based on market interest rates in effect at the date of retirement and may differ significantly from the Accrued Obligation at Year End. The benefits for all NEOs are based on the December 31, 2021 values.

[2]

Opening Present Value of Defined Benefit Obligation equals the value of the projected pension earned for service to December 31, 2020. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2020, as disclosed in the notes to the 2020 Audited Consolidated Financial Statements, based on the actual earnings for 2020 and adjusted to reflect expected future increases in pensionable earnings.

[3]

Compensatory Change includes the value of the projected pension earned for service from January 1, 2021 to December 31, 2021, the change in accrued obligation due to differences between actual and assumed compensation for the year, and the change in accrued obligation due to changes in benefits in the year. The impact of expected future base year upgrades is recognized in the compensatory change over the career of each executive even in years when no such upgrade occurs. The accrued benefit liabilities assume that the Company will resume its historical practice of upgrading the career average earnings base year on a triennial basis. In the future, if the Company deviates from its historical practices, such deviation will be reflected in the compensatory change at that time.

[4]

Non-Compensatory Change includes interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions, and changes in actuarial assumptions.

[5]

Closing Present Value of Defined Benefit Obligation equals the value of the projected pension earned for service to December 31, 2021. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2021, as disclosed in the notes to the 2021 Audited Consolidated Financial Statements, based on the actual earnings for 2021 and adjusted to reflect expected increases in pensionable earnings.

[6]

Mr. Staffieri’s special benefit arrangement granting 3 additional years of service vested in November 2021 and has been reflected in his fiscal 2021 pension disclosures and Closing Present Value of Defined Benefit Obligation.

[7]

Ms. Molnar took on the interim CFO role and her employment agreement was modified to provide her with certain special terms in 2021 and 2022. This special arrangement has been reflected in her fiscal 2021 pension disclosures and Closing Present Value of Defined Benefit Obligation. Ms. Molnar’s DB ERP has been amended to match the benefit offered through the DB SERP during her interim role.

[8]

Mr. Natale’s employment ended in November 2021 and as part of his termination agreement, he is entitled to certain special terms. As a result, $1.28 million is included in Mr. Natale’s fiscal 2021 Compensatory Changes in respect of this special arrangement. Mr. Natale will continue to accrue pension benefits based on his arrangement until November 23, 2023.

NEOs who participate in the DB Plan are currently vested in their pension entitlements earned to December 31, 2021. In accordance with International Financial Reporting Standards (IFRS), the amounts set out above make no allowance for the different tax treatment of the portion of pension not paid from the registered pension plans. All amounts shown above are estimated based on assumptions and represent contractual entitlements that may change over time. The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers and, as a result, the figures may not be directly comparable across issuers.

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DEFINED CONTRIBUTION ARRANGEMENTS

Effective July 1, 2016, the Company introduced the DC Plan for new employees and existing employees who were not enrolled in the DB Plan. Employees joining this plan may contribute between 1% and 8% of their earnings and receive a matching contribution from the Company of up to 6%. Benefits in the DC Plan vest immediately. Normal retirement age for employees in the DC Plan is age 65, but employees may choose to retire at any time after reaching age 55. Certain executives hired after June 30, 2016 will join the DC Plan on a non-contributory basis, receiving a 14% employer contribution up to the annual ITA maximum, if they are eligible for the DC SERP. The DC SERP provides a 14% employer contribution on base salary earned above the maximum money purchase limit under the ITA, plus 14% of the lesser of a) the actual bonus amount and b) the annual target bonus amount, capped at a combined annual aggregate of $1,250,000. The DC SERP is not funded and benefits are accrued on a notional basis. An executive’s notional account is vested three years after joining the DC SERP. Executives whose employment ends within three years of joining the DC SERP will not receive any benefit under the DC SERP. Notional interest is credited and is determined based on the investment decisions made by the executive. As at December 31, 2021, the unfunded obligation with respect to both current and former executives and their beneficiaries was $3,085,000 (compared to an obligation of $1,698,000 as at December 31, 2020). In 2021, Rogers recognized a charge to net income of $1,387,000 with respect to benefits accrued for service by current executives and made no payment to former executives or their beneficiaries.

Defined Contribution Pension Plan
Name	Accumulated Value at Start of Year[1] ($)	Compensatory[2] ($)	Accumulated Value at Year End[1] ($)
Robert Dépatie[3]	—	2,700	2,700
Jorge Fernandes	488,600	154,400	707,300
Dean Prevost	576,100	175,000	809,000
Joe Natale	127,900	29,200	187,800

[1]	Accumulated Value at Start of Year represents the account balances at the beginning and/or end of the year, on an accrued basis.
[2]	Compensatory includes accrued contributions to the registered pension plan and accrued notional contributions to the DC SERP plan.
[3]	Mr. Dépatie joined the DC Plan in December 2021.

TERMINATION AND CHANGE OF CONTROL BENEFITS

POTENTIAL PAYMENTS UPON TERMINATION, RESIGNATION, RETIREMENT OR CHANGE OF CONTROL

The following table shows potential payments to each NEO who was active as at December 31, 2021, as if the officer’s employment had been terminated with or without cause and/or if the officer had retired or resigned as at December 31, 2021. The Human Resources Committee has ultimate discretion to determine the appropriate treatment for a change in control scenario in accordance with plan terms.

The amounts for each NEO were calculated using the closing market price of Class B Non-Voting Shares on December 31, 2021, which was $60.23. The actual amounts that would be paid to any NEO can only be determined at the time of an actual termination of employment and would vary from those listed below.

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The estimated amounts listed below are in addition to any retirement or other benefits that are available to our salaried employees generally.

Employment Termination Entitlement at December 31, 2021
	Severance ($)	Stock Options ($)	Share-Based Awards ($)	Pension ($)	Total ($)
Tony Staffieri
Termination Without Cause[1]	3,340,065	23,464	1,790,551	536,700	5,690,780
Resignation[2,3]	—	—	—	—	—
Retirement[4]	—	—	—	—	—
Termination With Cause[5]	—	—	—	—	—
Change of Control	—	—	—	—	—
Paulina Molnar
Termination Without Cause[1]	1,917,265	—	1,354,781	557,600	3,829,646
Resignation[2,3]	—	—	—	—	—
Retirement[4]	—	—	—	—	—
Termination With Cause[5]	—	—	—	—	—
Change of Control	—	—	—	—	—
Robert Dépatie
Termination Without Cause[1]	6,418,598	—	—	62,000	6,480,598
Resignation[3]	—	—	—	—	—
Retirement[4]	—	—	—	—	—
Termination With Cause[5]	—	—	—	—	—
Change of Control	—	—	—	—	—
Jorge Fernandes
Termination Without Cause[1]	2,820,065	19,554	1,769,708	350,000	4,959,327
Resignation[3]	—	—	—	—	—
Retirement[4]	—	—	—	—	—
Termination With Cause[5]	—	—	—	—	—
Change of Control	—	—	—	—	—
Dean Prevost
Termination Without Cause[1]	2,924,065	21,185	1,401,887	350,000	4,697,137
Resignation[2,3]	—	—	—	—	—
Retirement[4]	—	—	—	—	—
Termination With Cause[5]	—	—	—	—	—
Change of Control	—	—	—	—	—

[1]

In the event of termination without cause on December 31, 2021, any of Messrs. Staffieri, Fernandes, Prevost, and Ms. Molnar would have been entitled to receive a lump sum payment equal to 24 months of base salary, bonus at target, and executive allowance, and benefits continuance. All stock options and PRSUs would continue to vest to the earlier of 24 months or the date they commence alternative full-time employment with a named competitor. Stock options must be exercised within 30 days of the expiry of this period for Messrs. Staffieri, Fernandes, and Prevost. All performance targets related to stock options would be deemed to have been met at 100% of target, and all performance targets related to PRSUs for any annual or three-year performance period that has not been completed would be deemed to have been met at 100% of target. For Ms. Molnar, her RSUs will continue to vest as per their normal vesting schedule. Mr. Dépatie would have been entitled to receive a lump sum payment equal to 37 months of base salary and bonus at target, with benefits continuance for 24 months.

[2]

In the event of an occurrence constituting good reason which is not remedied by the Company, the following NEOs may terminate their employment and receive the benefits outlined above as if it were a termination of employment without cause: Mr. Staffieri within 30 days of his notice and no later than 60 days following such date (based on his CFO employment agreement), Ms. Molnar within 90 days of her notice and no later than 180 days following such date, and Mr. Prevost within 5 days of his notice and no later than 60 days following such date.

[3]

In the event of resignation, Messrs. Staffieri, Dépatie, and Fernandes must provide the Board with six months’ written notice; Ms. Molnar and Mr. Prevost must provide the Board with three months’ written notice. Messrs. Staffieri, Fernandes, and Prevost will be entitled to redeem any PRSUs, SOs, and DSUs that vest prior to the effective date of resignation. Ms. Molnar will be entitled to redeem RSUs and DSUs that vest prior to the effective date of resignation.

[4]	None of Messrs. Staffieri, Dépatie, Fernandes, Prevost, or Ms. Molnar were eligible for retirement treatment on December 31, 2021.
[5]

Termination with cause includes (i) theft, fraud, or embezzlement from the Company or any other material act of dishonesty relating to Messrs. Staffieri’s, Dépatie’s, Fernandes’, Prevost’s, or Ms. Molnar’s employment; (ii) willful misconduct in the course of fulfilling one’s duties which is materially injurious to the Company; (iii) willful, deliberate, and continuous failure on one’s part to perform one’s duties in any material respect after written notice is provided by the Company; or (iv) willful material breach of a material provision of our Business Conduct Policy for Directors, Officers and Employees.

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Director Compensation

DIRECTOR COMPENSATION, PHILOSOPHY, AND COMPONENTS

The compensation of the members of the Board is subject to periodic review by the Corporate Governance Committee. In 2020, the Corporate Governance Committee conducted an external assessment of the directors’ compensation program. This assessment compared the compensation of the members of the Board against prevailing market conditions and included feedback from Meridian Compensation Partners. The compensation program described below was approved by the Corporate Governance Committee and came into effect in the first quarter of 2020.

The compensation of directors is designed to:

•	attract and retain qualified individuals to serve on the Board;

•	align the interests of the directors with the interests of the Company’s shareholders; and

•	provide competitive compensation in line with the risks and responsibilities inherent to the role of director.

As described below, the components of our director compensation program are:

•	an annual retainer;

•	an additional annual retainer if the director serves as Lead Director, a Committee Chair, or a Committee member; and

•	an annual grant of equity through the issuance of DSUs and/or through the purchase of Class B Non-Voting Shares.

Directors may choose to receive their retainer and/or fees in DSUs or through the purchase of Class B Non-Voting Shares.

RETAINERS AND FEES

Annual Retainers

During the year ended December 31, 2021, non-employee members of the Board received director retainers in accordance with the following standard arrangements:

Type of Retainer	Amount ($)
Board Annual Retainer	110,000
Lead Director Annual Retainer	40,000
Audit and Risk Committee Chair Annual Retainer	30,000
Human Resources Committee Chair Annual Retainer	30,000
Other Committee Chair Annual Retainer	15,000
Committee Member Annual Retainer	5,500

Equity Grants to Directors

In addition to the retainers noted above, in 2021, each non-employee director (other than the Lead Director, the Chair, the Vice Chair, and the Deputy Chair) received a grant of equity in the amount of $120,000 through the issuance of DSUs and/or through the purchase of Class B Non-Voting Shares, at the director’s election. John A. MacDonald, the Lead Director as at May 3,

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2021, received DSUs in the amount of $160,000. The Chair received Class B Non-Voting Shares in the amount of $500,000 and the Deputy Chair received Class B Non-Voting Shares in the amount of $250,000. The number of DSUs is based on the share price at the time of the grant. The market price of the Class B Non-Voting Shares for calculating DSUs granted and credited as dividends, and the redemption price, is the weighted average trading price of the Class B Non-Voting Shares on the TSX for the five trading days before the relevant date.

We introduced the directors’ DSU Plan effective January 1, 2000 to encourage directors to align their interests with shareholders. Each DSU has a value equal to the market price of a Class B Non-Voting Share at the end of the relevant fiscal quarter. A director’s DSUs may be redeemed only when the director ceases to be a director. At the time of redemption, the director is entitled to receive a lump-sum cash payment equal to the number of DSUs credited to the director’s account multiplied by the market price of the Class B Non-Voting Shares. DSUs accrue dividends in the form of additional DSUs at the same rate as dividends on Class B Non-Voting Shares.

In 2017, the DSU Plan was amended and restated to allow non-employee directors to choose to receive any or all of their retainers and fees in DSUs or through a purchase of Class B Non-Voting Shares.

The table below shows the retainers and fees that we paid to the non-employee directors during the year ended December 31, 2021.

Name[1]	Retainer
	Board[2] ($)	Committee Chair/Committee ($)	Total fees paid ($)
B.R. Brooks	230,000	31,500	261,500
J.H. Clappison[3]	39,999	4,208	44,207
J.L. Cockwell[4]	—	—	—
M.J. Cooper	27,500	—	27,500
R. Dépatie	230,000	34,875	264,875
I. Fecan	27,500	8,875	36,375
R.J. Gemmell	240,000	51,875	291,875
A.D. Horn	230,000	18,875	248,875
J.L. Innes	27,500	5,500	33,000
E. Jacob	230,000	6,875	236,875
J.C. Kerr	27,500	1,375	28,875
J.A. MacDonald	306,666	30,250	336,916
I. Marcoux	175,000	20,500	195,500
D.R. Peterson	230,000	11,000	241,000
E.S. Rogers[5]	1,000,000	—	1,000,000
L.A. Rogers	230,000	—	230,000
M.L. Rogers	230,000	15,000	245,000
M.M. Rogers-Hixon[6]	500,000	—	500,000
Total	3,981,665	240,708	4,222,373

[1]

Compensation disclosure for Mr. Natale, who was a NEO in 2021, can be found in the “Summary Compensation Table” in the Executive Compensation section. Mr. Lind does not receive a retainer or equity grant for serving as a director. Compensation disclosure for Mr. Lind can be found in the “Director Summary Compensation Table” below.

[2]

The amount disclosed in respect of the Board Retainer includes the value of the equity grants to directors (whether paid through the issuance of DSUs or purchase of Class B Non-Voting Shares) in 2021 at the date of grant. See “Equity Grants to Directors”.

[3]

The amount disclosed under “Total fees paid” does not include $6,667 in respect of Mr. Clappison’s service on the board of Rogers Bank. Mr. Clappison resigned from the Rogers Bank Board effective January 28, 2021.

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[4]	Mr. Cockwell voluntarily waived his retainers.
[5]

As our Chair, Mr. Rogers was paid a retainer of $1,000,000 ($500,000 cash and $500,000 equity) in lieu of all other retainers and fees in respect of all boards and committees on which he served as a representative of RCI.

[6]

As our Deputy Chair, Ms. Rogers-Hixon was paid a retainer of $500,000 ($250,000 cash and $250,000 equity) in lieu of all other retainers and fees in respect of all boards and committees on which she served as a representative of RCI.

In addition to the retainers and fees above, we reimburse directors for travel and other expenses when they attend meetings or conduct our business. Other than certain former employee directors, our non-employee directors are not entitled to a pension, other retirement benefits, or non-equity incentive plan compensation.

SHARE OWNERSHIP REQUIREMENTS

The share ownership requirements for directors are designed to link the interests of directors to those of our shareholders by encouraging directors to hold an ownership position in the Company’s shares. Each non-employee director is required to own six times their annual cash retainer in any combination of Class A Shares, Class B Non-Voting Shares, and DSUs during their term of service as director of the Company. Directors have five years from the date of initial election to the Board to attain the required ownership level. See “The Proposed Nominees” above for information on each director’s current share ownership.

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DIRECTOR SUMMARY COMPENSATION TABLE

The following table shows the compensation received by each director for the year ended December 31, 2021. Directors who are also employees of the Company or its subsidiaries receive no remuneration as directors while they are employees.

Name[1]	Year	Fees Earned Paid In Cash ($)	Fees Earned Used For Share Purchase[2] ($)	Share-Based Awards[3] ($)	All Other Compensation ($)	Total ($)
B.R. Brooks[4]	2021	—	190,750	70,750	—	261,500
	2020	—	169,813	49,813	—	219,626
	2019	—	182,562	62,563	26,661	271,786
J.H. Clappison[4,5]	2021	40,030	4,177	—	—	44,207
	2020	112,781	197,594	—	—	310,375
	2019	150,375	210,125	—	24,919	385,419
J.L. Cockwell[6,7]	2021	—	—	—	—	—
M.J. Cooper[6]	2021	27,500	—	—	—	27,500
R. Dépatie[8]	2021	144,875	120,000	—	—	264,875
	2020	94,875	120,000	—	—	214,875
	2019	126,500	120,000	—	25,019	271,519
I. Fecan[6]	2021	—	—	36,375	—	36,375
R.J. Gemmell	2021	—	—	291,875	—	291,875
	2020	—	—	214,875	—	214,875
	2019	—	—	245,125	24,616	269,741
A.D. Horn[9]	2021	128,875	120,000	—	—	248,875
	2020	94,500	120,000	—	—	214,500
	2019	136,000	120,000	—	47,607	303,607
J.L. Innes[6]	2021	—	—	33,000	—	33,000
E. Jacob[4]	2021	—	—	236,875	—	236,875
J.C. Kerr[6]	2021	—	—	28,875	—	28,875
P. Lind[10]	2021	—	n/a	—	914,167	914,167
	2020	—	n/a	—	902,920	902,920
	2019	—	n/a	—	929,069	929,069
J.A. MacDonald[4]	2021	86,689	—	250,227	—	336,916
	2020	46,489	—	168,386	—	214,875
	2019	61,985	—	184,515	17,121	263,621
I. Marcoux[11]	2021	—	—	195,500	—	195,500
	2020	—	—	224,375	—	224,375
	2019	—	—	255,500	28,960	284,460
D.R. Peterson[4]	2021	—	—	241,000	—	241,000
	2020	—	—	210,750	—	210,750
	2019	—	—	241,000	21,849	262,849
E.S. Rogers[12]	2021	500,000	500,000	—	—	1,000,000
	2020	375,000	500,000	—	450	875,450
	2019	500,000	500,000	—	78,293	1,078,293
L.A. Rogers	2021	—	230,000	—	—	230,000
	2020	—	202,500	—	—	202,500
	2019	—	230,000	—	28,362	258,362
M.L. Rogers	2021	—	245,000	—	—	245,000
	2020	—	202,500	—	—	202,500
	2019	—	230,000	—	28,586	258,586
M.M. Rogers-Hixon[12]	2021	250,000	250,000	—	—	500,000
	2020	187,500	250,000	—	450	437,950
	2019	250,000	250,000	—	27,044	527,044

[1]	Compensation disclosure for Mr. Natale and Mr. Staffieri, who were NEOs in 2021, is discussed in the “Summary Compensation Table” in the Executive Compensation section.
[2]

These amounts represent fees applied to the purchase of Class B Non-Voting Shares (with the purchase amounts being net of withholding of income tax), purchased under the DSU Plan. Refer to “Equity Grants to Directors” for further details.

[3]	These amounts represent DSUs that were elected to be received under the Directors’ Deferred Share Unit Plan. Refer to “Equity Grants to Directors” for further details.
[4]

Mr. Clappison was re-appointed to the Board on September 29, 2021 and was removed from the Board effective October 22, 2021. Ms. Brooks, Mr. Jacob, Mr. MacDonald and Mr. Peterson were removed from the Board effective October 22, 2021. These directors were paid their full retainers for the fourth quarter despite not being board members for the full quarter.

[5]

The amounts disclosed in “Fees Earned Paid In Cash” and “Fees Earned Used For Share Purchase” do not include $6,667 in respect of Mr. Clappison’s service on the board of Rogers Bank. Mr. Clappison resigned from the Rogers Bank Board effective January 28, 2021.

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[6]

Mr. Cockwell, Mr. Cooper, Mr. Fecan, Ms. Innes, and Mr. Kerr were appointed to the Board effective October 22, 2021. These directors were paid their full retainers for the fourth quarter despite not being board members for the full quarter.

[7]	Mr. Cockwell voluntarily waived his retainers.
[8]

Mr. Dépatie resigned from the Board effective November 29, 2021 and assumed the role of President and COO, Home & Business on December 6, 2021. All compensation he received in that capacity can be found in the ‘Executive Compensation’ section.

[9]

Mr. Horn has a supplementary retirement plan that provides for a pension based on 2% of his average salary for each year of credited service, less any pension payable from the Company’s Defined Benefit Plan.

[10]	The amounts disclosed for each year in “All Other Compensation” include Mr. Lind’s compensation amounts, discretionary performance-based bonus and supplemental pension.
[11]	Ms. Marcoux resigned from the Board effective June 4, 2021. Ms. Marcoux was paid her full retainers for the second quarter despite not being a board member for the full quarter.
[12]	The amounts disclosed in “All Other Compensation” in 2019 and 2020 include parking fees. In 2019, the amounts for Mr. Rogers and Ms. Rogers-Hixon are for benefits.

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OUTSTANDING SHARE-BASED AND OPTION-BASED AWARDS

The following table provides information with respect to outstanding stock options, RSUs, and DSUs held by the directors as at December 31, 2021.

	Option Awards[1]				Share Awards
Name[2]	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (mm/dd/yyyy)	Value of unexercised in-the-money options ($)[3]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed[3] ($)
B.R. Brooks[4]	—			—	—	—	747,776
J.H. Clappison[4]	—			—	—	—	—
J.L. Cockwell[5,6]	—			—	—	—	—
M.J. Cooper[5]	—			—	—	—	—
R. Dépatie[7]	—			—	—	—	—
I. Fecan[5]	—			—	—	—	36,492
R.J. Gemmell	—			—	—	—	1,130,029
A.D. Horn	—			—	—	—	3,835,586
J.L. Innes[5]	—			—	—	—	33,106
E. Jacob[4]	—			—	—	—	430,689
J.C. Kerr[5]	—			—	—	—	28,968
P. Lind	17,385	48.5634	03/01/2023
	17,287	42.8524	03/03/2024	503,230	—	—	—
J.A. MacDonald[4]	—			—	—	—	1,693,666
I. Marcoux[8]	—			—	—	—	—
D.R. Peterson[4]	—			—	—	—	8,107,457
E.S. Rogers	21,870	48.5634	03/01/2023
	21,750	42.8524	03/03/2024
	26,940	44.9737	03/02/2025
	48,260	49.9539	03/01/2026	1,540,041	—	—	—
L.A. Rogers	—			—	—	—	5,978,123
M.L. Rogers	—			—	—	—	2,389,966
M.M. Rogers-Hixon[9]	10,327	48.5634	03/01/2023
	10,275	42.8524	03/03/2024
	17,240	44.9737	03/02/2025
	22,790	49.9539	03/01/2026	796,247	—	—	321,365

[1]

Prior to 2006, directors were entitled to receive stock options and tandem share appreciation rights. Effective July 1, 2006, directors no longer receive stock options. The terms of these options are described under “Summary of Long-Term Incentive Plans” in the Executive Compensation section.

[2]

Compensation disclosure for Mr. Natale and Mr. Staffieri who were NEOs in 2021, can be found under “Incentive Plan Awards” and in the “Summary Compensation Table” in the Executive Compensation section.

[3]	The market value and unexercised in-the-money options value is based on the closing price for Class B Non-Voting Shares on the TSX on December 31, 2021, which was $60.23.
[4]

Mr. Clappison was re-appointed to the Board on September 29, 2021 and was removed from the Board effective October 22, 2021. Ms. Brooks, Mr. Jacob, Mr. MacDonald and Mr. Peterson were removed from the Board effective October 22, 2021.

[5]	Mr. Cockwell, Mr. Cooper, Mr. Fecan, Ms. Innes and Mr. Kerr were elected to the Board on October 22, 2021.
[6]	Mr. Cockwell voluntarily waived his retainers.
[7]

Mr. Dépatie resigned from the Board effective November 29, 2021 and assumed the role of President and COO, Home & Business on December 6, 2021. All compensation he received in that capacity can be found in the ‘Executive Compensation’ section.

[8]	Ms. Marcoux resigned from the Board effective June 4, 2021.
[9]

The value of awards not paid or distributed represents the aggregate value of cash bonuses earned as an employee which Ms. Rogers-Hixon voluntarily elected to defer into DSUs and the dividend equivalent units earned as additional DSUs.

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The following table provides information with respect to the value vested during the year for option awards, share awards and non-equity incentive plan compensation:

Name[1]	Option Awards-Value Vested During the Year[2] ($)	Share Awards-Value Vested During the Year[3] ($)	Non-Equity Incentive Plan Compensation-Value Earned During the Year ($)

B.R. Brooks[4]	–	70,750	–

J.H. Clappison[4]	–	–	–

J.L. Cockwell[5]	–	–	–

M.J. Cooper[5]	–	–	–

R. Dépatie[6]	–	–	–

I. Fecan[5]	–	36,375	–

R.J. Gemmell	–	291,875	–

A.D. Horn	–	–	–

J.L. Innes[5]	–	33,000	–

E. Jacob[4]	–	236,875	–

J.C. Kerr[5]	–	28,875	–

P. Lind	–	–	–

J.A. MacDonald[4]	–	250,227	–

I. Marcoux[7]	–	195,500	–

D.R. Peterson[4]	–	241,000	–

E.S. Rogers	–	–	–

L.A. Rogers	–	–	–

M.L. Rogers	–	–	–

M.M. Rogers-Hixon	–	–	–

[1]	Compensation disclosure for Mr. Natale and Mr. Staffieri who were NEOs in 2021, can be found under “Incentive Plan Awards” and in “Summary Compensation Table” in the Executive Compensation section.
[2]

Prior to 2006, directors were entitled to receive stock options and tandem share appreciation rights. Effective July 1, 2006, directors no longer receive stock options. The terms of these options are described under “Stock Option Plans” in the Executive Compensation section.

[3]	These amounts are not payable to the director until termination of the director’s service. For additional details, see “Equity Grants to Directors”.
[4]

Mr. Clappison was re-appointed to the Board on September 29, 2021 and removed from the Board effective October 22, 2021. Ms. Brooks, Mr. Jacob, Mr. MacDonald and Mr. Peterson were removed from the Board effective October 22, 2021.

[5]	Mr. Cockwell, Mr. Cooper, Mr. Fecan, Ms. Innes and Mr. Kerr were elected to the Board on October 22, 2021.
[6]

Mr. Dépatie resigned from the Board effective November 29, 2021 and assumed the role of President and COO, Home & Business on December 6, 2021. All compensation he received in that capacity can be found in the ‘Executive Compensation’ section.

[7]	Ms. Marcoux resigned from the Board effective June 4, 2021.

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Securities Authorized for Issuance Under

Equity Compensation Plans

The following table shows details of the equity compensation plans as at December 31, 2021.

Plan Category	Securities to be issued upon exercise of outstanding options, warrants, and rights (A) (#)	Weighted- average exercise price of outstanding options, warrants, and rights (B) ($)	Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column A) (C) (#)
Equity compensation plans approved by security holders
Options	6,494,001	61.62	18,302,369
RSUs	2,691,288	–	1,308,712
TOTAL	9,185,289		19,611,081

The following information is provided as at December 31, 2021:

Plan	Class B Non-Voting Shares issued and issuable under security-based compensation arrangements (#)	% of outstanding Class A Shares and Class B Non-Voting Shares
Restricted Share Unit Plan	4,000,000	0.79%
2000 Stock Option Plan	30,000,000	5.94%
1996 Stock Option Plan	25,000,000	4.95%
1994 Stock Option Plan	9,500,000	1.88%

As at December 31, 2021, the number of Class B Non-Voting Shares to be issued upon the exercise of outstanding Stock Options was 6,494,001 and RSUs was 2,691,288, representing 1.29% and 0.53% respectively, of the aggregate Class A Shares and Class B Non-Voting Shares outstanding. The aggregate number of Class B Non-Voting Shares issued or issuable as at December 31, 2021 under the Stock Option Plans was 46,197,631. The aggregate number of Class B Non-Voting Shares remaining available for future issuance under the Stock Option Plans and the RSU Plan is 19,611,081.

All equity-based plans restrict the participation of insiders in the plans as follows:

•

the number of Class B Non-Voting Shares reserved for issuance to any one person pursuant to awards granted under the Stock Option Plans, the RSU Plan, and any other unit or stock option plan shall not, at any time, exceed 5% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares;

•

the number of Class B Non-Voting Shares reserved for issuance to insiders and their associates pursuant to awards granted under the Stock Option Plans, the RSU Plan, and any other unit or stock option plan shall not exceed 10% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares;

•

the number of Class B Non-Voting Shares issued under the Stock Option Plans, the RSU Plan, and any other of our share compensation arrangements to any one insider or that insider’s associates in a 12-month period shall not exceed 5% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares; and

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•

the number of Class B Non-Voting Shares issued under the Stock Option Plans, the RSU Plan, and any other of our share compensation arrangements to insiders and their associates in a 12-month period shall not exceed 10% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares.

The Human Resources Committee has the authority to waive or vary the provisions regarding exercise of stock options or RSUs following termination of employment or ceasing to be a director, as applicable.

BURN RATE

The following table discloses the annual burn rate for each of the three most recently completed fiscal years for each Long-Term Incentive Plan. The rates reflect the grants made during the fiscal year under each LTIP as a percentage of the aggregate Class A Shares and Class B Non-Voting Shares outstanding as at December 31, 2021.

Plan	2021	2020	2019
Stock Options	0.4%	0.3%	0.2%
Restricted Share Units	0.2%	0.2%	0.2%
Deferred Share Units	0.0%	0.0%	0.0%

Indebtedness of Directors and Executive Officers

The directors, executive officers, and employees (current and former) do not have any outstanding indebtedness to the Company or its subsidiaries.

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Corporate Governance

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board endorses the principle that our corporate governance practices (the Corporate Governance Practices) are a fundamental part of our proper functioning as a corporation. The Board believes that these Corporate Governance Practices enhance the interests of our security holders, employees, customers, and others dealing with us. These Corporate Governance Practices conform in all substantial aspects with applicable corporate governance guidelines and standards and take into account the following:

Source	Reason for Conforming

Sarbanes-Oxley Act of 2002 (U.S.)	We are a foreign private issuer in the U.S.

New York Stock Exchange (the NYSE)	We have shares listed on the NYSE

TSX	We have shares listed on the TSX

Canadian Securities Administrators	We are a reporting issuer in various jurisdictions in Canada

The Board closely monitors these and other corporate governance developments and is committed to enhancing our Corporate Governance Practices on a continuing basis. Our Corporate Governance Practices, summarized below, respond to the disclosure required by National Instrument 58-101 — “Disclosure of Corporate Governance Practices” (NI 58-101) and the guidelines set forth in National Policy 58-201 — “Corporate Governance Guidelines” (NP 58-201). This Statement of Corporate Governance Practices was prepared by the Corporate Governance Committee and approved by the Board.

Controlled Company Exemption

The NYSE listing standards require a listed company to have, among other things, (i) a nominating committee consisting entirely of independent directors, and (ii) a majority of independent directors on the board. The rules permit a “controlled company” to be exempt from these requirements. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group, or another company. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees, apart from the Audit and Risk Committee, because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth. Accordingly, the Board has approved the Company’s reliance on the controlled company exemption with regards to membership of the nominating committee.

Currently, six out of thirteen of our directors are independent. The Board has determined that having less than a majority of independent directors at this time does not impair the effectiveness of the Board because of the substantial number of independent directors as well as the above-noted alignment of interests between our controlling shareholder and our minority shareholders. The Board has approved the Company’s reliance on the controlled company exemption with regards to the proportion of independent directors.

Foreign Private Issuer Status

Under the NYSE listing standards, a “foreign private issuer”, such as the Company, is not required to comply with most of the NYSE corporate governance listing standards. However, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

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Appointment of Auditor

The NYSE listing standards and U.S. securities laws require the audit committee of a U.S. company be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services. There is an exception for foreign private issuers that are required under a home country law to have auditors selected pursuant to home country standards. Pursuant to the Business Corporations Act (British Columbia), our auditor is to be appointed by the shareholders at the annual general meeting of the Company. Our Audit and Risk Committee is responsible for evaluating the auditor and advising the Board of its recommendation regarding the appointment of the auditor.

Shareholder Approval of Equity Compensation Plans

The NYSE listing standards require shareholder approval of all equity compensation plans and material revisions to such plans, subject to limited exemptions. The definition of “equity compensation plan” covers plans that provide for the delivery of newly issued or treasury securities. The TSX rules provide that only the creation of, or material amendments to, equity compensation plans that provide for new issuances of securities are subject to shareholder approval in certain circumstances. We follow the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

BOARD COMPOSITION

The Board currently has thirteen members. If all of the proposed nominees are elected to the Board, the Board will have fifteen members, with seven being independent. The Board is responsible for determining whether a director is “independent” within the meaning of NI 58-101.

On March 15, 2021, the Company announced an agreement with Shaw to acquire all of Shaw’s issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares (Transaction) for a price of $40.50 per share in cash, with the exception of the shares held by the Shaw Family Living Trust (SFLT), the controlling shareholder of Shaw, and related persons (Shaw Family Shareholders). The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Class B Non-Voting Shares of the Company. The Transaction is subject to customary closing conditions including, among other things, certain regulatory approvals. For a description of the Transaction, please see the “Transaction” on page 16 of our 2021 MD&A.

In connection with the Transaction, the Company has agreed with SFLT that, for so long as the Shaw Family Shareholders beneficially own, or exercise control over, directly or indirectly, at least 12,000,000 Class B Non-Voting Shares (subject to appropriate adjustments for stock splits, consolidations and other reorganizations involving the Class B Non-Voting Shares), SFLT shall be entitled to designate for election or appointment to the Board (i) Bradley Shaw (provided that he is eligible to serve as a member of the Board under the Business Corporations Act (British Columbia) thereby being an “Eligible Person”) and (ii) one other Eligible Person that is reasonably acceptable to the Board and qualifies as “independent” under securities laws, stock exchange rules and other applicable laws (unless the Company otherwise agrees). If Bradley Shaw is unable or unwilling to serve as a director at a time when SFLT would otherwise be entitled to nominate two nominees, then SFLT shall thereafter only be entitled to nominate one nominee. For so long as SFLT beneficially owns, or exercises control over, directly or indirectly, less than 12,000,000 Class B Non-Voting Shares but at least 4,000,000 Class B Non-Voting Shares (subject to appropriate adjustments for stock splits, consolidations and other reorganizations involving the Class B Non-Voting Shares), SFLT shall be entitled to designate Bradley Shaw for election or appointment to the Board (provided that he is an Eligible Person). If Bradley Shaw is unable or

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unwilling to stand for election or appointment as SFLT’s only nominee, SFLT shall be entitled to designate an alternative Eligible Person that is reasonably acceptable to the Board and qualifies as “independent” under securities laws, stock exchange rules and other applicable laws (unless the Company otherwise agrees) until the earlier of (i) ten years from the date that Bradley Shaw ceases to be a director of the Company, and (ii) the date that SFLT ceases to beneficially own, or exercise control over, directly or indirectly, at least 4,000,000 Class B Non-Voting Shares (subject to appropriate adjustments for stock splits, consolidations and other reorganizations involving the Class B Non-Voting Shares). The Company has agreed to take all available corporate actions to cause each of the nominees designated by SFLT to be appointed to the Board on or as promptly as practicable following the closing of the Transaction. The Rogers Control Trust (the controlling shareholder of the Company) has agreed to vote all of the Class A Shares of the Company of which it is the registered or beneficial owner, or over which it directly or indirectly exercises control, in favour of each nominee of SFLT that is nominated for election or appointment to the Board. At this time, it is expected that Bradley Shaw will be one of the two nominees that SFLT is entitled to designate upon closing of the Transaction. The Company will announce the second SFLT nominee following his or her appointment to the Board.

Certain directors may be principals of, partners in, or hold other positions with entities that provide legal, financial, or other services to the Company. The Board has adopted discretionary Director Material Relationship Standards for the purpose of assisting the Board in determining whether or not a direct or indirect business, commercial, industrial, banking, consulting, professional, charitable, or service relationship that a director may have with the Company or its subsidiaries is a material relationship that could, in the view of the Board, reasonably interfere with the exercise of the director’s independent judgment. These standards can be reviewed in the Corporate Governance section of the Company’s website at investors.rogers.com/corporate- governance.

It is the policy of the Board that there is a separation of the offices of the Chair of the Board and the CEO. The Chair and CEO are in regular communication during the course of the year, including with respect to the Company’s business and the responsibilities of the Board.

Edward S. Rogers, Chair, is not an independent director. Pursuant to the Board Mandate, the Board has appointed Robert J. Gemmell, an independent director, as Lead Director. The Lead Director facilitates the functioning of the Board independently of management of the Company and provides independent leadership to the Board. For further information regarding the role and responsibilities of the Lead Director, see “Role and Responsibilities of the Chair” in the Board Mandate (attached to this circular as Appendix B).

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The following table shows those directors of the Board who are independent and those who are non-independent within the meaning of NI 58-101, and the reason for non-independence of individual directors.

Director[1,2,3,4]	Independent	Non-independent	Reason for non-independence
Jack L. Cockwell, C.M.	✓
Michael J. Cooper	✓
Ivan Fecan	✓
Robert J. Gemmell	✓
Alan D. Horn		✓	Executive officer of the controlling shareholder
Jan L. Innes	✓
John C. Kerr, C.M., O.B.C.	✓
Philip B. Lind, C.M.		✓	Consultant to the Company
Edward S. Rogers (Chair)		✓	Executive officer of the controlling shareholder
Loretta A. Rogers		✓	Related to a Non-Independent Director of the Company
Martha L. Rogers		✓	Related to a Non-Independent Director of the Company
Melinda M. Rogers-Hixon		✓	Related to a Non-Independent Director of the Company
Tony Staffieri		✓	Executive Officer of the Company

[1]	Mr. Dépatie, who was independent, resigned from the Board effective November 29, 2021.
[2]	Ms. Brooks, Mr. Clappison, Mr. Jacob, Mr. MacDonald and Mr. Peterson, who were independent, were removed from the Board effective October 22, 2021.
[3]	Ms. Marcoux, who was independent, resigned from the Board effective June 4, 2021.
[4]	Mr. Natale, who was not independent, resigned from the Board effective November 16, 2021.

The Corporate Governance Committee is responsible for, among other things, reviewing the size of the Board, the committees of the Board and the boards and committees of the Company’s affiliates. The Corporate Governance Committee typically also reviews the effectiveness of the Board on an annual basis.

The Board has eight permanent (or standing) committees. The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between us and our controlling shareholder (or corporations controlled by our controlling shareholder) or between us and our subsidiaries. In those cases, the committee would consist entirely of independent directors who have no relationship to us or to our controlling shareholder other than as a director. The mandates for the eight standing committees of the Board are attached to this circular as Appendix C.

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The following table shows the eight standing committees of the Board and the current directors acting as chair or members of the committees.

Director	Audit and Risk	Corporate Governance	ESG	Executive	Finance	Human Resources	Nominating	Pension

Jack L. Cockwell, C.M.	¦	¦				¦

Michael J. Cooper

Ivan Fecan	¦					🌑

Robert J. Gemmell	🌑	🌑		¦	¦		¦

Alan D. Horn				¦	¦			🌑

Jan L. Innes			¦			¦	¦	¦

John C. Kerr, C.M., O.B.C.		¦

Philip B. Lind, C.M.			¦

Edward S. Rogers				🌑	🌑		🌑

Loretta A. Rogers

Martha L. Rogers			🌑

Melinda M. Rogers-Hixon					¦		¦	¦

Tony Staffieri

🌑	Chair
¦	Member

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BOARD SKILLS MATRIX

We maintain a skills matrix, based on Primary Industry Background and Functional Experience, in which the directors indicate their background and expertise level in areas we think are relevant to the Board for a company like ours. The table below lists the key competencies each director has indicated they possess. All of the directors also have expertise in corporate governance.

	PRIMARY INDUSTRY BACKGROUND						FUNCTIONAL EXPERIENCE

Director
Jack L. Cockwell, C.M.	✓		✓	✓			✓	✓	✓	✓	✓	✓
Michael J. Cooper	✓						✓	✓	✓			✓
Ivan Fecan			✓			✓	✓	✓	✓	✓	✓
Robert J. Gemmell	✓			✓			✓	✓	✓		✓
Alan D. Horn	✓					✓	✓	✓	✓
Jan L. Innes			✓			✓	✓	✓		✓		✓
John C. Kerr, C.M., O.B.C.			✓				✓	✓	✓	✓	✓
Philip B. Lind, C.M.			✓			✓	✓	✓		✓		✓
Edward S. Rogers		✓				✓	✓	✓	✓		✓
Loretta A. Rogers						✓	✓					✓
Martha L. Rogers						✓	✓					✓
Melinda M. Rogers-Hixon		✓				✓	✓	✓	✓			✓
Tony Staffieri	✓	✓		✓	✓	✓	✓	✓	✓

[1]	Experience with, or understanding of, the financial services sector, with particular knowledge of insurance, asset management, or mutual fund operations.
[2]	Experience with, or understanding of, existing and relevant emerging technologies, including information and telecom technology.
[3]	Experience with, or an understanding of, public sector organizations, including crown corporations or educational institutions.
[4]	Current or past provider of legal, accounting, or other professional services, either in private practice or in-house with a public company or other major organization.
[5]	Experience with, or understanding of, major retail channels.
[6]	Experience with, or understanding of, the telecommunications, media, and/or content industries, including strategic context, market competitors, and business issues facing those industries.
[7]	Current or past director of another public company or a major/operating private company or non-profit organization.
[8]	Current or past CEO, direct report to the CEO, or chair of the board of directors of a public company or other major organization.
[9]

Experience with, or understanding of, investment banking, major corporate transactions, and/or the development and implementation of the strategic direction of a public company or other major organization.

[10]	Experience with, or understanding of, government, relevant government agencies, and public policy, federally and/or provincially.
[11]	Experience with, or understanding of, executive compensation, leadership development, talent management/retention, and succession planning.
[12]	Experience with, or understanding of, corporate responsibility practices and the constituents involved in sustainable development practices.

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BOARD MANDATE AND RESPONSIBILITIES

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility. The complete Board Mandate, including roles and responsibilities for directors, including the Chair of the Board, is attached to this circular as Appendix B.

During 2021, the independent directors met at in camera sessions during every regularly scheduled Board meeting without management or non-independent directors. In camera sessions for the independent directors are included as part of the agenda for director meetings in 2022.

The following table shows the number of meetings of the Board and its standing committees and the attendance rate of each director in 2021 for the period of time that each such director was on the Board or applicable committee.

Director	Board	Audit and Risk	Corporate Governance	ESG	Executive	Finance	Human Resources	Nominating	Pension	Total Attendance
Bonnie R. Brooks, C.M.[1]	9/9		2/2	2/2			3/3		2/2	100%
John H. Clappison[2]	2/2	1/1	1/1							100%
Jack L. Cockwell, C.M.[3]	3/3						2/2			100%
Michael J. Cooper[3]	3/3									100%
Robert Dépatie[4]	8/8		2/2				3/3	3/3		100%
Ivan Fecan[3]	3/3						2/2			100%
Robert J. Gemmell[5]	12/12	5/5			1/1	11/11		2/2	2/2	100%
Alan D. Horn	12/12			2/2	1/1	11/11				100%
Jan L. Innes[3]	3/3						2/2	1/1		100%
Ellis Jacob, C.M., O.Ont.[1]	9/9	5/5								100%
John C. Kerr, C.M., O.B.C.[3]	2/3									67%
Philip B. Lind, C.M.	12/12			2/2						100%
John A. MacDonald[1]	9/9	5/5	2/2				3/3	3/3		100%
Isabelle Marcoux, C.M.[6]	5/5		2/2				2/2	2/2		100%
Joe Natale[7]	6/7									86%
The Hon. David R. Peterson, P.C., Q.C.[1]	9/9		2/2						2/2	100%
Edward S. Rogers	12/12				1/1	11/11		4/4		100%
Loretta A. Rogers	11/12									92%
Martha L. Rogers	11/12			2/2						93%
Melinda M. Rogers-Hixon	11/12					10/11		4/4	2/2	93%

[1]	Ms. Brooks, Mr. Jacob, Mr. MacDonald and Mr. Peterson were removed from the Board effective October 22, 2021.
[2]	Mr. Clappison was re-appointed to the Board on September 29, 2021 and removed from the Board effective October 22, 2021.
[3]	Mr. Cockwell, Mr. Cooper, Mr. Fecan, Ms. Innes, and Mr. Kerr were appointed to the Board effective October 22, 2021.

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[4]

Mr. Dépatie resigned from the Board effective November 29, 2021. Three Board meetings held in September 2021 not attended by Mr. Dépatie as a result of a conflict of interest have been excluded from his attendance record.

[5]

Mr. Gemmell was appointed to the Nominating Committee on April 21, 2021, and Chair of the Corporate Governance Committee on November 16, 2021. Mr. Gemmell was on the Pension Committee until November 16, 2021.

[6]	Ms. Marcoux resigned from the Board effective June 4, 2021.
[7]

Mr. Natale resigned from the Board effective November 16, 2021. Three Board meetings held in September 2021 not attended by Mr. Natale as a result of a conflict of interest have been excluded from his attendance record.

CODE OF CONDUCT AND ETHICS AND BUSINESS CONDUCT POLICY

The Board has adopted both (i) the Directors Code of Conduct and Ethics, and (ii) the Business Conduct Policy for directors, officers and employees, which we refer to as the Codes. The Codes require our directors, officers, and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

To ensure the directors exercise independent judgment in considering transactions, agreements, or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director with a material interest must be absent during any board discussion pertaining thereto and must not cast a vote on such matter.

Issues arising in connection with the Codes, including conflicts of interest, are reported to the Audit and Risk Committee (in the case of the Business Conduct Policy) or to the Corporate Governance Committee (in the case of the Directors Code of Conduct and Ethics), each of which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of Code violations.

Processes are in place to ensure compliance with the Codes by the Board, officers, and employees, such as distribution of the Business Conduct Policy to the Company’s employees and the STAR Hotline, the Company’s anonymous whistleblower hotline. For more details, refer to “Ethical Business Conduct” in Appendix A to this circular.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

It is the responsibility of the Corporate Governance Committee to provide an orientation and continuing education program for the directors.

Newly-appointed directors attend orientation sessions that are intended to familiarize them with our business and operations, including management structure, strategic plans, finances, opportunities, and risks. New directors have the opportunity to meet with management and other members of the Board. New directors are also provided with a package of detailed information concerning our affairs, including public filings.

All of the directors are members of the Institute of Corporate Directors, which offers director education programs and provides access to publications to enhance knowledge concerning governance and director responsibilities.

As part of the Board’s continuing education, presentations are made by management personnel or outside experts to educate the directors on new issues and developments in legal, regulatory, and industry initiatives from time to time.

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The following table sets out certain educational activities organized in 2021:

Topic	Invited Participants	Timing
Update on Accounting Policies, Estimates, and New Accounting Pronouncements Supply Chain Tax Update	Audit and Risk Committee	January
Risk Management in Compensation Programs	Human Resources Committee	February
Market trends in benefits plan design	Human Resources Committee	April
Information and Cyber Security Enterprise and Business Unit Risk Management Update Investor Relations Update	Audit and Risk Committee	Quarterly
Enterprise Risk Management, Business Continuity, and Disaster Recovery	Audit and Risk Committee	October
Director Orientation and Business Unit Update	Board of Directors	November

DIRECTOR NOMINATION AND BOARD ASSESSMENT, GENDER DIVERSITY, AND TERM LIMITS

The Nominating Committee is responsible for reviewing, considering, and initiating proposals for nomination of individuals for election to the Board and assessing incumbent directors for re-nomination to the Board. The Nominating Committee maintains an evergreen list of potential candidates for future director vacancies. Potential candidates for the Board are evaluated by the Nominating Committee, having regard to the candidate’s background and qualifications to ensure that the candidate’s experience and skill are aligned with the Company’s needs. Each year the Nominating Committee recommends to the Board the names of individuals to be nominated for election as members of the Board.

The Nominating Committee has four members, half of whom are independent. For more information on the Nominating Committee and its responsibilities, please refer to the subsection “Nomination of Directors” in Appendix A to this circular. Also refer to Appendix C to this circular for the full mandate of the Nominating Committee.

The Company has a strong commitment to diversity. A strong female participation rate is important at all levels of the organization, including the executive officer level and the Board level. The Board has adopted a formal gender diversity policy to re-affirm its commitment to diversity and to ensure that the Board is meeting one of its objectives for strong female representation on the Board. The key provision of this policy is to ensure that the Nominating Committee reviews overall composition of the Board and potential nominees with gender diversity as an important consideration. The Nominating Committee monitors and annually presents to the Board the gender diversity statistics of the Board. The Board does not have a target for representation of women on the Board but the Board believes that the gender diversity policy will ensure that gender diversity is an important consideration in the candidate evaluation and selection process. The Board currently has four female directors and, if all of the proposed nominees for this year are elected, women will represent 27% of the Board. The Nominating Committee also takes other aspects of diversity into account in evaluating potential candidates.

The Company does not impose term limits on its directors as it takes the view that term limits are an arbitrary mechanism for removing directors, which can result in valuable, experienced directors being forced to leave the Board solely because of length of service. The Nominating

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Committee annually assesses the strengths and weaknesses of the Board. In these reviews, consideration is given to each director’s ability to continue to make a meaningful contribution to the Board. This flexible approach allows the Company to consider each director individually, and the Board composition generally, to determine if the appropriate balance is being achieved.

The Corporate Governance Committee uses discussions between the Chair of the Committee and Board members and annual written evaluations to solicit comment and evaluation from individual directors on the performance and effectiveness of the Board and its committees and recommendations for improvements. The Chair of the Committee discusses with the individual directors the effectiveness and performance of the Board and individual directors’ areas of interest and participation. The Chair of the Committee reviews the recommendations and comments of the directors with the Corporate Governance Committee. Due to the recent Board reconstitution, written evaluations were not conducted for 2021.

GENDER DIVERSITY IN EXECUTIVE OFFICER POSITIONS

Rogers recognizes the benefits of having a leadership team that is representative of a broad range of perspectives and experiences. In November 2020, the Company rolled out a new five-year Inclusion and Diversity Plan (I&D Plan) that includes a focus on the progress made in supporting the career growth, development, and engagement of Women, People of Colour, Indigenous Peoples, Persons with Disabilities, and members of the LGBTQ2S+ community. Gender diversity is one of the considerations of potential candidates for senior executive officer positions. While management has not set targets specifically for ensuring women are represented at the senior executive officer level, the I&D Plan does include targets for ensuring the representation of Women and People of Colour, including specific goals for Black team members at the senior level (VP+). The plan also sets out representation goals in the aggregate and by lines of business for Rogers five designated groups – Indigenous Peoples, LGBTQ2S+, People of Colour, Persons with Disabilities, and Women. As at December 31, 2021, four of the thirteen senior executive officers were women, representing 31% of the senior executive officer positions. Excluding senior executive officers, as at December 31, 2021, 31% of positions at the Vice President and above level (44 of 143) and 40% of positions from Manager to Senior Director levels (1,708 of 4,254) were held by women.

The I&D Plan is a critical part of our People & Culture Plan. It is used to determine the annual activities that drive the Company towards the achievement of our 2025 goals and monitor progress on the representation goals. Rogers’ commitment to gender equality and creating an inclusive workplace where all employees can reach their full potential is being recognized by Bloomberg’s 2022 Gender-Equality Index, as well as once again being named as one of Canada’s Best Diversity Employers in March 2022.

RISK MANAGEMENT OVERSIGHT

For a description of risk management oversight, please see “Risk Management” on page 60 of our 2021 MD&A.

AUDIT AND RISK COMMITTEE

The Audit and Risk Committee is composed entirely of independent directors and meets regularly without management present. Audit and Risk Committee meetings with both internal and external auditors are held on a regular basis and the committee has the authority to engage independent advisors, paid for by the Company, to help make the best possible decisions on the financial reporting, accounting policies and practices, disclosure practices, and internal controls of the Company.

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For further information regarding the Audit and Risk Committee, in compliance with the disclosure requirement of National Instrument 52-110—“Audit Committees”, refer to the section entitled “Audit and Risk Committee” in the Company’s Annual Information Form dated March 3, 2022, which is available on SEDAR at sedar.com or on EDGAR at sec.gov.

OTHER GOOD GOVERNANCE PRACTICES

•	Director share ownership requirements (see “Share Ownership Requirements” under “Director Compensation”)

•	Committee retention of independent advisors

•	Board approval is required for material commitments

INTERACTION WITH SHAREHOLDERS

The Company remains committed to interacting with our shareholders. Meetings are held on a regular basis between management and institutional shareholders. In addition, a conference call with the investment community is organized on a quarterly basis, with audience participation through a question and answer period, to review our financial results and at other times where appropriate. Additionally, management participates in various broker-hosted investor conferences held throughout the year, which may be webcast at investors.rogers.com. Our Investor Relations team answers requests and questions from our shareholders. Our Investor Relations team may be contacted by telephone at 647.435.6470.

Any person wishing to contact the Lead Director or another member of the Board, may write, in care of the Corporate Secretary, to the head office of the Company at 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada or by e-mail: board.matters@rci.rogers.com.

Submitted on behalf of the Corporate Governance Committee.

Robert J. Gemmell

Chair, Corporate Governance Committee

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Report of the Audit and Risk Committee

We are pleased to provide this overview of the work of the Audit and Risk Committee during 2021.

The Audit and Risk Committee met five times to review key matters relating to its mandate and annual work plan and reported on these matters to the Board. At each regular meeting, the Audit and Risk Committee had the opportunity to meet without management present and also met separately with each of the CFO, the heads of Internal Audit and Risk Management, and the external auditors.

A work plan was used to ensure that the Audit and Risk Committee received adequate reports and information at each of its meetings to fulfill its responsibilities. There were also educational presentations to keep the members up to date with current developments, such as upcoming accounting and tax legislative changes, and other matters relevant to the Company.

2021 HIGHLIGHTS

In fulfilling each of its responsibilities as outlined in the Audit and Risk Committee Mandate, the Audit and Risk Committee accomplished the following during 2021:

Financial Reporting

•

obtained regular updates regarding accounting and reporting matters requiring judgement and estimation; and received regular quarterly updates from investor relations to understand the capital markets, investor profiles and performance of Rogers’ stock.

Enterprise Risk Management

•	reviewed the Company’s Annual Enterprise Risk Management Assessment;

•	reviewed the Business Continuity and Disaster and Recovery Plans;

•	monitored risk management activities including mitigations and risk trending on a quarterly basis;

•

monitored the Company’s information and cyber security program, including obtaining regular updates on the evolving threat landscape and cyber security risks and trends, application security and resilience, and enhancements to controls and global incident response;

•	reviewed the corporate insurance program.

Audit Functions

•

led a formal review of the qualifications, expertise, resources, and the overall performance of the external auditors by: (1) conducting a survey with the Committee, (2) evaluating against pre-established Audit Quality Indicators (AQIs), and (3) assessing the independence of the external auditors;

•	reviewed and approved the internal audit charter and the internal audit plan for 2021;

•	received regular internal audit and corporate security services reports and met with management to review its action plans to address recommendations and the timing of remediation.

Committee Governance

•	reviewed the performance of key finance management with the CFO;

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•

received various educational presentations to continue learning about the business and monitor financial risks including the annual tax update, the review of accounting policies, accounting estimates and new accounting pronouncements, and supply chain updates;

•

reviewed the adequacy of its Mandate and confirmed no significant changes were needed. For more information on the Audit and Risk Committee Mandate, refer to Appendix C to this circular or visit the Corporate Governance section of our website at investors.rogers.com/corporate-governance.

Other

•

monitored the risk management, investor relations and financial reporting implications surrounding the COVID-19 pandemic and management’s business continuity plans and responses that have been implemented;

•	received updates on the financial integration planning activities and overall risks associated with the acquisition of Shaw Communications Inc.

APPOINTMENT OF AUDITORS

KPMG LLP was re-appointed at our Annual General Meeting of Shareholders of the Company on April 21, 2021.

At the 2022 Annual General Meeting of Shareholders, the shareholders are being asked to re-appoint KPMG LLP as the Company’s independent registered public accounting firm for 2022. The Audit and Risk Committee has recommended to the Board that KPMG LLP be re-appointed. Representatives of KPMG LLP are expected to attend the meeting virtually, will have an opportunity to make a statement if they desire to do so, and will be available to respond to questions.

Audit partners are subject to rotation requirements which limit the number of consecutive years an individual partner may provide service to the Company. U.S. Securities and Exchange Commission independence rules governing KPMG LLP require the lead audit engagement partner for a reporting issuer to rotate every five years, and all other audit partners to rotate every seven years. For each mandatory rotation of the lead audit partner, the Chair of the Audit and Risk Committee is involved in the selection of the Company’s lead audit partner, including interviewing candidates for the role and providing a recommendation to the full Audit and Risk Committee.

For the total fees paid to the auditors, refer to “Appointment of Auditors” on page 23 of this circular.

Submitted on behalf of the Audit and Risk Committee.

Robert J. Gemmell

Chair, Audit and Risk Committee

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Other Information

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

We are not aware that any shareholder holding more than 10% of the voting rights attached to the Class A Shares, any proposed nominee for election as director, any director or officer of us or any of our subsidiaries, or any associate or affiliate of those persons has any material interest in any transaction that has materially affected or would materially affect us or any of our subsidiaries since January 1, 2021.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of our directors or senior executive officers, nor any person who has had such a position since January 1, 2021, nor any proposed nominee for election as our director, nor any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, other than the election of directors or the appointment of the auditors.

MANAGEMENT CONTRACTS

There are no agreements or arrangements where our, or any of our subsidiaries’ management functions were, to any substantial degree, performed by a person or company other than our or our subsidiaries’ directors or senior officers.

ADDITIONAL INFORMATION

Please see our full-year 2021 audited financial statements and 2021 MD&A for financial and other information about Rogers. Additional information is available on SEDAR at sedar.com, on EDGAR at sec.gov, or at investors.rogers.com. You can obtain a copy of our most recent financial statements, Management’s Discussion and Analysis, and Annual Information Form without charge, upon request from the Investor Relations department, which can be contacted as follows:

Vice President, Investor Relations

Rogers Communications Inc.

333 Bloor Street East, 10th Floor

Toronto, Ontario, M4W 1G9, Canada

647.435.6470

investor.relations@rci.rogers.com

The Board has approved the contents and the sending of this circular.

Marisa Wyse

Corporate Secretary

March 3, 2022

Toronto, Ontario, Canada

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Appendix A

NATIONAL INSTRUMENT REQUIREMENTS

Instrument Requirements	Comments
Board of Directors
Disclose the identity of directors who are independent.

Based on the information provided by each existing and proposed director, and the recommendations of the Corporate Governance Committee, the Board has determined that the following nominees are independent in accordance with the requirements of NI 58-101. In making this determination, the Board considered all of the relationships that each nominee has with the Company (taking the discretionary standards referred to above and other factors the Board considered relevant into account) and concluded that none of the relationships considered would likely impair the existing or proposed director’s independent judgment.

Jack L. Cockwell, C.M.

Michael J. Cooper

Ivan Fecan

Robert J. Gemmell

Jan L. Innes

John C. Kerr, C.M., O.B.C.

Dr. Mohamed Lachemi

Disclose the identity of directors who are not independent, and describe the basis for that determination.	Please refer to the table in “Board Composition” under “Statement of Corporate Governance Practices”.

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

Currently, six out of thirteen of our directors are independent. If all of the proposed nominees are elected to the Board, the Board will have fifteen members following the meeting, with seven being independent.

The Lead Director facilitates the functioning of the Board independently of management of the Company and provides independent leadership to the Board. For further information regarding the role and responsibilities of the Lead Director, see “Role and Responsibilities of the Chair” in the Board Mandate (attached to this circular as Appendix B).

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Instrument Requirements	Comments
Please also refer to “Procedures to Ensure Effective and Independent Operation” in the Board Mandate (attached to this circular as Appendix B).

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a Canadian jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Please refer to the tables in “The Proposed Nominees” under “Election of Directors”.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.

During 2021, the independent directors met at in camera sessions without management or non-independent directors at the six regularly scheduled Board meetings.

Please also refer to “Board Mandate and Responsibilities” under “Statement of Corporate Governance Practices” and the table in that section.

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Please refer to “Board Composition” under “Statement of Corporate Governance Practices”.

Please refer to the “Role and Responsibilities of the Lead Director” in the Board Mandate (attached to this circular as Appendix B).

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Please refer to the tables under “Election of Directors” and the table in the “Board Mandate and Responsibilities” under “Statement of Corporate Governance Practices”.
Board Mandate
Disclose the text of the Board’s written mandate.

The Board has adopted a Board of Directors Mandate (Board Mandate) as its written mandate of directors’ duties and responsibilities. Please refer to the Board Mandate (attached to this circular as Appendix B).

Position Descriptions
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each board committee.

Please refer to the “Role and Responsibilities of the Chair” in the Board Mandate (attached to this circular as Appendix B).

The chairs of each Board committee are responsible to organize the affairs of such

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Instrument Requirements	Comments
committee, chair its meetings, provide guidance to the members of such committee, retain outside experts as may be required, and report to the Board on the work of such committee. The mandate of the committee may also assign specific additional responsibilities to the chair of the committee.
Disclose whether or not the Board and Chief Executive Officer (CEO) have developed a written position description for the CEO.	The Board has approved a detailed written position description for the CEO. The Human Resources Committee reviews and approves the CEO’s written objectives for each year.
Orientation and Continuing Education

Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

Please refer to “Director Orientation and Continuing Education” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Corporate Governance Committee.

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors.	Please refer to “Director Orientation and Continuing Education” under “Statement of Corporate Governance Practices”.
Ethical Business Conduct

Disclose whether or not the Board has adopted a written code of business conduct and ethics for the directors, officers and employees. If the Board has adopted a written code:

(i)  disclose how a person or company may obtain a copy of the code;

(ii)   describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

The Board has adopted both a “Directors Code of Conduct and Ethics” and the “Rogers Business Conduct Policy” for directors, officers, and employees (the Codes).

(i)  We have publicly filed the Codes on SEDAR and they may also be obtained from our website where they have been posted under “Articles & Corporate Governance Documents” in the “Corporate Governance” section at investors.rogers.com/corporate-governance.

(ii)   Issues arising in connection with the Codes, including conflicts of interest, are reported to the Audit and Risk Committee in the case of the Rogers Business Conduct Policy and to the Corporate Governance Committee in the case of the Directors Code of Conduct and Ethics, which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of Code violations.

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Instrument Requirements	Comments

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(iii) Not applicable.

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

To ensure the directors exercise independent judgment in considering transactions, agreements, or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director with a material interest must be absent during any Board discussion pertaining thereto and must not cast a vote on such matter.

Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board and the CEO have reviewed and approved the Codes.

It is management’s responsibility to distribute and implement the Rogers Business Conduct Policy to the Company’s employees. Under the Rogers Business Conduct Policy, the Company expects any employee who has reason to suspect any violation of applicable law or regulations, or has concerns about potential business/ethical misconduct, financial misconduct with regard to the Company’s accounting practices, financial controls, or the safeguarding of its assets, to speak to his/her manager/supervisor, or to report such suspicions or concerns to the STAR Hotline, the corporate whistleblower hotline, which allows anonymous reporting, if desired.

In addition, each year we provide a refresher on our business conduct and ethical standards through mandatory Company-wide training on the Rogers Business Conduct Policy. The training course provides an overview of key topics and tests an employee’s understanding of how to deal with the practical real-life issues and challenging choices that may arise in their day-to-day work.

Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination.	Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.

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Instrument Requirements	Comments

Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Nominating Committee has four members, half of whom are independent.

The Control Trust Chair of the Rogers Control Trust (see “Outstanding Shares and Main Shareholders” under “Voting Information”) is obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Nominating Committee. The Nominating Committee, which is responsible for, among other things, the identification of new candidates for the Board, is not composed entirely of independent directors as two members, Edward S. Rogers and Melinda M. Rogers-Hixon, are not independent. Because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth, the Board has determined it is appropriate for Edward S. Rogers and Melinda M. Rogers-Hixon to be members of the Nominating Committee, with the remainder of the members of the Nominating Committee being independent directors. The Board believes that the presence of independent directors on the Nominating Committee and the alignment of interests described above ensure an objective nomination process that is in the interests of all shareholders.

If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

Please refer to “Director Nomination and Board Assessment, Gender Diversity and Term Limits” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Nominating Committee.

Compensation
Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	Please refer to “Director Compensation” and “Compensation Discussion & Analysis” under “Executive Compensation”.
Disclose whether or not the Board has a compensation committee composed entirely of independent directors.	All members of the Human Resources Committee are independent. For additional information, please see “Human Resources Committee” under “Compensation Discussion & Analysis” under “Executive Compensation”.

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Instrument Requirements	Comments
If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Please refer to Appendix C for the full mandate of the Human Resources Committee.
Other Board Committees
If the Board has standing committees other than the audit, compensation, and nominating committees, identify the committees and describe their function.

Please refer to “Board Composition” under “Statement of Corporate Governance Practices” for identification of the eight standing committees of the Board. Also refer to Appendix C for the full mandates of all eight standing committees.

Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Corporate Governance Committee.

Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted term limits or other mechanisms of board renewal, disclose why it has not done so.

Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.
Policies Regarding the Representation of Women on the Board
Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.	Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.

If an issuer has adopted a policy referred to above, disclose the following in respect of the policy:

(i)  a short summary of its objectives and key provisions,

(ii)   the measures taken to ensure that the policy has been effectively implemented,

(iii)  annual and cumulative progress by the issuer on achieving the objectives of the policy, and

Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.

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Instrument Requirements	Comments
(iv) whether and, if so how, the Board or its nominating committee measures the effectiveness of the policy.
Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so how, the Board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the issuer’s reasons for not doing so.

Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.
Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so how, the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Please refer to “Gender Diversity in Executive Officer Positions” under “Statement of Corporate Governance Practices”.
Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

For purposes of this Item, a “target” means a number or percentage, or a range of numbers and percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

If the issuer has adopted a target referred to in either Item (b) or (c), disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.

Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” and “Gender Diversity in Executive Officer Positions” under “Statement of Corporate Governance Practices”.

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Instrument Requirements	Comments
Number of Women on the Board and in Executive Officer Positions
Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.
Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all subsidiary entities of the issuer, who are women.	Please refer to “Gender Diversity in Executive Officer Positions” under “Statement of Corporate Governance Practices”.

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Appendix B

BOARD OF DIRECTORS MANDATE

The purpose of this mandate (“Mandate”) of the Board of Directors (the “Board”) of Rogers Communications Inc. (the “Company”) is to provide guidance to Board members as to their duties and responsibilities. The power and authority of the Board is subject to the provisions of applicable law.

PURPOSE OF THE BOARD

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility.

MEMBERSHIP

The Board consists of directors elected by the shareholders as provided for in the Company’s constating documents and in accordance with applicable law. From time to time, the Corporate Governance Committee shall review the size of the Board to ensure that its size facilitates effective decision-making by the Board in the fulfillment of its responsibilities.

Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is responsible for the matters under “Role and Responsibilities of the Board” below as well as for other duties as they arise in the director’s role.

All members of the Board shall have suitable experience and skills given the nature of the Company and its businesses and have a proven record of sound judgement. Directors are to possess characteristics and traits that reflect:

•	high ethical standards and integrity in their personal and professional dealings;

•

the ability to provide thoughtful and experienced counsel on a broad range of issues and to develop a depth of knowledge of the businesses of the Company in order to understand and assess the assumptions on which the Company’s strategic and business plans are based and to form an independent judgement with respect to the appropriateness and probability of achieving such plans;

•	the ability to monitor and evaluate the financial performance of the Company;

•	an appreciation of the value of Board and team performance over individual performance and a respect for others; and

•

an openness for the opinions of others and the willingness to listen, as well as the ability to communicate effectively and to raise tough questions in a manner that encourages open and frank discussion.

Directors are expected to commit the time and resources necessary to properly carry out their duties. Among other matters, directors are expected to adequately prepare for and attend all regularly scheduled Board meetings. New directors are expected to understand fully the role

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of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.

ETHICS

Members of the Board shall carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of the Company. Directors of the Company are expected to conduct themselves according to the highest standards of personal and professional integrity. Directors are also expected to set the standard for Company-wide ethical conduct and ensure ethical behaviour and compliance with laws and regulations. If an actual or potential conflict of interest arises, a director shall promptly inform the Chair and shall refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director should resign.

Directors are expected to act in accordance with applicable law, the Company’s Articles and the Company’s Directors Code of Conduct and Ethics. The Board is required to monitor compliance with the Directors Code of Conduct and Ethics and is responsible for the granting of any waivers from compliance with the Directors Code of Conduct and Ethics.

MEETINGS

The Board shall meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas shall be developed in consultation with the Chair. Board members may propose agenda items though communication with the Chair. The Chair is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. At the discretion of the Board, members of management and others may attend Board meetings, except for separate meetings of the independent directors of the Board.

Directors are expected to be fully prepared for each Board meeting, which requires them, at a minimum, to have read the material provided to them prior to the meeting. At Board meetings, each director is expected to take an active role in discussion and decision-making. To facilitate this, the Chair is responsible for fostering an atmosphere conducive to open discussion and debate.

Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. The Lead Director shall be responsible for presiding over meetings of the independent directors. Independent directors may propose agenda items for meetings of independent directors members through communication with the Lead Director.

ROLE AND RESPONSIBILITIES OF THE BOARD

The Board is responsible for approving the Company’s goals, objectives and strategies. The Board shall adopt a strategic planning process and approve and review, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board is also responsible for overseeing the management of the business and affairs of the Company and the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company’s business.

In addition to the other matters provided in this Mandate, including the matters delegated to Board committees as set out below, the Board is also responsible for the following specific matters:

•	review and approve management’s strategic plans;

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•	review and approve the Company’s financial objectives, business plans and budgets, including capital allocations and expenditures;

•	monitor corporate performance against the strategic plans and business, operating and capital budgets;

•	management succession planning, including appointing and monitoring, the Chief Executive Officer of the Company;

•	approve and update the Code of Business Conduct for employees to create a culture of integrity throughout the organization;

•

approve commitments (actual or contingent) (other than commitments solely between the Company and its Wholly owned subsidiaries of the Company) in the ordinary course of business of more than $200 million in the aggregate by one or a series of transactions or outside of the ordinary course of business of more than $50 million in the aggregate by one or a series of transactions, including without limitation, acquisitions, dispositions, mergers, arrangements and other forms of business combinations and investments and loans by the Company or any subsidiary;

•	assess its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors;

•	ensure the integrity of the Company’s internal control system and management information systems;

•	develop the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines; and

•

satisfy itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders, including the review and approval of the Company’s corporate disclosure policy and confirmation that a process is in place to disclose all material information in compliance with the Company’s timely disclosure obligations and to prevent selective disclosure of material information to analysts, institutional investors, market professionals and others.

A director has an important and positive role as a representative of the Company. A director is also expected to participate in outside activities that enhance the Company’s image to investors, employees, customers and the public.

ROLE AND RESPONSIBILITIES OF THE CHAIR

It is the policy of the Board of Directors (the “Board”) that the Chair not be an executive of Rogers Communications Inc. (the “Company”) and that there be a separation of the offices of Chair and Chief Executive Officer. In the event the non-executive Chair is not independent, the independent directors shall appoint an independent lead director to carry out the responsibilities of the Lead Director set out below. The Chair and the Chief Executive Officer are to be in regular communications during the course of the year including with respect to the Company’s business and the responsibilities of the Board.

The principal responsibilities of the Chair of the Board shall be to oversee, manage and assist the Board in fulfilling its duties and responsibilities as a Board in an effective manner independently of management. In fulfilling his or her duties, the Chair will work closely with the Deputy Chair and the Lead Director who will either directly or indirectly assist in ensuring that the foregoing roles and responsibilities are satisfactorily addressed. The Chair shall be responsible, among other things, to:

•	establish Board goals and objectives working in collaboration with the Board members;

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•	participate in monthly meetings with the Deputy Chair and the CEO;

•	provide advice to the CEO on behalf of the Board on strategy and strategic issues, maintain accountability to shareholders and other stakeholders and build relationships;

•	chair annual and special meetings of shareholders;

•

chair Board meetings, including requiring appropriate briefing materials to be delivered in a timely fashion, stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation by individual directors and ensuring that clarity regarding decisions is reached and duly recorded;

•	prepare the agenda for each Board meeting with the participation of management and input of the full board of directors;

•

monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant (other than those on which he or she otherwise sits), all meetings of Board committees; provided that if the Chair is not independent, he or she must be absent for meetings and portions thereof where all Committee members are required to be independent;

•	review and approve the travel and entertainment expenses of the Board members other than the Deputy Chair;

•	meet individually with each director during the year;

•	ensure that the Board and its committees have the necessary resources to support their work, in particular, accurate, timely and relevant information;

•	assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

•	provide appropriate guidance to individual Board members in discharging their duties;

•	ensure through the Nominating Committee newly appointed directors receive an appropriate orientation and education program;

•	promote constructive and effective relations between the Board and the CEO, and with the Rogers Control Trust;

•	promote best practices and high standards of corporate governance;

•	provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members;

•	provide leadership to ensure that the Board works as a cohesive team; and

•	ensure that appropriate processes are in place for evaluation by the board of the Chief Executive Officer.

ROLE AND RESPONSIBILITIES OF THE LEAD DIRECTOR

The Lead Director will facilitate the functioning of the Board independently of management of the Company and provide independent leadership to the Board. The Lead Director shall have the following responsibilities:

•	provide overall leadership to ensure that the Board functions independently of management of the Company;

•	ensure directors clearly understand and respect the boundaries between the Board and management responsibilities;

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•	provide the perspective of the independent directors to all relevant persons and groups, including the Board Chair, Chief Executive Officer and Chairs of the Committees;

•	if the Chair is not independent, to chair separate executive sessions of the independent members of the Board;

•	review with the Chair and Chief Executive Officer of the Company items of importance for consideration by the Board;

•	consult and meet with any or all of the directors, at the discretion of either party;

•	meet individually with each director during the year;

•	recommend, where necessary, the holding of special meetings of the Board;

•	promote best practices and high standards of corporate governance;

•	participate in the selection of new directors and interview all shortlisted director candidates;

•	review and approve the travel and entertainment expenses of the Chair and Deputy Chair;

•	assist the Chair in planning and organizing the activities of the Board, including providing input on meeting dates and Board agendas; and

•	perform such other duties and responsibilities as may be determined by the Board from time to time.

PROCEDURES TO ENSURE EFFECTIVE AND INDEPENDENT OPERATION

The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board. In addition to the policies and procedures provided elsewhere in this Mandate including under “Role and Responsibilities of the Chair” set out above, the Board has adopted the following procedures:

•	the Board has complete access to the Company’s management;

•	the Board requires timely and accurate reporting from management and shall regularly review the quality of management’s reports;

•	subject to the approval of the Corporate Governance Committee, individual directors may engage an external adviser at the expense of the Company in appropriate circumstances;

•

the Chair of the Board shall monitor the nature and timeliness of the information requested by and provided by management to the Board to determine if the Board can be more effective in identifying problems and opportunities for the Company; and

•

the Chief Human Resources Officer of the Company, together with the Chief Executive Officer, shall develop a detailed job description for the Chief Executive Officer. This description shall be approved by the Human Resources Committee and recommended to the Board. The Board shall assess the Chief Executive Officer against the objectives set out in this job description.

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BOARD COMMITTEES

Subject to limits on delegation contained in corporate law applicable to the Company, the Board has the authority to establish and carry out its duties through committees and to appoint directors to be members of these committees. The Board assesses the matters to be delegated to committees of the Board and the constitution of such committees annually or more frequently, as circumstances require. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

The Board has established the following standing committees: (1) Audit and Risk Committee; (2) Corporate Governance Committee; (3) ESG Committee; (4) Pension Committee; (5) Executive Committee; (6) Finance Committee; (7) Nominating Committee; and (8) Human Resources Committee. The respective responsibilities of each of the foregoing committees is set forth in the applicable committee mandate.

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Appendix C

STANDING COMMITTEE MANDATES

AUDIT AND RISK COMMITTEE

Current Members:

Name	Independent
Robert J. Gemmell (Chair)	Yes
Jack L. Cockwell, C.M.	Yes
Ivan Fecan	Yes

Our Main Responsibilities:

•	oversee reliable, accurate and clear policies and practices for the preparation of financial reports to shareholders

•	oversee the design, implementation and review of internal controls – the necessary checks and balances must be in place

•

recommend to the Board the appointment of the external auditor, based on an evaluation of the qualifications, independence and oversight of the auditors’ work – the shareholders’ auditors report directly to the Audit and Risk Committee (the “Committee”)

•	meet with Rogers Communications Inc.’s (the “Company”) external and internal auditors and evaluate the effectiveness and independence of each

•

oversee the establishment and maintenance of processes and controls that ensure the Company is in compliance with both the laws and regulations that apply to it as it relates to financial reporting and risk management

•	review the annual strategic risk assessment, including management’s implementation of risk policies and actions to monitor and control major risk exposures

•	review the Company’s business continuity and disaster recovery plans

•	receive reports on, and approve, if appropriate, certain transactions with related parties

Purpose of the Audit and Risk Committee

The Committee shall assist the Board of Directors (the “Board”) of the Company in fulfilling its oversight responsibilities in the following principal areas:

(i)	financial reporting processes and the integrity of financial statements provided by the Company to the public;

(ii)	recommend to the Board the appointment of the external auditor, based on an evaluation of the qualifications, independence and oversight of the auditor’s work;

(iii)	the qualifications and performance of internal auditors;

(iv)	the Company’s accounting systems, financial controls and disclosure controls;

(v)	compliance with applicable legal and regulatory requirements; and

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(vi)	the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company’s business.

In addition to the responsibilities specifically enumerated in this Mandate, the Board may refer to the Committee as it sees fit, on matters and questions relating to the financial position of the Company and its subsidiaries.

Independence

The Committee is composed entirely of independent directors within the meaning of applicable securities laws and the Company’s Director Material Relationship Standards.

The members meet regularly without management present.

The members have the authority to engage independent advisors, paid for by the Company, to help the Committee make the best possible decisions on the financial reporting, accounting and risk management policies and practices, disclosure practices, and internal controls of the Company.

Membership

The Committee shall be comprised of not less than three members of the Board, each of whom shall be independent of management in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The members shall be selected based upon the following, in accordance with applicable laws, rules and regulations:

(a) Independence. Each member shall be independent in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards and in such regard shall have no direct or indirect material relationship with the Company that, in the view of the Board, could reasonably interfere with the exercise of a member’s independent judgment.

(b) Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition, at least one member must be a financial expert as defined in accordance with applicable securities laws.

(c) Commitment. In addition to being a member of the Committee and of any audit committee of any affiliate of the Company, if a member of the Committee is also on the audit committee of more than two additional public companies, the Board or the Nominating Committee shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Committee.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual General Meeting of Shareholders of the Company or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

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Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of four meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee. Notice of every meeting shall be given to the external and internal auditors of the Company.

Agendas for meetings of the Committee shall be prepared by the Chair, in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings of the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Resources and Authority

The Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Committee shall have the authority to conduct any investigation necessary and appropriate to fulfill its responsibilities and has direct access to and the authority to communicate directly with the external auditors, internal auditors, the Chief Legal and Regulatory Officer of the Company and other officers and employees of the Company.

The members of the Committee shall have the right to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries for the purpose of performing their duties. Any member of the Committee may require the external or internal auditors to attend any or every meeting of the Committee.

Responsibilities

The Company’s management is responsible for the preparation of the Company’s financial statements and the external auditors are responsible for auditing those financial statements, in accordance with applicable standards. The Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors and overseeing the activities of the internal auditors. The Company’s external auditors are accountable to the Committee.

It is recognized that members of the Committee are not full-time employees of the Company and do not represent themselves as accountants or auditors by profession or experts in the fields of accounting, auditing or the preparation of financial statements. It is not the duty or responsibility of the Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom it receives information, and (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary.

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The specific responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not intended to restrict the Committee from reviewing and making recommendations regarding any matters related to its purpose.

1.	Financial Reporting Process and Financial Statements

(a)

in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any material issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies identified to it by the external or internal auditors or of which the Committee otherwise becomes aware;

(b)

review all material transactions and material contracts entered into by the Company and its subsidiaries with any insider or related party of the Company, other than officer or employee compensation arrangements approved or recommended by the Human Resources Committee or director remuneration approved or recommended by the Corporate Governance Committee;

(c)

review and discuss with management and the external auditors the Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements, and discuss with the external auditors the matters required to be discussed by generally accepted auditing standards in Canada and/or the United States, as applicable, as may be modified or supplemented, and for such purpose, receive and review the year-end report by the external auditors describing: (i) all critical accounting policies and practices used by the Company, (ii) all material alternative accounting treatments of financial information within International Financial Reporting Standards (IFRS) and/or non GAAP measures that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors, and (iii) other material written communications between the external auditors and management, and discuss such annual report with the external auditors;

(d)

following completion of the annual audit, review with each of management, the external auditors and the internal auditors any significant issues, concerns or difficulties encountered during the course of the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements and press releases prior to the release of earnings information;

(g)	review emerging accounting issues and their potential impact on the Company’s financial reporting;

(h)

review and be satisfied that adequate procedures are in place for the review and timely disclosure of any public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures;

(i)	meet separately, periodically, with management, with the internal auditors and with the external auditors; and

(j)

the interim consolidated financial statements, the Company’s disclosure under “Management’s Discussion and Analysis” for interim periods and interim earnings press releases may be approved by the Committee on behalf of the Board, provided that such approval is subsequently reported to the Board at its next meeting.

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2.	External Auditors

(a)	require the external auditors to report directly to the Committee;

(b)

be directly responsible for the selection, nomination, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders. A formal review of the qualifications, expertise, resources and the overall performance of the external auditors is conducted annually. A comprehensive review of the external auditors is conducted at least every five years and findings are presented to the Board;

(c)	recommend to the Board the compensation of the external auditors;

(d)

pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit-related and non-audit services for which the Committee will retain the external auditors. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Committee at its next scheduled meeting following such pre-approval;

(e)	review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

(f)	review the annual audit plan with the external auditors;

(g)

consider, assess and report to the Board with regard to the independence, objectivity, professional skepticism, and performance of the external auditors, at least annually, including an evaluation of the lead partner and consideration of rotation of such lead partner and the audit firm itself; and

(h)

request and review a report by the external auditors, to be submitted at least annually, regarding the auditing firm’s relationships with the Company, internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

3.	Internal Auditors

(a)	review and approve the internal audit charter annually;

(b)	approve the annual internal audit plan and discuss internal audit’s mandate with the Chief Audit Executive, including the staffing, responsibilities and budgets;

(c)	obtain periodic reports from the Chief Audit Executive regarding internal audit findings and the Company’s progress in remedying any significant audit findings;

(d)

review the scope, responsibilities and effectiveness of the internal audit team, including its independence from management, credentials, resources and working relationship with the external auditors; and

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(e)	review and recommend for approval the appointment and dismissal of the Chief Audit Executive.

4.	Accounting Systems, Internal Controls and Disclosure Controls

(a)

oversee management’s design and implementation of and reporting on internal controls; receive and review reports from management, the internal auditors and the external auditors with regard to the reliability and effective operation of the Company’s accounting system and internal controls;

(b)

review with senior management the controls and procedures adopted by the Company to confirm that material information about the Company and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods;

(c)	review and discuss with management, the external auditors and internal audit compliance with the Company’s Disclosure Policy by Directors, Officers and other management personnel;

(d)

review with senior management and the Chief Audit Executive the adequacy of the internal controls adopted by the Company to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records and review any special audit steps adopted in light of material weaknesses or significant deficiencies; and

(e)

review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s internal control over financial reporting.

5.	Legal and Regulatory Requirements

(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including Management’s Discussion and Analysis and the Annual Information Form;

(c)	review disclosures related to the Committee required to be included in the Company’s continuous disclosure filings;

(d)

review with the Company’s Chief Legal and Regulatory Officer legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

(e)	assist the Board in the oversight of compliance with legal and regulatory requirements.

6.	Risk Management

The Committee will review the Company’s:

(a)	annual strategic risk assessment identifying principal risks and their potential impact on the Company’s ability to achieve its business objectives;

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(b)	processes for identifying, assessing and managing risks;

(c)

major risk exposures and trends from all areas (e.g. information and cyber security, financial, data, privacy, physical security, environmental impact, new business initiatives) and management’s implementation of risk policies and procedures to monitor and control such exposures;

(d)	business continuity plans and disaster recovery plans;

(e)	insurance coverage maintained by the Company at least annually; and

(f)	other risk management matters from time to time as the Committee may consider appropriate or as the Board may specifically direct.

7.	Additional Responsibilities

(a)	establish procedures and policies for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(b)	prepare and review with the Board an annual performance evaluation of the Committee;

(c)	review the adequacy of staffing of key financial functions and management’s plans for improvements;

(d)	review earnings guidance provided to stakeholders, including analysts and rating agencies;

(e)	periodically review with senior management the status of significant taxation matters;

(f)

report regularly to the Board, including matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, the performance of the risk management process and the performance and independence of the external auditors; and

(g)	review and reassess the adequacy of the Committee’s Mandate on an annual basis.

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CORPORATE GOVERNANCE COMMITTEE

Current Members:

Name	Independent
Robert J. Gemmell (Chair)	Yes
Jack L. Cockwell, C.M.	Yes
John C. Kerr, C.M., O.B.C.	Yes

Our Main Responsibilities:

•	review and make recommendations regarding the Board of Directors’ (the “Board”) approach to director independence

•

develop and, where appropriate, recommend to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at Rogers Communications Inc. (the “Company”)

•	review and recommend the compensation of the directors of the Company

•	satisfy itself that the Company communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy

•	facilitate the evaluation of the Board, the committees of the Board and any leadership positions of the Board

Purpose of the Corporate Governance Committee

The Corporate Governance Committee (the “Committee”) shall assist the Board of the Company in fulfilling its oversight responsibilities in the following principal areas:

(i)	develop a set of corporate governance rules, including a code of conduct and ethics;

(ii)	review and approve the director compensation; and

(iii)	facilitate the evaluation of the Board effectiveness.

Independence

The Committee shall be composed entirely of independent directors within the meaning of applicable Canadian securities laws and the Company’s Director Material Relationship Standards.

The Committee shall meet regularly without management present.

The Committee shall have the authority to engage independent advisors, paid for by the Company, to help make the best possible decisions on director compensation.

Membership

The Committee shall be comprised of not less than three members of the Board, a majority of whom shall be independent of management in accordance with applicable Canadian securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

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Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. In most instances, the Lead Director shall be the Chair of the Committee. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee, and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings.

A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, legal counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

The responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Committee from examining any matters related to its purpose:

(a)	develop and recommend to the Board and review the Company’s corporate governance practices (including Board Charter and Code of Conduct and Ethics);

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(b)	review and make recommendations regarding the Board’s approach to director independence;

(c)	recommend to the Board the number and content of meetings, annual work plan and schedules of issues;

(d)	review size of the Board, the committees of the Board and the boards and committees of the Company’s affiliates;

(e)	review the mandates of each of the committees of the Board;

(f)	satisfy itself that the Company communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy with defined objectives;

(g)

monitor policies for Board members and senior officers accepting outside directorships, minimum share ownership for non-management directors and confidential material information (disclosure, restricted use and insider trading);

(h)	assess the effectiveness of the Board as a whole, the committees of the Board; and any leadership positions of the Board; and

(i)	review and recommend to the Board the level and form of compensation of the Board and of committees of the Board.

ESG COMMITTEE

Current Members:

Name	Independent
Martha Rogers (Chair)	No
Jan L. Innes	Yes
Philip Lind, C.M.	No

Our Main Responsibilities:

Review, report and provide guidance to the Board of Directors (the “Board”) or committees of the Board on certain matters, including:

•

Rogers Communications Inc.’s (the “Company”) environmental sustainability and social responsibility policies, strategies and programs, and governance thereof (“ESG”) including, without limitation, the Company’s community giving and philanthropic programs

•	management’s overview of social and environmental trends and emerging issues in the ESG field, risks and opportunities that may affect the Company’s business strategy and performance

•	actions the Company can take to be a responsible corporate citizen and the communication of the Company’s culture and values

•	the Company’s relationships with its customers, employees, investors and communities it serves regarding significant ESG matters and on strategies that affect and enhance the Company’s reputation

•	the Company’s ESG performance to assess the effectiveness of the ESG policies, strategies and programs including, without limitation, the Company’s community giving and philanthropic programs

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•	review and approval of the Company’s periodic ESG report (“ESG Report”) and other ESG-related reports as well as the Company’s ESG metrics and benchmarks

•	the effectiveness of the prior year’s ESG initiatives

•	the annual budget in connection with the Company’s ESG initiatives

Purpose of the ESG Committee

The ESG Committee (the “Committee”) shall assist the Board in fulfilling its oversight responsibilities of relevant ESG policies, strategies and programs of the Company and the actions the Company can take to be a responsible corporate citizen. Corporate governance of the Company and related matters shall be the responsibility of the Corporate Governance Committee.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased from time to time as may be determined by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made, the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair of the Committee (the “Chair”).

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the Secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside auditors, legal counsel, and other experts or consultants.

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Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

The responsibilities of the Committee shall include those listed below:

(a)	review and provide guidance on the Company’s ESG policies, strategies and programs, and governance thereof including, without limitation, the Company’s community giving and philanthropic programs;

(b)

review and provide guidance on management’s overview of social and environmental trends and emerging issues in the ESG field, risks and opportunities that may affect the Company’s business strategy and performance;

(c)	review and report on actions the Company can take to be a responsible corporate citizen and the communication of the Company’s culture and values;

(d)

review and report on the Company’s relationships with its customers, employees, investors and the communities it serves regarding significant ESG matters and on strategies that affect and enhance the Company’s reputation;

(e)

review and report on the Company’s ESG performance to assess the effectiveness of the ESG policies, strategies and programs including, without limitation, the Company’s community giving and philanthropic programs;

(f)	review and approve the Company’s periodic ESG Report and other ESG-related reports as well as the Company’s ESG metrics and benchmarks;

(g)	review and assess the effectiveness of the prior year’s ESG initiatives;

(h)	review and provide guidance on the annual budget in connection with the Company’s ESG initiatives; and

(i)	conduct an annual review of the Committee’s mandate and performance.

Additional Responsibilities

The Board may from time to time delegate additional responsibilities to the Committee.

PENSION COMMITTEE

Current Members:

Name	Independent
Alan D. Horn (Chair)	No
Jan L. Innes	Yes
Melinda M. Rogers-Hixon	No

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Our Main Responsibilities:

•

assist Rogers Communications Canada Inc. (“RCCI”) and its affiliates in the administration of the registered pension plans and related trust funds and other funding arrangements sponsored by RCCI and its affiliates (the “Plans”)

•	oversee the funding, administration, communication and investment management of the Plans and to select and monitor the performance of all third parties performing duties in respect of the Plans

Purpose of the Pension Committee

The Pension Committee (the “Committee”) shall assist the Board of Directors (the “Board”) of Rogers Communications Inc. (the “Company”) in fulfilling their delegated responsibilities in the following principal areas:

(i)	oversee the funding, administration, communication, and investment management of the Plans;

(ii)	select and monitor the performance of all third parties performing duties in respect of the Plans;

(iii)	approve amendments to the Plans;

(iv)	adopt amendment of any statement of investment policies and procedures (the “SIP&P”); and

(v)	review reports prepared in respect of the administration of the Plans and unaudited financial statements for the Plans.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased as may be determined from time to time by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of the Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The Committee shall have the right to appoint outside consultants to assist in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with

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management when necessary. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of RCCI and its affiliates, outside auditors, counsel, and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside RCCI and its affiliates from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Affiliates of RCCI Participating in the Plans

RCCI and certain of its affiliates are the sponsors and administrators of the Plans. RCCI and these affiliates have delegated the authority and responsibility to administer the Plans to the Board and the Committee as described below.

Responsibilities of the Board

The Board has overall responsibility for the prudent administration of the Plans, including, without limitation, the following exclusive powers, duties, and responsibilities in respect of the Plans:

(a)	assesses the governance structure of the Plans;

(b)	approve the mandate of the Committee and appointing its members;

(c)	approve the adoption of and wind-up of any Plan with active members;

(d)

approve all Significant Plan amendments where “Significant” means an amendment that increases total funding liabilities for any single Plan by an actuarially calculated present value of $5,000,000 or that reflect changes in company policy towards retirement benefits;

(e)	receive reports prepared by the Committee in respect of the administration of the Plans; and

(f)	approve any funding strategy for the Plans which departs from that recommended by the Plans’ actuarial advisors.

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Responsibilities of the Committee

The Committee has the following specific powers, duties, and responsibilities in respect of the Plans:

(a)

monitor and oversee the administration of the Plans, including duties and responsibilities assigned to certain employees of RCCI and its affiliates, any third party who holds pension funds on behalf of the Plans such as a custodian or insurance company (each a “funding agent”), investment managers, and other actuarial and financial advisors retained by RCCI, as follows:

(i)	review and approve, where applicable, reports, statements, and valuations required under the Plans pertaining to administration, investment policy and performance, and funded status of the Plans,

(ii)

monitor new developments and applicable law with respect to the Plans and compliance with requirements of applicable federal and provincial legislation, rules, and regulations with respect to reporting, filing, and registration,

(iii)	monitor the appropriateness of the Plans’ designs and the provision of relevant information to the members of the Plans,

(iv)	approve the appointment and remuneration and overseeing the performance of the investment manager(s), funding agents, auditors, and other agents and advisors appointed in respect of the Plans,

(v)

ensure that contracts, agreements, and mandates, where appropriate, are signed and in place with the investment managers, funding agents, and other agents and advisors in respect of the administration of the Plans, and

(vi)

oversee the investment philosophy, policies, and strategies of the investment manager(s) of the Plans. This includes reviews with the investment manager(s) of the investment performance of the funds of the Plans with the assistance of such independent investment review services as the Committee deems appropriate;

(b)

approve amendments, other than Significant amendments, to the Plans and related funding/trust agreements not within the exclusive authority of the Board set out above, provided that the Committee advises the Board of all such amendments approved by the Committee;

(c)	adopt annual or more frequent review and amendment of any SIP&P;

(d)	review annual or more frequent reports prepared in respect of the administration of the Plans by officers of RCCI, the auditors of the Plans, and other agents and advisors;

(e)	receive, review, and approve audited and unaudited financial statements for the Plans;

(f)	report to the Board and to the boards of the affiliates on the above matters and on other matters deemed material by the Committee; and

(g)	perform such other duties and responsibilities as are delegated to it by the Board from time to time.

Standard of Care

Each member of the Board and Committee shall act with the care, diligence, and skill that a person of ordinary prudence would exercise in dealing with the property of another person and shall use all relevant knowledge and skill that a member of the Board or member of the Committee possesses or ought to possess as a member of the Board or the Committee.

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Compliance with Plans and Law

In fulfilling their duties, the Board and the Committee shall act in a manner which is consistent in all material respects with the terms of the Plans, the terms of any funding/trust agreements associated with the Plans, the terms of any applicable collective agreement, and all applicable and relevant legislation, including the federal Pension Benefits Standards Act, 1985 (pursuant to which all the Plans are currently registered) and all applicable provincial pension benefits standards legislation and all regulations thereunder, as amended from time to time.

EXECUTIVE COMMITTEE

Current Members:

Name	Independent
Edward S. Rogers (Chair)	No
Robert J. Gemmell	Yes
Alan D. Horn	No

Our Main Responsibilities:

•	approve the final terms of transactions previously approved by the Board of Directors (the “Board”)

•	monitor the implementation of policy initiatives adopted by the Board

Purpose of the Executive Committee

Subject to the Business Corporations Act (British Columbia) and the Articles of Rogers Communications Inc. (the “Company”), the Executive Committee (the “Committee”) shall possess and may exercise all the powers, authorities, and discretions vested in or exercisable by the Board of Directors (the “Board”) of the Company.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased from time to time as may be determined by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

The Committee shall have the right to appoint an outside consultant to assist in its deliberations. If such an appointment is made, the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair of the Committee (the “Chair”).

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

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Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Executive Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside auditors, counsel, and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

In addition to any other duties and responsibilities assigned to it from time to time by the Board, the Committee shall, when the Board is not in session, have full power to supervise the management of the business and affairs of the Company and shall have, and may exercise, all or any of the powers vested in and exercisable by the Board, subject only to applicable law.

The responsibilities of the Committee shall include those listed below, where requested by the Board. The enumerated responsibilities are not meant to restrict the Committee from examining any matters related to its purpose:

(a)	approve the final terms of transactions previously approved by the Board; and

(b)	monitor the implementation of policy initiatives adopted by the Board.

FINANCE COMMITTEE

Current Members:

Name	Independent
Edward S. Rogers (Chair)	No
Robert J. Gemmell	Yes
Alan D. Horn	No
Melinda M. Rogers-Hixon	No

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Our Main Responsibilities:

Review and report to the Board of Directors (the “Board”) or a committee of the Board on certain matters, including:

•	financings (including share issuances)

•	commitments, in the ordinary course of business, of more than $200 million

•	commitments, outside the ordinary course of business and involving more than $50 million

•	alliance, branding, licence, partnership and joint venture arrangements involving more than $50 million

•	granting or assuming rights of first negotiation, first offer or first refusal involving Company property or assets exceeding $50 million

•

granting or assuming obligations with respect to any non-competition covenant or exclusivity undertaking involving property, assets or revenues exceeding $50 million and for a term in excess of two years

•	consider candidates for appointment of Chief Financial Officer and Chair of the Audit and Risk Committee of the Company and its subsidiaries, as applicable

Purpose of the Finance Committee

The Finance Committee (the “Committee”) shall assist the Board of Rogers Communications Inc. (the “Company”) in fulfilling its oversight responsibilities in the following principal areas:

(i)	financings (including share issuances);

(ii)	unbudgeted transactions, alliance branding, license, partnership, or joint venture arrangements; and

(iii)	considering candidates for the appointment of Chief Financial Officer and Chair of the Audit and Risk Committee of the Company and its subsidiaries, as applicable.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased as may be determined from time to time by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair of the Committee (the “Chair”).

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

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Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside auditors, legal counsel, and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

Without derogating from the duties, rights, and prerogatives of the Board, the responsibility of the Committee shall be to review and report to the Board or any other committee of the Board on the following matters prior to their submission to the Board or to any other committee of the Board or the execution of filing of any document required to implement any such matter, including with any governmental or regulatory authority. The Committee will endeavour to report to the Board or any other committee of the Board on any matter referred to it within 14 business days.

(a)

financings (including the issuance of securities of the Company or rights to convert or exchange into or acquire securities of the Company, other than employee share options or employee share purchase plans approved by the Board or the Human Resources Committee), credit facilities, the creation, incurrence, or assumption of borrowings from third parties and the granting or assumption of guarantees, commitments, or support agreements, contingent or otherwise (including the refinancing, refunding, extension, amendment, restructuring, novation, or regranting of any of the foregoing, whether currently existing or hereafter incurred), the acceleration or prepayment of debt, and the acquisition, redemption, or repurchase of securities of the Company or any subsidiary;

(b)	commitments (actual or contingent) (other than commitments solely between the Company and its wholly owned subsidiaries or between wholly owned subsidiaries of the Company) that are:

(i)	in the ordinary course of business of more than $200 million in the aggregate by one or a series of transactions; or

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(ii)

outside of the ordinary course of business of more than $50 million in the aggregate by one or a series of transactions, including, without limitation, acquisitions, dispositions, mergers, arrangements and other forms of business combination and investments and loans by the Company or any subsidiary;

(c)	the engagement of financial, investment, or similar advisors by the Company or any of its subsidiaries in connection with transactions with a value in excess of $100 million in the aggregate;

(d)

alliance, branding, licence, relationship, joint venture, and partnership agreements involving liabilities or commitments, actual or contingent, by the Company or any of its subsidiaries (the “Rogers Companies”) in excess of $50 million in the aggregate by one or a series of transactions;

(e)

the grant or assumption of rights of first negotiation, first offer, or first refusal, contingent or otherwise, (other than between Rogers Companies) in respect of any property or asset of any Rogers Company that has an estimated fair market value in excess of $50 million;

(f)

the grant of rights or assumption of obligations by any Rogers Company of any non-competition covenant or exclusivity undertaking in favour of any person (other than a Rogers Company) which is for a term in excess of two years and is in respect of a line of business that had revenues of at least $50 million in the most recent fiscal year or is in respect of the supply of products or service that involves estimated expenditures of over $50 million in the aggregate by one or a series of transactions; and

(g)	candidates for appointment as the Chief Financial Officer and Chair of the Audit and Risk Committee of any Rogers Company.

The Board may from time to time delegate additional responsibilities to the Committee.

NOMINATING COMMITTEE

Current Members:

Name	Independent
Edward S. Rogers (Chair)	No
Robert J. Gemmell	Yes
Jan L. Innes	Yes
Melinda M. Rogers-Hixon	No

Our Main Responsibilities:

•	review, consider and/or initiate proposals for nomination of directors to the Board of Directors (the “Board”) and the boards of directors of our wholly owned subsidiaries

•	interview all shortlisted candidates

•	assess incumbent directors for re-nomination to the Board

•	establish criteria for and recommend prospective members for our and our affiliates’ boards

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Purpose of the Nominating Committee

The Nominating Committee (the “Committee”) shall assist the Board of Rogers Communications Inc. (the “Company”) in fulfilling its oversight responsibilities in the following principal areas:

(i)	review and consider proposals for nomination of directors to the Board; and

(ii)	assess incumbent directors for re-nomination to the Board.

Membership

The Committee shall be comprised of not less than three members of the Board.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside legal counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he

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or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

The responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Committee from examining any matters related to its purpose:

(a)

receive and/or initiate proposals for nomination of individuals for election to the Board and to the boards of directors of the wholly-owned subsidiaries of the Company, and to review and consider such proposals;

(b)	interview all short listed candidates;

(c)	assess incumbent directors for re-nomination to the Board and/or committees of the Board;

(d)

establish criteria for prospective members of the Board and/or committees of the Board incorporating the skillsets and other needs of the Company and the boards of directors of the Company’s affiliates;

(e)

recommend, in a timely fashion, to the Board and to the boards of directors of wholly- owned subsidiaries, the names of individuals to be nominated for election as members of the Board, members of Board committees and members of the boards of directors of wholly-owned subsidiaries, respectively;

(f)	where a director makes a change in principal occupation, the Committee shall determine the appropriateness of the director continuing on the Board and report at the next Board meeting;

(g)

consider and make recommendations for individuals to be nominated for election as members of the boards of directors of corporations that are not wholly-owned and in which the Company may have a controlling or significant interest;

(h)	develop a multi-year succession plan for all Board members and review and update annually as necessary; and

(i)	provide education and orientation program for new directors.

HUMAN RESOURCES COMMITTEE

Current Members:

Name	Independent
Ivan Fecan (Chair)	Yes
Jack L. Cockwell, C.M.	Yes
Jan L. Innes	Yes

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Our Main Responsibilities:

•	review approve and as applicable, recommend for Board of Directors’ (the “Board”) approval, executive compensation and severance policies

•	review Rogers Communications Inc.’s (the “Company”) compensation, benefit, and wealth accumulation programs (design and competitiveness)

•	review the Company’s senior executives’ management development and succession planning

•	set performance objectives for the Chief Executive Officer (CEO), which encourage the Company’s long-term financial success and regularly measure the CEO’s performance against these objectives

•	review and recommend for approval by the Board, competitive compensation that meets the Company’s hiring, retention, and performance objectives, as recommended, for the CEO

•	review and approve, as appropriate, competitive compensation that meets the Company’s hiring, retention, and performance objectives, the recommended compensation for the following positions:

i.	all officers reporting to the CEO and certain other senior officers; and

ii.	Family Members of the above employees and Board directors employed by the Company and its affiliates, unless it is in line with Rogers standard compensation practices.

•

produce a report on executive compensation for the benefit of shareholders, which is published in the Company’s annual proxy circular, and review, as appropriate, any other material public disclosures concerning executive compensation

Purpose of the Human Resources Committee

The Human Resources Committee (the “Committee”) shall review, approve, and recommend to the Board changes to the Company’s executive compensation and severance policies to ensure that such policies are designed to provide the CEO and the employees of the Company and its subsidiaries with fair and competitive compensation. The Committee shall oversee the design and administration of the Company’s total rewards programs, as outlined in the Responsibilities section below. In addition the Committee shall review the Company’s human resources development, succession planning, diversity policy and performance evaluation programs and make recommendations to ensure that such programs are established and operating effectively.

Independence

The Committee shall be composed of a majority of independent directors within the meaning of applicable Canadian securities laws and the Company’s Director Material Relationship Standards.

The Committee shall meet regularly without management present.

The Committee shall have the authority to engage independent advisors, paid for by the Company, to help make the best possible decisions on executive compensation.

Membership

The Committee shall be comprised of not less than three members of the Board, a majority of whom shall be independent of management in accordance with applicable Canadian securities laws and based on the Company’s Director Material Relationship Standards.

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The CEO may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The Committee shall have the right to appoint an outside compensation advisor to assist it in its deliberations. If such an appointment is made, the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual General Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside auditors, legal counsel, and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

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Responsibilities

The specific responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Committee from examining any matters related to its purpose.

(a)

review and recommend to the Board any changes to the Company’s compensation policies and programmes including short-term incentive plans, long-term incentive plans, benefit plans, perquisite plans, savings plans, and pension plans. With respect to the Company’s short-term and long-term incentive plans, this review includes an assessment of their impact on risk-taking to ensure the plans do not incent risk-taking beyond the Company’s risk tolerance;

(b)	on an annual basis, review the Company’s succession and management development and diversity plans, with respect to those roles currently occupied by Subject Employees, as defined below;

(c)

review and recommend for Board approval the terms of employment and compensation arrangements for the CEO. With respect to the CEO, following input from the members of the Board of Directors, the Committee will at least annually:

(i)	establish performance goals and corresponding incentive compensation award levels;

(ii)	review actual performance against established goals and the objectives set out in the CEO’s job description; and

(iii)	review and recommend for Board approval, incentive compensation awards;

(d)	review, based on the recommendations of the CEO, and approve the level of all forms of compensation to be paid to:

(i)	Named Executive Officers (as defined under applicable Canadian securities laws), excluding the CEO, for the Company and its affiliates;

(ii)	all Officers reporting to the CEO and all Officers at the E1 and E2 level;

(iii)

Family Members of the employees in (i) and (ii) above and Board of Directors, who are employed by the Company and its affiliates, at the Director level and above to the extent that there is a deviation from Rogers standard compensation practices for the level or role. “Family Members” means, with respect to a Subject Employee (the individuals referred to in terms (i) and (ii) as well as board members being collectively referred to as the “Subject Employees”), a person’s spouse, parents, children, siblings, mothers-in-law and fathers-in-law, sons and daughters-in-laws, brothers and sisters-in-law, and anyone who shares such person’s home; and

(iv)	executives at the E3 and E4 levels, to the extent there is a deviation from the approved Executive Compensation Policies and Procedures;

(e)	review and approve the performance objectives and corresponding payout levels under approved incentive plans for Subject Employees, excluding the CEO;

(f)

consider and approve a pool of long-term incentive awards, consistent in terms with the Company’s approved plans, that are available for grant at the discretion of the CEO, subject to the following limitations which are set by the Committee on an annual basis:

(i)	the maximum number of shares that may be granted under awards to participants within defined salary bands; and

(ii)	the maximum percentage of the total awards per annum granted to certain groups of individuals (i.e. Named Executive Officers, Key Executives and other participants);

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(g)

review and, as appropriate, approve the Company’s standard severance policy, as well as the terms of any severance provision or settlement being contemplated for a current or prospective employee that is included in the group of employees included under the definitions of Subject Employee or Family Member. The Committee is also responsible to review and approve, as appropriate the terms of severance or any settlement with executives at the E3 and E4 levels, where the severance terms exceed the severance pursuant to the approved Executive Compensation Policies and Procedures. Any approvals under this clause shall be reported to the Board at the next meeting;

(h)

monitor the administration of the Company’s long-term incentive plans, employee share accumulation plans, and group savings plans (RRSPs and TFSA) including the approval of grants of options, share units, or other long-term incentives to employees based on the recommendation of the CEO and to ensure that all grants are made in accordance with the terms of the Company’s approved Executive Compensation Policies and Procedures;

(i)	review and approve the executive compensation sections of the Company’s annual proxy circular and other public filings; and

(j)	conduct an annual review of the Committee’s mandate and performance.

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Notes

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SHAREHOLDER INFORMATION AND INQUIRIES

SHAREHOLDER SERVICES

If you are a registered shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about lost stock certificates, share transfers, estate settlements or dividends, please contact our Transfer Agent and Registrar:

CORPORATE HEADQUARTERS Rogers Communications Inc. 333 Bloor Street East, 10th Floor Toronto, Ontario, Canada M4W 1G9 416.935.7777 or rogers.com

Transfer Agent: TSX Trust Company

By mail:

P.O. Box 700

Station B

Montreal, Quebec, H3B 3K3

Tel: 1.800.387.0825 (US and Canada) / 416.682.3860         (Outside North America)

Fax: 1.888.249.6189

E-mail:shareholderinquiries@tmx.com

Website:www.tsxtrust.com

ROGERS CUSTOMER SERVICE 1.888.764.3771 or rogers.com/support	Multiple Mailings: If you receive duplicate shareholder mailings from RCI, please contact TSX Trust Company as detailed above to consolidate your holdings.

Investor Relations

Institutional investors, security analysts, and others requiring additional financial information can visit investors.rogers.com or contact: investor.relations@rci.rogers.com or 647.435.6470. For media inquiries: 416.935.7777.

Online Information

RCI is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit investors.rogers.com where you will find additional information about our business including events and presentations, news releases, regulatory filings, governance practices and our continuous disclosure materials including quarterly financial releases, Annual Information Forms and Information Circulars. You may also subscribe to our news by e-mail or RSS feeds to automatically receive RCI’s news releases electronically.

Dividend Reinvestment Plan (DRIP)

TSX Trust Company administers a dividend reinvestment program for eligible RCI shareholders. To request plan materials or learn more about RCI’s DRIP, please visit https://tsxtrust.com/a/investor-hub/, or contact TSX Trust Company as detailed earlier on this page.

Electronic Delivery of Shareholder Materials

Shareholders may elect to receive e-mail notifications of future shareholder meetings and the availability of related financial statements and proxy materials by following the instructions found at the front of this circular. This approach gets information to shareholders more quickly than conventional mail and helps to protect the environment and reduce printing and postage costs.

This information circular is printed on FSC® certified paper. The fibre used in the manufacture of this stock comes exclusively from 100% post-consumer fibre; is manufactured using renewable energy—biogas—and is processed chlorine free (“PCF”). This information circular is fully recyclable.